6 Follow-Up Materials

06014164

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Resorts World Berhad

*CURRENT ADDRESS

PROCESSED

**FORMER NAME

JUN 07 2006

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3229

FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 6/7/06

RESORTS WORLD BHD

(58019-U)





Celebrating 40 years

1965-2005

GENTING

CONTENTS

THIS STATEMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.
If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold or transferred all your shares in Resorts World Bhd, you should at once send this Statement together with the enclosed Form of Proxy to the agent through whom the sale or transfer was contracted for onward transmission to the purchaser or transferee.

Bursa Malaysia Securities Berhad has not perused this Statement prior to its issuance, takes no responsibility for the contents of this Statement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents in this Statement.

RESORTS WORLD BHD

(58019-U)
(Incorporated in Malaysia)

SHARE BUY-BACK STATEMENT

IN RELATION TO THE

PROPOSED RENEWAL OF THE AUTHORITY FOR THE PURCHASE OF UP TO TEN (10) PER CENTUM OF THE ISSUED AND PAID-UP ORDINARY SHARE CAPITAL OF THE COMPANY PURSUANT TO SECTION 67A OF THE COMPANIES ACT, 1965

The Ordinary Resolution in respect of the above Proposal will be tabled at the Twenty-Sixth Annual General Meeting of the Company to be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Wednesday, 21 June 2006 at 3.00 p.m. together with the Form of Proxy are set out in the 2005 Annual Report of the Company despatched together with this Statement.

Last day and time for lodging the Form of Proxy	:	Monday, 19 June 2006 at 3.00 p.m.
Date and time of Annual General Meeting	:	Wednesday, 21 June 2006 at 3.00 p.m.

This Statement is dated 30 May 2006

DEFINITIONS

Unless where the context otherwise requires, the following definitions shall apply throughout this Statement:

Act	:	Companies Act, 1965
AGM	:	Annual General Meeting
Board	:	Board of Directors of Resorts
Bursa Malaysia		Bursa Malaysia Securities Berhad (635998-W)
Code	:	Malaysian Code on Take-Overs and Mergers, 1998
EPS	:	Earnings per share
Market Day	:	Any day between Monday and Friday (inclusive) which is not a public holiday and on which Bursa Malaysia is open for trading of securities
NA	:	Net assets or total assets less total liabilities
Proposed Renewal	:	Proposed renewal of the authority to enable Resorts to purchase Resorts Shares for up to 10% of the issued and paid-up share capital of the Company
Resorts or Company	:	Resorts World Bhd (58019-U)
Resorts Group or Group	:	Resorts and its subsidiaries
Resorts Share(s)	:	Ordinary share(s) of RM0.50 each in Resorts
RM and sen	:	Ringgit Malaysia and sen respectively

Words importing the singular shall, where applicable, include the plural and vice versa and words importing the masculine gender shall, where applicable, include the feminine and neuter genders and vice versa. Reference to persons shall include corporations.

Any reference in this Statement to any enactment is a reference to that enactment as for the time being amended or re-enacted.

Any reference to a time of day in this Statement shall be a reference to Malaysian time, unless otherwise stated.

CONTENTS

LETTER TO THE SHAREHOLDERS OF GENTING RELATING TO THE PROPOSED RENEWAL CONTAINING:

RESORTS WORLD BHD

(Company No. 58019-U)
(Incorporated in Malaysia)

Registered Office:

24th Floor, Wisma Genting
Jalan Sultan Ismail
50250 Kuala Lumpur

30 May 2006

Directors:

Tan Sri Lim Kok Thay *(Chairman, President & Chief Executive)*
Tun Mohammed Hanif bin Omar *(Deputy Chairman)*
Tan Sri Alwi Jantan *(Executive Director)*
Mr. Quah Chek Tin *(Executive Director & Chief Operating Officer)*
Tan Sri Wan Sidek bin Hj Wan Abdul Rahman *(Independent Non-Executive Director)*
Tan Sri Dr. Lin See Yan *(Independent Non-Executive Director)*
Tan Sri Clifford Francis Herbert *(Independent Non-Executive Director)*
General (R) Tan Sri Mohd Zahidi bin Hj Zainuddin *(Independent Non-Executive Director)*

To: The Shareholders of Resorts World Bhd

Dear Sir/Madam

PROPOSED RENEWAL OF THE AUTHORITY FOR THE PURCHASE OF OWN SHARES

1. INTRODUCTION

On 19 April 2006, the Company announced that it proposes to seek a renewal of an existing authorisation from its shareholders to purchase shares of the Company of up to ten (10) per centum of the issued and paid-up share capital of Resorts.

At the Twenty-Fifth AGM held on 28 June 2005, your Board obtained shareholders' approval to undertake the share buy-back of up to ten (10) per centum of the issued and paid-up share capital of Resorts through Bursa Malaysia.

The authority obtained by the Board for the purchase of own ordinary shares by the Company shall lapse at the conclusion of the forthcoming Twenty-Sixth AGM unless a renewal of authority of share buy-back is obtained from shareholders of Resorts.

In view of the authority expiring at the conclusion of the forthcoming AGM of Resorts, which will be held on Wednesday, 21 June 2006, a renewal of the authority of share buy-back is sought from the shareholders for the Proposed Renewal by way of an ordinary resolution.

The purpose of this Statement is to provide you with the details of the Proposed Renewal and to seek your approval for the ordinary resolution pertaining to the Proposed Renewal to be tabled at the forthcoming AGM of Resorts to be convened at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Wednesday, 21 June 2006 at 3.00 p.m.

SHAREHOLDERS OF RESORTS ARE ADVISED TO READ THE CONTENTS OF THIS STATEMENT CAREFULLY BEFORE VOTING ON THE RESOLUTION PERTAINING TO THE PROPOSED RENEWAL

2. DETAILS OF THE PROPOSED RENEWAL

2.1 The Company proposes to seek from its shareholders a renewal of the authority to purchase up to a maximum of approximately 109,294,000 ordinary shares of RM0.50 each in Resorts representing approximately ten (10) per centum of the issued and paid-up share capital of the Company as at 2 May 2006 comprising 1,092,942,334 ordinary shares of RM0.50 each, on Bursa Malaysia through up to two stockbrokers. The appointment of up to two stockbrokers would be lodged with Bursa Malaysia at a later date.

The authority from the shareholders, if renewed, shall be effective upon the passing of the ordinary resolution for the Proposed Renewal at the forthcoming AGM until the conclusion of the next AGM of the Company, unless earlier revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

2.2 The Board proposes to allocate an amount of up to the retained profits and/or share premium account for the purchase of its own shares subject to compliance with Section 67A of the Act and any prevailing laws, rules, regulations, orders, guidelines and requirements issued by the relevant authorities at the time of the purchase ("Prevailing Laws") including compliance with the twenty five (25) per centum public shareholding spread as required by the Bursa Malaysia Listing Requirements. The retained profits and share premium account of the Company were RM6,366.2 million and RM33.7 million respectively, based on the audited financial statements as at 31 December 2005 and were RM6,628.8 million and RM41.1 million based on the management accounts as at 31 March 2006.

2.3 As at 2 May 2006, the public shareholding spread of the Company was approximately 42.27% Assuming the share buy-back of ten (10) per centum of the issued and paid-up share capital of the Company is carried out in full, and the number of ordinary shares held by the substantial shareholders, Directors and persons related to the substantial shareholders and/or Directors remain unchanged, the public shareholding spread of the Company will be reduced to 35.86%.

2.4 Section 67A of the Act pertaining to the purchase of own shares by listed companies allows the treatment of purchased shares to be cancelled upon purchase, held as treasury shares or a combination of both. Purchased shares held as treasury shares may either be distributed as share dividends, resold on Bursa Malaysia in accordance with the relevant rules of Bursa Malaysia or subsequently cancelled. The decision whether to retain the ordinary shares in the Company as treasury shares and/or cancel them and/or resell the treasury shares and/or to distribute them as share dividends and/or subsequently cancel them will be made by the Board at the appropriate time. The distribution of treasury shares as share dividends may be applied as a reduction of the retained profits or share premium account of the Company subject to applicable prevailing laws.

While the purchased shares are held as treasury shares, the rights attached to them as to voting, dividends and participation in other distributions and otherwise are suspended and the treasury shares shall not be taken into account in calculating the number or percentage of shares or of a class of shares in the Company for any purposes including sub stantial shareholding, takeovers, notices, the requisitioning of meetings, the quorum for a meeting and the result of a vote on a resolution at a meeting.

2.5 Resorts may only purchase its own shares at a price which is not more than fifteen (15) per centum above the weighted average market price of Resorts Shares for the past five (5) market days immediately preceding the date of the purchase. The Company may only resell the purchased shares held as treasury shares at a price which is:

(a) not less than the weighted average market price of Resorts Shares for the five (5) market days immediately preceding the date of resale; or
(b) not less than 5% below the weighted average market price of Resorts Shares for the five (5) market days immediately prior to the resale provided that:
    (i) the resale takes place no earlier than 30 days from the date of purchase; and
    (ii) the resale price is not less than the cost of purchase of the shares being resold.

2.6 The Proposed Renewal will allow the Board to exercise the power of the Company to purchase its own shares at any time within the abovementioned time period using the internal funds of the Company and/or external borrowings. The amount of internally generated funds and/or external borrowings to be utilised will only be determined later depending on the available internally generated funds, actual number of Resorts Shares to be purchased and other relevant cost factors. The actual number of Resorts Shares to be purchased will depend on market conditions and sentiments of Bursa Malaysia as well as the retained profits and share premium account and financial resources available to the Company. The treatment of the purchased shares to be held as treasury shares, either distributed as share dividends or resold by the Company on Bursa Malaysia, or both, will in turn depend on the availability of, among others, retained profits, share premium account and tax credit (in relation to Section 108 of the Income Tax Act, 1967) of the Company.

In the event the Company purchases and holds its own shares using external borrowings, the Board would ensure that the Company has sufficient funds to repay the external borrowings and that the repayment would have no material effect on the cashflow of the Company.

3. RATIONALE FOR THE PROPOSED RENEWAL

The Proposed Renewal, if implemented, will enable the Resorts Group to utilise any of its surplus financial resources to purchase its own shares from the market. It may stabilise the supply and demand of its shares traded on the Main Board of Bursa Malaysia and thereby support its fundamental value.

If Resorts Shares purchased are subsequently cancelled, the EPS of Resorts may strengthen and if so, it is expected to benefit the shareholders of the Company.

The purchased shares can be held as treasury shares and resold on Bursa Malaysia at a higher price with the intention of realising a potential gain without affecting the total issued and paid-up share capital of the Company. Should any treasury shares be distributed as share dividends, this would serve to reward the shareholders of the Company.

The Proposed Renewal is not expected to have any potential material disadvantage to the Company and its shareholders as it will be exercised only after due consideration of the financial resources of the Resorts Group and of the resultant impact on its share holders. The Board in exercising any decision to buy-back any Resorts Shares will be mindful of the interest of the Company and its shareholders.

4. **FACTORS FOR SHAREHOLDERS TO CONSIDER**

The Proposed Renewal, if implemented, may enable the Company to stabilise the supply and demand of Resorts Shares on the stock exchange and thereby support the Company's fundamental value. The Board would also have the opportunity to utilise its financial resources not immediately required for other uses to purchase Resorts Shares. Any cancellation of the Resorts Shares so purchased will increase the EPS of the Group if the income foregone or interest expense incurred on the shares purchased is less than the EPS before the share buy-back. In addition, shareholders may receive treasury shares as share dividends if the Board recommends their distribution.

The Proposed Renewal if implemented will, however, reduce the amount of resources available for distribution to the shareholders of the Company and may result in the Group having to forego other investment opportunities that may emerge in the future, or at least deprive the Company and the Group of interest income that can be derived from the funds utilised for any share buy-back. The working capital of the Group will also be affected, as any purchase of Resorts Shares will reduce the Group's cashflow depending on the actual number of shares purchased and their purchase price.

On the other hand, the financial resources of the Group may increase if the Resorts Shares so purchased and held as treasury shares are resold at prices higher than their purchase price.

In any case, the Board will be mindful of the interest of the Company, the Group and the shareholders in implementing the Proposed Renewal.

5. EFFECTS OF THE PROPOSED RENEWAL

Assuming that the Company purchases up to approximately 109,294,000 Resorts Shares representing approximately ten (10) per centum of its issued and paid-up share capital and such shares purchased are cancelled or alternatively retained as treasury shares or both, the effects of the implementation of the Proposed Renewal on the share capital, substantial shareholders' and Directors' shareholdings, earnings, NA, working capital and dividends are as set out below:

5.1 Share Capital

In the event that all the Resorts Shares purchased are cancelled, the implementation of the Proposed Renewal will result in the issued and paid-up share capital of the Company being reduced as follows:

	No. of ordinary shares of RM0.50 each
Issued and paid-up share capital as at 2 May 2006	1,092,942,334
Implementation of Proposed Renewal	(109,294,000)
Reduced share capital	983,648,334

However, the implementation of the Proposed Renewal will not have any effect on the issued and paid-up share capital of the Company if the Resorts Shares so purchased are retained as treasury shares.

5.2 Substantial Shareholders' Interests

The effect of the implementation of the Proposed Renewal on the shareholdings of the substantial shareholders of Resorts based on the Register of Substantial Shareholders as at 2 May 2006, is as follows:

	<---No. of Resorts Shares held							**--->**
	<---Before the Proposed Renewal--->				**<---After the Proposed Renewal--->**			
	Direct	**%**	**Indirect**	**%**	**Direct**	**%**	**Indirect**	**%**
Genting Berhad ("Genting")	630,470,000	57.69	-	-	630,470,000	64.10	-	-
Kien Huat Realty Sdn Bhd ("Kien Huat")	-	-	630,709,786*	57.71	-	-	630,709,786*	64.12
Parkview Management Sdn Bhd	-	-	630,709,786^	57.71	-	-	630,709,786^	64.12

Notes:

* *Deemed interested through its subsidiary and Genting*

^ *Deemed interested through a subsidiary od Kien Huat and Genting*

5.3 Directors' Shareholdings

The effect of the implementation of the Proposed Renewal on the shareholdings of the Directors of Resorts based on the Register of Directors' Shareholdings as at 2 May 2006 is as follows:

	No. of Resorts Shares held							
	Before the Proposed Renewal				After the Proposed Renewal			
	Direct	%	Indirect	%	Direct	%	Indirect	%
Tan Sri Lim Kok Thay	50,000	#	-	-	50,000	#	-	-
Tun Mohammed Hanif bin Omar	1,000	#	-	-	1,000	#	-	-
Tan Sri Alwi Jantan	78,000	#	-	-	78,000	#	-	-
Quah Chek Tin	1,000	#	-	-	1,000	#	-	-
Tan Sri Wan Sidek bin Hj Wan Abdul Rahman	-	-	-	-	-	-	-	-
Tan Sri Dr. Lin See Yan	-	-	-	-	-	-	-	-
Tan Sri Clifford Francis Herbert	-	-	-	-	-	-	-	-
General (R) Tan Sri Mohd Zahidi bin Hj Zainuddin	-	-	-	-	-	-	-	-

Notes:

\# *Negligible*

5.4 Earnings

Where the shares so purchased are to be cancelled, the earnings of the Group will increase if the shares are purchased at prices below the NA at the time of purchase. However, the increase in earnings will be affected to the extent of the reduction in interest income arising from funds utilised for the purchased shares or any increase in interest expense arising from borrowings to fund the purchase. In the event that the shares are treated as treasury shares and subsequently sold, the earnings of the Group will increase where the treasury shares are sold at prices above the NA and any resultant increase in interest income of the Group.

5.5 NA

If the purchased shares are kept as treasury shares, the NA per share would decrease, unless the cost per share of the treasury shares purchased is below the NA per share at the relevant point in time. This is because the treasury shares, which are required to be carried at cost, must be offset against equity and therefore would result in a decrease in NA of the Company.

Similarly, if the purchased shares are cancelled as provided under Section 67A of the Act, the NA per share of the Resorts Group will decrease, unless the cost per share of the purchased shares is below the NA per share at the relevant point in time.

In the case where the purchased shares are treated as treasury shares and subsequently resold on Bursa Malaysia, the NA per share of the Resorts Group will increase if the Company realises a gain from the resale, and vice-versa. If the treasury shares are distributed as share dividends, the NA of the Resorts Group will decrease by the cost of the treasury shares.

5.6 Working Capital

The implementation of the Proposed Renewal will reduce the working capital of the Group, the quantum of which depends on, amongst others, the number of shares eventually purchased and the purchase prices of the shares.

For shares so purchased which are kept as treasury shares, upon its resale, the working capital of the Company will increase. Again, the quantum of the increase in the working capital will depend on the actual selling price of the treasury shares and the number of treasury shares resold.

5.7 Dividends

Assuming the Proposed Renewal is implemented in full and the dividend quantum is maintained at historical levels, the Proposed Renewal will have the effect of increasing the dividend rate of the Company as a result of the reduction in the issued and paid-up share capital of the Company per ordinary share of RM0.50 each.

For the financial year ended 31 December 2005, the Company has paid an interim dividend of 10.0 sen less Malaysian Income Tax and recommended a final dividend of 14.0 sen per ordinary share of RM0.50 each less Malaysian Income Tax announced on 22 February 2006. The recommended final dividend will be subject to shareholders' approval at the Company's forthcoming AGM.

6. IMPLICATION OF THE CODE

The direct shareholdings of Genting Berhad ("Genting") in Resorts as at 2 May 2006 is approximately 57.69% of the issued and paid-up share capital of the Company. In the event that the share buy-back of up to approximately ten (10) per centum is carried out in full in a period of six (6) months and the shares purchased are cancelled, the shareholdings of Genting in Resorts would increase to approximately 64.10% of the issued and paid-up share capital of the Company if the number of ordinary shares held by Genting is unchanged.

Pursuant to the Code, if a person or a group of persons acting in concert holds more than fifty (50) per centum of the voting shares of a company there is no obligation to undertake a mandatory general offer for the remaining ordinary shares of the Company not already owned by the said person or persons acting in concert. Accordingly, there will not be any implication relating to the Code arising from the Proposed Renewal.

7. APPROVAL REQUIRED

The Proposed Renewal is conditional upon approval from the shareholders of Resorts at the forthcoming AGM to be convened.

8. PURCHASE OF RESORTS SHARES

Currently, there are no shares of the Company which are held as treasury shares. The Company had not made any purchase of Resorts Shares in the previous twelve (12) months preceding the date of this Statement.

9. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

Save for the proportionate increase in the percentage shareholdings and/or voting rights of the shareholders in the Company as a consequence of the Proposed Renewal, none of the Directors and/or major shareholders of Resorts or persons connected to them, has any interest, direct or indirect, in the Proposed Renewal or resale of treasury shares, if any.

10. DIRECTORS' RECOMMENDATION

Your Directors, after careful deliberation, are of the opinion that the Proposed Renewal is in the best interest of the Company. Accordingly, your Directors recommend that you vote in favour of the ordinary resolution to give effect to the Proposed Renewal at the forthcoming AGM.

Yours faithfully
For and on behalf of the Board of Directors
of **RESORTS WORLD BHD**

TUN MOHAMMED HANIF BIN OMAR
DEPUTY CHAIRMAN



RESORTS WORLD

We are one of the world's leading leisure and hospitality corporations with strong financials and management expertise in developing and managing integrated entertainment resorts.

Our Mission

We will:

1. Be responsive to the changing demands of our customers and excel in providing quality products and services.

2. Be committed to innovation and the adoption of new technology to achieve competitive advantage.

3. Generate a fair return to our shareholders.

4. Pursue personnel policies which recognise and reward performance and contributions of employees and provide proper training, development and opportunities for career advancement.

5. Be a responsible corporate citizen, committed to enhancing corporate governance and transparency.






bringing you the **best** in...

dining pleasure • theme parks & attractions • meetings & conventions • leisure cruising • spa & relaxation • gaming experience • international shows • mega venues








OLIVER!
charmed by this
family favourite!





Resorts World - one of the world's leading leisure & hospitality corporations

RESORTS WORLD BHD
A member of the Genting Group

www.resortsworld.com
www.genting.com.my
www.maxims.com.my
www.awana.com.my
www.worldcard.com.my
www.awanavacation.com.my
mice.genting.com.my

Resorts World is one of the world's leading leisure and hospitality corporations with strong financials and management expertise in developing and managing integrated entertainment resorts.

Resorts World is a 57.7%-owned member company of the Genting Group. Genting Group is a collective name for Genting Berhad and its subsidiaries and associates. Genting Group is one of Asia's leading and best managed multinationals, renowned for its strong management leadership, financial prudence and sound investment discipline.

The jewel of its crown is Genting Highlands Resort, Asia's leading integrated leisure and entertainment resort with 6 hotels, 10,000 rooms and offering over 170 food, beverage and retail outlets, 60 fun rides and endless entertainment - all in one location. At 2,000 metres (6,000 feet) above sea level, Genting Highlands Resort enjoys fresh cool climate all year round and splendid views of its natural surrounding highlands.

Resorts World owns and operates the Awana hotel chain, comprising three beautifully designed hotels in Malaysia - Awana Genting Highlands Golf & Country Resort, Awana Kijal Golf, Beach & Spa Resort, Terengganu and Awana Porto Malai, Langkawi.

Its 36%-owned associate, Star Cruises Limited, is the world's third largest cruise line and the leading cruise line in Asia-Pacific, operating under internationally recognised brands of Star Cruises, Norwegian Cruise Line, NCL America, Orient Lines and Cruise Ferries.



Awana Hotels & Resorts



Maxims Club, Genting Highlands



Star Cruises

Genting - family leisure and entertainment at its best



Relax and enjoy



Exhilarating rides at Genting Theme Park



DOCKERS
U2

Shoppers' paradise at First World Plaza

NOTICE IS HEREBY GIVEN THAT the Twenty-Sixth Annual General Meeting of the Company will be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Wednesday, 21 June 2006 at 3.00 p.m.

AS ORDINARY BUSINESS

1. To receive and adopt the Financial Statements for the financial year ended 31 December 2005 and the Directors' and Auditors' Reports thereon. **(Resolution 1)**

2. To sanction the declaration of a final dividend. **(Resolution 2)**

3. To approve Directors' fees of RM564,083 for the financial year ended 31 December 2005 (2004: RM575,000). **(Resolution 3)**

4. To re-elect the following persons as Directors of the Company pursuant to Article 99 of the Articles of Association of the Company:

   (i) Tun Mohammed Hanif bin Omar **(Resolution 4)**
   (ii) Mr Quah Chek Tin **(Resolution 5)**

5. To re-elect General (R) Tan Sri Mohd Zahidi bin Hj Zainuddin as a Director of the Company pursuant to Article 104 of the Articles of Association of the Company. **(Resolution 6)**

6. To consider and, if thought fit, pass the following resolutions pursuant to Section 129 of the Companies Act, 1965:

   "That Tan Sri Alwi Jantan, retiring in accordance with Section 129 of the Companies Act, 1965, be and is hereby re-appointed as a Director of the Company to hold office until the next Annual General Meeting." **(Resolution 7)**

   "That Tan Sri Wan Sidek bin Hj Wan Abdul Rahman, retiring in accordance with Section 129 of the Companies Act, 1965, be and is hereby re-appointed as a Director of the Company to hold office until the next Annual General Meeting." **(Resolution 8)**

7. To re-appoint Auditors and to authorise the Directors to fix their remuneration. **(Resolution 9)**

AS SPECIAL BUSINESS

To consider and, if thought fit, pass the following Resolutions:

Ordinary Resolutions

8. **Authority to issue and allot shares pursuant to Section 132D of the Companies Act, 1965**

   "THAT, subject always to the Companies Act, 1965, the Articles of Association of the Company and the approval of any relevant governmental and/or regulatory authorities, where such approval is required, the Directors be and are hereby authorised and empowered pursuant to Section 132D of the Companies Act, 1965, to issue and allot shares in the Company, at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit provided that the aggregate number of shares issued pursuant to this resolution does not exceed ten (10) per centum of the issued and paid-up share capital of the Company for the time being and that the Directors be and are also empowered to obtain the approval for the listing of and quotation for the additional shares so issued on Bursa Malaysia Securities Berhad and that such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company." **(Resolution 10)**

9. **Proposed renewal of the authority for the purchase of own shares**

"THAT, subject to compliance with the Companies Act, 1965, the Articles of Association of the Company, regulations and guidelines issued from time to time by Bursa Malaysia Securities Berhad ("Bursa Malaysia") or any other regulatory authorities, approval be and is hereby given to the Company to utilise an amount not exceeding the total retained profits and share premium of the Company to purchase such amount of ordinary shares of RM0.50 each in the Company as may be determined by the Directors of the Company from time to time on Bursa Malaysia upon such terms and conditions as the Directors may deem fit and expedient in the interest of the Company provided that the aggregate number of shares to be purchased pursuant to this resolution does not exceed 109,294,000 ordinary shares of RM0.50 each representing ten (10) per centum of the issued and paid-up share capital of the Company as at 2 May 2006. Based on the audited financial statements for the financial year ended 31 December 2005, the Company's retained profits and share premium accounts were RM6,366.2 million and RM33.7 million respectively;

AND THAT such authority shall commence upon the passing of this resolution and shall remain in force until the conclusion of the next Annual General Meeting of the Company unless earlier revoked or varied by ordinary resolution of the shareholders of the Company in a general meeting;

AND THAT authority be and is hereby given to the Directors of the Company to decide in their discretion to retain the ordinary shares in the Company so purchased by the Company as treasury shares and/or cancel them and/or resell the treasury shares or to distribute them as share dividend and/or subsequently cancel them;

AND FURTHER THAT authority be and is hereby given to the Directors of the Company to take all such steps as are necessary (including the appointment of up to two (2) Participating Organisations as defined in the Bursa Malaysia Listing Requirements and the opening and maintaining of Central Depository Accounts designated as Share Buy-Back Accounts) and to enter into any agreements and arrangements with any party or parties to implement, finalise and give full effect to the aforesaid with full powers to assent to any conditions, modifications, variations and/or amendments (if any) as may be imposed by the relevant authorities." **(Resolution 11)**

10. To transact any other business of which due notice shall have been given.

By Order of the Board
TAN WOOI MENG
Secretary

Kuala Lumpur
30 May 2006

NOTES

A member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies (but not more than two) to attend and vote instead of him. A proxy need not be a member of the Company but in accordance with Section 149 of the Companies Act, 1965, a member shall not be entitled to appoint a person who is not a member of the Company as his proxy unless that person is an advocate, an approved company auditor or a person approved by the Registrar of Companies in a particular case. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy. The instrument appointing a proxy must be deposited at the Registered Office of the Company not less than 48 hours before the time set for holding the meeting or at any adjournment thereof.

EXPLANATORY NOTES ON SPECIAL BUSINESS

(1) Ordinary Resolution 10, if passed, will give authority to the Directors of the Company, from the date of the above Annual General Meeting, to issue and allot shares in the Company up to and not exceeding in total ten (10) per centum of the issued and paid-up share capital of the Company for the time being, for such purposes as they consider would be in the best interest of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next Annual General Meeting of the Company.

(2) Ordinary Resolution 11, if passed, will empower the Directors of the Company to purchase the Company's shares up to ten (10) per centum of the issued and paid-up share capital of the Company ("Proposed Share Buy-Back") by utilising the funds allocated which shall not exceed the total retained profits and share premium of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next Annual General Meeting of the Company.

Further information on the Proposed Share Buy-Back is set out in the Share Buy-Back Statement of the Company dated 30 May 2006 which is despatched together with the Company's 2005 Annual Report.

Statement Accompanying
Notice of Annual General Meeting

Pursuant to Paragraph 8.28 (2) of the Listing Requirements of Bursa Malaysia Securities Berhad

(1) The following are the Directors standing for re-election at the Twenty-Sixth Annual General Meeting of the Company to be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Wednesday, 21 June 2006 at 3.00 p.m.:

(a) Pursuant to Article 99 of the Articles of Association of the Company.

(i) Tun Mohammed Hanif bin Omar
(ii) Mr Quah Chek Tin

(b) Pursuant to Article 104 of the Articles of Association of the Company.

General (R) Tan Sri Mohd Zahidi bin Hj Zainuddin

(c) Pursuant to Section 129 of the Companies Act, 1965

(i) Tan Sri Alwi Jantan
(ii) Tan Sri Wan Sidek bin Hj Wan Abdul Rahman

(2) Number of Board Meetings held during the financial year ended 31 December 2005 : **5**

(3) Attendance of Directors at Board Meetings held during the financial year ended 31 December 2005 are set out on page 38 of this Annual Report.

(4) Further details on the Directors standing for re-election at the Twenty-Sixth Annual General Meeting are set out on pages 10 to 11 of this Annual Report.

Corporate Diary

2005

25 February
Announcement of the Consolidated Results of the Group for the fourth quarter and the Audited Results for the financial year ended 31 December 2004.

13 April
Announcement of the following:
(a) Entitlement Date for the Proposed Final Dividend in respect of the financial year ended 31 December 2004.
(b) Twenty-Fifth Annual General Meeting.
(c) Proposed Renewal of Mandate for the Proposed Share Buy-Back.

6 May
Announcement of the disposal of 26,343,468 ordinary shares of 5p each in London Clubs International plc by Resorts World Limited ("RWL"), a wholly-owned subsidiary of the Company to Palomino Limited, a wholly-owned subsidiary of Genting International P.L.C. ("Genting International").

13 May
Announcement of the Proposed Disposal by RWL, of its entire equity interest in Geremi Limited to Genting International for a consideration of USD4.6 million (approximately RM17.48 million) ("Proposed Geremi Disposal").

27 May
Announcement of the Consolidated Unaudited Results of the Group for the first quarter ended 31 March 2005.

31 May
Notice to Shareholders of the Twenty-Fifth Annual General Meeting.

13 June
Notice to Shareholders of the Extraordinary General Meeting in respect of the Proposed Geremi Disposal.

28 June
Twenty-Fifth Annual General Meeting and Extraordinary General Meeting in respect of the Proposed Geremi Disposal.

29 June
Announcement of the retirement of Dato' Siew Nim Chee as an Independent Non-Executive Director and as the Chairman of the Audit Committee of the Company.

1 July
Announcement of the following:
(a) The appointment of Tan Sri Dr. Lin See Yan as a member of the Audit Committee of the Company.
(b) The re-designation of Tan Sri Clifford Francis Herbert as the Chairman of the Audit Committee of the Company.

6 July
Announcement of the disposal by RWL of its entire equity interest in Geremi to Genting International for a consideration of USD4.6 million (approximately RM17.48 million).

4 August
Announcement of the appointment of General (R) Tan Sri Mohd Zahidi bin Hj Zainuddin as an Independent Non-Executive Director of the Company.

26 August
Announcement of the following:
(a) Consolidated Unaudited Results of the Group for the second quarter ended 30 June 2005.
(b) Entitlement Date for the Interim Dividend in respect of the half year ended 30 June 2005.

1 September
Announcement of the re-designation of Mr Justin Tan Wah Joo as a Non-Independent Non-Executive Director of the Company.

25 November
Announcement of the Consolidated Unaudited Results of the Group for the third quarter ended 30 September 2005.

2006

3 January
Announcement of the following:
(a) Resignation of Mr Justin Tan Wah Joo as a Non-Independent Non-Executive Director of the Company.
(b) Resignation of Mr Justin Tan Wah Joo as a member of the Audit Committee of the Company.

26 January
Announcement of the appointment of Mr Quah Chek Tin as a member of the Audit Committee of the Company.

22 February
Announcement of the Consolidated Results of the Group for the fourth quarter and the Audited Results for the financial year ended 31 December 2005.

19 April
Announcement of the following:
(a) Entitlement Date for the Proposed Final Dividend in respect of the financial year ended 31 December 2005.
(b) Twenty-Sixth Annual General Meeting.
(c) Proposed Renewal of Mandate for the Proposed Share Buy-Back.

DIVIDENDS

		Announcement	Entitlement Date	Payment
2004	Final - 11.0 sen less tax	25 February 2005	6 July 2005	25 July 2005
2005	Interim - 10.0 sen less tax	26 August 2005	4 October 2005	25 October 2005
2005	Proposed Final - 14.0 sen less tax	22 February 2006	3 July 2006	24 July 2006 *

** Upon approval of Shareholders at the Twenty-Sixth Annual General Meeting*

Corporate Information



TAN SRI LIM GOH TONG
Founder

Board of Directors



TAN SRI LIM KOK THAY
Chairman,
President & Chief Executive



TUN MOHAMMED HANIF BIN OMAR
Deputy Chairman



TAN SRI ALWI JANTAN
Executive Director



MR QUAH CHEK TIN
Executive Director &
Chief Operating Officer



TAN SRI WAN SIDEK BIN HJ WAN ABDUL RAHMAN
Independent Non-Executive Director



TAN SRI DR. LIN SEE YAN
Independent Non-Executive Director



TAN SRI CLIFFORD FRANCIS HERBERT
Independent Non-Executive Director



GENERAL (R) TAN SRI MOHD ZAHIDI BIN HJ ZAINUDDIN
Independent Non-Executive Director

Corporate Information

PRINCIPAL EXECUTIVE OFFICERS

Tan Sri Lim Kok Thay
Chairman, President & Chief Executive

Tun Mohammed Hanif bin Omar
Deputy Chairman

Tan Sri Alwi Jantan
Executive Director &
Executive Vice President - Public Affairs & Human Resources

Mr Quah Chek Tin
Executive Director & Chief Operating Officer

Mr Lee Choong Yan
Executive Vice President - Resorts Operations

Mr Jeffrey Teoh Kak Siew
Senior Vice President - Casino Marketing

Mr Lim Eng Ming
Senior Vice President - Casino & Security Operations

Mr Wong Yun On
Senior Vice President - Hotel Operations

Mr Raymond Yap Yin Min
Senior Vice President - Theme Park & First World Plaza Operations

Dato' Anthony Yeo Keat Seong
Senior Vice President - Public Relations & Communications

Ms Koh Poy Yong
Senior Vice President - Finance

Mr Lee Thiam Kit
Senior Vice President - Resorts Operations

Mr Alan Teo Kwong Chia
Senior Vice President - Human Resources

Mr Paul Chan Meng Yeong
Senior Vice President - Sales & Marketing

AUDIT COMMITTEE

Tan Sri Clifford Francis Herbert
Chairman/Independent Non-Executive Director

Tan Sri Wan Sidek bin Hj Wan Abdul Rahman
Member/Independent Non-Executive Director

Tan Sri Dr. Lin See Yan
Member/Independent Non-Executive Director

Tan Sri Lim Kok Thay
Member/Chairman, President & Chief Executive

Mr Quah Chek Tin
Member/Executive Director

NOMINATION COMMITTEE

Tan Sri Wan Sidek bin Hj Wan Abdul Rahman
Chairman/Independent Non-Executive Director

Tan Sri Clifford Francis Herbert
Member/Independent Non-Executive Director

Tan Sri Dr. Lin See Yan
Member/Independent Non-Executive Director

REMUNERATION COMMITTEE

Tan Sri Wan Sidek bin Hj Wan Abdul Rahman
Chairman/ Independent Non-Executive Director

Tan Sri Clifford Francis Herbert
Member/Independent Non-Executive Director

Tan Sri Dr. Lin See Yan
Member/Independent Non-Executive Director

Tan Sri Lim Kok Thay
Member/Chairman, President & Chief Executive

SECRETARY

Mr Tan Wooi Meng

RESORTS WORLD BHD

A public limited liability company
Incorporated and domiciled in Malaysia
Company no. 58019-U

REGISTERED OFFICE

24th Floor, Wisma Genting,
Jalan Sultan Ismail, 50250 Kuala Lumpur
Tel : (603) 2178 2288 / 2333 2288
Fax : (603) 2161 5304
E-mail : rwbinfo@genting.com

REGISTRARS

Genting Management and Consultancy Services Sdn Bhd
23rd Floor, Wisma Genting,
Jalan Sultan Ismail, 50250 Kuala Lumpur
Tel : (603) 2178 2288 / 2333 2266
Fax : (603) 2161 5304

STOCK EXCHANGE LISTING

Main Board of Bursa Malaysia Securities Berhad
(22 December 1989)

AUDITORS

PricewaterhouseCoopers (Chartered Accountants)

INTERNET HOMEPAGE
www.resortsworld.com
www.genting.com.my

Tan Sri Lim Kok Thay (Malaysian, aged 54), appointed on 17 October 1988, is the Chairman, President & Chief Executive. He holds a Bachelor of Science Degree in Civil Engineering from the University of London. He attended the advanced management programme of Harvard Business School, Harvard University in 1979. He is also the Chairman, President & Chief Executive of Genting Berhad, the Joint Chief Executive and a Director of Asiatic Development Berhad and the Executive Chairman of Genting International P.L.C. In addition, he sits on the Boards of other Malaysian and foreign companies. He joined the Genting Group in 1976 and has since served in various positions within the Group. He also sits on the Board of trustees of several charitable organisations in Malaysia.

Tan Sri Lim holds 50,000 ordinary shares and has a share option to subscribe for 750,000 ordinary shares in the Company.

Tan Sri Lim is the Chairman, President & Chief Executive Officer of Star Cruises Limited ("Star Cruises"), a company listed on the Stock Exchange of Hong Kong Limited. He also has an interest in the securities of Star Cruises. The Star Cruises group engages in cruise and cruise related businesses. As the cruise industry forms a segment of the leisure industry there may be indirect competition between the Company and Star Cruises.

Tun Mohammed Hanif bin Omar (Malaysian, aged 67), appointed on 23 February 1994, is the Deputy Chairman. He was Inspector-General of The Royal Malaysian Police for 20 years before retiring in January 1994, having joined as an officer in 1959. He holds a Bachelor of Arts Degree from the University of Malaya, Singapore, Bachelor of Law (Honours) Degree from Buckingham University and the Certificate of Legal Practice (Honours) from the Legal Qualifying Board. He is also the Deputy Chairman of Genting Berhad and the Chairman on the Board of public-listed General Corporation Berhad. He is a director of AMMB Holdings Berhad, AMFB Holdings Berhad, Fullmark Manufacturing Bhd and AmBank (M) Berhad (formerly known as AmFinance Berhad). He is the President of the Malaysian Institute of Management.

Tun Mohammed Hanif holds 1,000 ordinary shares and has a share option to subscribe for 500,000 ordinary shares in the Company.

Mr Quah Chek Tin (Malaysian, aged 54), appointed on 15 January 2003, is an Executive Director & Chief Operating Officer. He holds a Bachelor of Science (Honours) Degree in Economics from the London School of Economics and is a Fellow of the Institute of Chartered Accountants in England and Wales. In addition, he is an Executive Director of Genting Berhad and a Director of Asiatic Development Berhad. He has been with the Genting Group since 1979 and holds directorships in other companies within the Group which include three public companies, Genting Golf Course Bhd, Genting Highlands Berhad and Awana Vacation Resorts Development Berhad.

Mr Quah holds 1,000 ordinary shares in the Company.

Tan Sri Alwi Jantan (Malaysian, aged 71), appointed on 10 August 1990, is an Executive Director. A graduate of the University of Malaya with Bachelor of Arts (Honours) Degree, he had a distinguished career in the public service. Prior to joining the Company, he was the Director General of Public Service Malaysia. He holds directorships in other companies with the Group which include three public companies, Genting Golf Course Bhd, Genting Highlands Berhad and Awana Vacation Resorts Development Berhad. In addition, he sits on the Board of UOA Asset Management Sdn Bhd, the manager of the public-listed UOA Real Estate Investment Trust and also on the Boards of public-listed Guinness Anchor Berhad and Hiap Teck Venture Bhd.

Tan Sri Alwi holds 78,000 ordinary shares in the Company and has a share option to subscribe for 374,000 ordinary shares in the Company.

Tan Sri Wan Sidek bin Hj Wan Abdul Rahman (Malaysian, aged 70), appointed on 28 August 1997, is an Independent Non-Executive Director. Tan Sri Wan Sidek holds a Bachelor of Arts (Honours) Degree in Economics from the University of Malaya. He has vast experience in the civil service where he held several senior posts such as the Secretary General of the Ministry of Science, Technology & Environment (1981 - 1982), Secretary General of the Ministry of Information (1982 - 1986), Deputy Secretary General in the Prime Minister's Department (1986 - 1988) and Secretary General in the Ministry of Home Affairs Malaysia (1988 - 1990). Between 1990 to 1992, he served as the High Commissioner for Malaysia to the United Kingdom and Ambassador for Malaysia to the Republic of Ireland. He also sits on the Boards of Shangri-La Hotels (Malaysia) Berhad, Eng Teknologi Holdings Bhd, Olympia Industries Berhad and I - Power Berhad.

Tan Sri Dr. Lin See Yan (Malaysian, aged 66), appointed on 27 February 2002, is an Independent Non-Executive Director. He is an independent strategic and financial consultant and a chartered statistician. Tan Sri Dr. Lin received three degrees from Harvard University, including a PhD in economics. He is an Eisenhower Fellow and also the Professor of Economics (Adjunct) at Universiti Utara Malaysia.

Prior to 1998, Tan Sri Dr. Lin was Chairman/President and Chief Executive Officer of the Pacific Bank Group and for 14 years since 1980, Deputy Governor of Bank Negara Malaysia (the Central Bank), having been a central banker for 34 years. He continues to serve the public interest, including Member, National Economic Action Council (NEAC) Working Group; Pro-Chancellor, Universiti Sains Malaysia; Trustee, Malaysia University for Science & Technology and Monash University (Sunway Campus) Malaysia; and Governor, Asian Institute of Management, Manila as well as Member, Asian Financial Regulatory Shadow Committee based in the United States of America. He is Chairman Emeritus of the Council of the Graduate School Alumni Association at Harvard University and Member, Visiting Committee on Asian Studies as well as Regional Director for Asia, Harvard Alumni Association at the University, in addition to being President, Harvard Club of Malaysia and its Foundation. Tan Sri Dr. Lin advises and sits on the Boards of a number of publicly listed and private enterprises in Malaysia, Singapore and Indonesia, including as independent Director of Genting Berhad, Ancom Berhad, Fraser & Neave Holdings Berhad, Jobstreet Corporation Berhad, KrisAssets Holdings Berhad and Wah Seong Corporation Berhad.

Tan Sri Clifford Francis Herbert (Malaysian, aged 64), appointed on 27 June 2002, is an Independent Non-Executive Director. He holds a Bachelor of Arts (Honours) Degree from the University of Malaya and a Masters of Public Administration from the University of Pittsburgh, United States of America. He retired from the civil service in 1997 and at present sits on the Boards of Percetakan Nasional Malaysia Berhad (PNMB), AMMB Holdings Berhad, AmMerchant Bank Berhad, AmIslamic Bank Berhad (formerly known as AMBB Capital Berhad which in turn was formerly known as Ambank Berhad), AmInvestment Group Berhad and AmBank (M) Berhad (formerly known as AmFinance Berhad).

Tan Sri Clifford joined the civil service in 1964, serving as an Assistant Secretary in the Public Services Department from 1964 to 1968 and as Assistant Secretary in the Development Administration Unit, Prime Minister's Department from 1968 to 1975. Tan Sri Clifford served in the Ministry of Finance from 1975 to 1997, rising to the post of Secretary General to the Treasury.

During Tan Sri Clifford's tenure in the civil service, he sat on the Boards of the Pepper Marketing Agency, Tourist Development Corporation, Advisory Council of the Social Security Organisation (SOCSO), Aerospace Industries Malaysia Sdn Bhd, Malaysian Highway Authority, Malaysian Rubber Development Corporation (MARDEC), Port Kelang Authority, Kelang Container Terminal Berhad, Bank Industri Malaysia Berhad, Malaysia Export Credit Insurance Ltd., National Trust Fund (KWAN), Kumpulan Khazanah Nasional Bhd, Malaysia Airline System Berhad (MAS), Petroliam Nasional Berhad (PETRONAS), Bank Negara Malaysia and Multimedia Development Corporation Sdn Bhd. He also served as Chairman of the Inland Revenue Board in 1997.

Tan Sri Clifford was instrumental in establishing the Securities Commission of which he was a member from 1993 to 1994 and was also a Board member of the Institute of Strategic and International Studies (ISIS) from 1989 to 1997. As Secretary General to the Minister of Finance, he was also appointed as alternate Governor to the World Bank. Tan Sri Clifford was appointed as Director of KL International Airport Bhd (KLIAB) in 1993. On 16 July 2000 he was appointed as Executive Chairman of PNMB and is currently Chairman of PNMB with effect from 16 July 2002.

General (R) Tan Sri Mohd Zahidi bin Hj Zainuddin (Malaysian, aged 58), appointed on 4 August 2005, is an Independent Non-Executive Director. He holds a Masters of Science Degree in Defence and Strategic Studies from the Quaid-I-Azam University, Islamabad, Pakistan and had attended the Senior Executive Programme in Harvard University, United States of America in 2002. He is a Fellow of the Malaysian Institute of Management (MIM).

General (R) Tan Sri Mohd Zahidi has had a distinguished career in the Malaysian Armed Forces for 38 years 11 months, before retiring from the Force on 30 April 2005. During the period as a professional military officer, he served 6 years 4 months as the Malaysian Chief of Defence Forces from 1 January 1999 and as the Chief of the Malaysian Army for one year from 1 January 1998. Most notable appointments in the Armed Forces held were Aide de Camp (ADC) to His Majesty Yang Di-Pertuan Agong Sultan Azlan Shah, Commander Infantry Brigade, Assistant Chief of Staff Human Resource, Commander Army Training and Doctrine Command, Deputy Chief of Army and Chief of Army. In international duties, General (R) Tan Sri Mohd Zahidi served as a Military Observer under the United Nations International Monitoring Group in Iraq after Iran-Iraq War Ceasefire in 1988/1989. General (R) Tan Sri Mohd Zahidi is also a Director of Asiatic Development Berhad, Cahya Mata Sarawak Berhad, Affin Holdings Berhad, Wah Seong Corporation Berhad and Bintulu Port Holdings Berhad.

Attendance at Board Meetings

The details of Directors' attendances at Board Meetings are set out in the Corporate Governance statement on page 38 of this Annual Report.

Chairman's Statement



"We are committed to grow from
strength to strength
and achieve greater success."

On behalf of the Board of Directors, I am pleased to present to you the Annual Report and Audited Financial Statements of the Resorts World Group of Companies ("Group") for the financial year ended 31 December 2005.

PERFORMANCE REVIEW

The Malaysian economy achieved a healthy GDP growth of 5.3% in 2005, despite global challenges such as rising oil prices and higher interest rates. In tandem with the nation's economic growth, the Group recorded stronger performance in 2005. The Group's revenue increased by 27% to register a new record high of RM3.6 billion in 2005 (2004: RM2.8 billion). The Group's profit before tax grew by 57% to surpass the RM1 billion mark, registering another record high of RM1.3 billion in 2005 (2004: RM833.9 million).

The higher revenue and earnings in 2005 were primarily attributable to the better underlying performance in the leisure and hospitality segment, which recorded higher visitor arrivals and increased volume of the leisure gaming business. In addition, the Group's profit in 2005 reflected the improvement in the share of profit contribution from its associate, Star Cruises Limited and a one-off investment gain of RM113.3 million.

FINANCIAL HIGHLIGHTS

Year ended 31 December	2005 RM million	2004 RM million	Change %
Operating revenue	3,614.0	2,838.9	27.3
Profit before taxation	1,305.8	833.9	56.6
Profit after taxation	968.2	753.0	28.6
Net profit for the year	968.6	753.4	28.6
Shareholders' equity	5,575.4	4,753.0	17.3
Total assets employed	6,988.9	6,574.0	6.3
Basic earnings per share (sen)*	88.7	69.0	28.6
Diluted earnings per share (sen)*	88.7	69.0	28.6
Net dividend per share (sen)	17.3	14.4	20.1
Dividend cover (times)*	5.1	4.8	6.3
Net assets per share (RM)	5.11	4.35	17.5
Net tangible assets per share (RM)	5.11	4.35	17.5
Return (after tax and minority interests) on average shareholders' equity (%)	18.8	16.9	11.2

** Computed based on profit after taxation and minority interests.*

DIVIDENDS

It is the intention of the Group to maintain a reasonable balance between dividend payouts and the setting aside of funds for financial prudence as well as for future business expansion.

An interim dividend of 10.0 sen per share less 28% tax, amounting to RM78.6 million was paid on 25 October 2005. In line with the improved performance of the Group, the Board has recommended an increase in the final gross dividend for 2005 to 14.0 sen per share from 11.0 sen per share in the previous financial year, less income tax of 28%.

The final dividend amounting to RM110.1 million will require the approval of shareholders at the forthcoming Twenty-Sixth Annual General Meeting. Total gross dividend per share for 2005 would increase by 20% to 24.0 sen from 20.0 sen in the previous year.

BUSINESS DEVELOPMENTS

As one of the world's leading leisure and resort operators, the Group continues to contribute to the nation's tourism growth by creating amongst others - numerous leisure-related economic activities, job opportunities and attracting both local and overseas visitors. The Group's crown jewel, **Genting Highlands Resort** was awarded the ***World's Leading Casino Resort*** and ***Asia's Leading Casino Resort*** by World Travel Awards 2005. This stands as a testimony to its service excellence and global recognition. As much as the Group is proud of and honoured by these accolades, Genting Highlands Resort is more than just a casino resort. It is a "city of entertainment" and one of Malaysia's iconic tourist destinations. The integrated resort attracted a new record high of 18.7 million visitors in 2005.

Genting Highlands Resort ("Resort") is an integrated leisure and entertainment resort which caters to all market segments of the leisure and hospitality industry - ranging from indoor and outdoor theme parks, mega entertainment shows and events, shopping, food, spa, golfing, cable car rides, eco-nature activities and many more.

PROFIT BEFORE TAXATION


RM million
1,400
1,200
1,000
800
600
400
200
605.4
939.6
758.7
833.9
1,305.8
2001
2002
2003
2004
2005

TOTAL ASSETS EMPLOYED


RM million
7000
6000
5000
4000
5,732.7
6,279.4
6,390.7
6,574.0
6,988.9
2001
2002
2003
2004
2005

BASIC EARNINGS PER SHARE


Sen
100
75
50
25
0
32.3
58.9
46.7
69.0
88.7
2001
2002
2003
2004
2005

NET TANGIBLE ASSETS PER SHARE


RM
6
5
4
3
2
2.98
3.45
3.80
4.35
5.11
2001
2002
2003
2004
2005

The Group has developed the Resort to operate like a self-contained township. It is probably the only resort in the world of this mega scale that has developed its very own basic amenities and infrastructure such as roads, power, water, sewage and waste disposal and equipped with religious places of worship, recreational stadium, police and fire stations, modern highways as well as an international college for education and training. The 24-hour services of the Resort's maintenance, security and surveillance teams as well as the local police force have helped to ensure that high safety standards are maintained at all times.

Founded in 1965, the Group had overcome numerous challenges to constantly reinvest and develop a 200-room highlands hotel into a world-class integrated resort with over 10,000 rooms.

2005 marked the 40th anniversary of the Resort and the Genting Group. It was a wonderful year of celebrations with the Resort providing fun and memorable moments for all. A record total of 988 show days were attained in 2005, showcasing world-class entertainment and star-studded concerts and entertaining more than 800,000 guests at the Resort's three mega entertainment venues. Superb performances from internationally acclaimed artistes namely Robin Gibb, Michael Bolton, Sheena Easton, Laura Fygi, Michael Learns to Rock and the all-time classics such as The Platters were featured at the Resort. Visitors, both the young and the adults, were entertained with West-End musicals such as Oliver and stunt extravaganzas like the "X-treme" and "X-treme II".

First World Hotel & Plaza, Malaysia's largest and highest hotel, shopping and entertainment plaza recorded another milestone achievement in 2005. Tower 2 of First World Hotel, which comprises about 3,000 rooms, was completed in December 2005. With this completion, I am pleased to announce that First World Hotel is now the **world's largest hotel** with 6,200 rooms.

Maxims Club was further enhanced with 6-star accommodation and services in 2005. Four floors of Genting Hotel were converted into Maxims club rooms and mega suites. Maxims Residences, located on the 17th and 18th floor of Genting Hotel, feature a 13,000 square feet Royal Suite with luxurious and state-of-the-art facilities.

The elegantly designed ***M Spa & Fitness***, which offers the latest gym equipment and a variety of spa treatments, has become a favourite place to de-stress and relax. These facilities further entrench Maxims Club as the No. 1 choice for premium customers of the Resort to enjoy the finest of luxury comfort.

The Group has constantly upgraded the road and infrastructure to ensure that visitors are able to travel to the Resort safely and comfortably. The 4.5-kilometre two-lane bypass road between the hilltop and Chin Swee Caves temple, which construction began in 2004, was completed in August 2005. This road serves as an alternative route to the hilltop of the Resort and eases traffic flow during peak visitor seasons. The Group began constructing a new residential staff complex in May 2005 to cater to the increasing staff population. The staff complex is scheduled for completion in 2007.

To date, the Group has invested over RM5 billion to develop the Resort and we will continue to reinvest for continuous improvements.

During the year, **Genting Theme Park** won the ***Best Family Resort*** award at the Hospitality Asia Platinum Awards 2005-2006. This prestigious award further reinforces the popularity of the Resort with its high standards of services and products. In addition, Genting Theme Park became the first theme park in the region to be certified with the Quality Management System Standards ISO 9001:2000 from Lloyd's Register Quality Assurance Ltd.

Genting Theme Park will continue to emphasise on a '3E' strategy of Exciting, Extreme and Extraordinary. Its thrill rides including the ***Flying Coaster***, Asia's first hang gliding roller coaster, have proven to be very popular in attracting millions of visitors every year. During the year, new kiddie rides were added to its outdoor theme park. Another exciting new attraction is the ***4D Motion Master Theater***, the first of its kind in Malaysia.

The Group introduced new and trendy dining concepts and refurbished outlets to provide a wider range of food and dining experience in 2005. ***Coffee Terrace***, ***Resort Café*** and ***Restoran Kampong*** were re-conceptualised to exude a modern and refreshing ambience for the dining pleasure of its patrons. ***The Olive***, the Resort's trendy and contemporary fine dining restaurant was named ***Restaurant Of The Year*** at the Hospitality Asia Platinum Awards in November 2005.

WorldCard, the Group's customer loyalty programme continued to grow to reach nearly 2.0 million members in 2005. An agreement with Star Cruises in January 2004 enabled WorldCard to jointly develop and grow the loyalty programme together. WorldCard members can enjoy cross-border values and recognition at over 270 merchants covering over 1,500 outlets in Malaysia, Singapore and Hong Kong from the leisure, dining, retail and entertainment segments.

The **Awana** chain of hotel resorts had performed well with their innovative marketing promotions and great services, despite overall lower tourist arrivals to beachfront resorts in Malaysia, due to concerns arising from the tsunami disaster in the Indian Ocean in December 2004. For a second consecutive year, **Awana Kijal Golf, Beach & Spa Resort** in Terengganu was named the ***No. 1 Resort in the East Coast*** in 2005 by the Hospitality magazine.

The Group's 36%-owned Star Cruises Limited ("**Star Cruises**") won the award for ***Best Cruise Operator in Asia-Pacific*** for a record eighth time at the TTG Travel Awards 2005. In September 2005, Star Cruises extended its Asian operations to include India with the SuperStar Libra setting its pioneer home-port operations in Mumbai - a first in the cruise industry in India. ***SuperStar Libra*** offers regular and special cruises to destinations along the west coast of India. For the summer of 2006, which coincides with the monsoon months in the west coast of India, SuperStar Libra will be temporarily deployed to the Eastern Mediterranean and home-ported in Valetta, Malta. Star Cruises continued its fleet renewal strategy in 2005.

Star Cruises took the delivery of two new vessels, the ***Pride of America*** and the ***Norwegian Jewel*** in June and August 2005 respectively. In April 2006, it took delivery of another new vessel, the ***Pride of Hawaii***. Star Cruises is expected to take delivery of another two new vessels, the ***Norwegian Pearl***, which is expected to be delivered in the later part of 2006 and the ***Norwegian Gem*** in 2007. These new ships joining the fleet will be exciting and will surprise the market with their innovative design and state-of-the-art features.

The Group strongly embraces its corporate social responsibility and extends its support towards various charitable bodies, non-governmental organisations, sports associations and other worthy causes in the country. The Group donated more than RM3.5 million to the tsunami-related disaster aid funds. In striving to improve healthcare in Malaysia, the Group donated RM1.0 million to PRIDE, an organisation that aims to increase awareness and improve health standard and treatment of breast cancer in Malaysia.

CORPORATE DEVELOPMENTS

During the year, the Group was involved in the Genting Group's rationalisation of its overseas leisure and gaming related businesses under Genting International P.L.C. ("**Genting International**"). As part of the rationalisation exercise, the Group sold its 11.9% equity interest in London Clubs International Plc and 20% stake in E-Genting Holdings Sdn Bhd, the IT development arm of the Genting Group to Genting International in 2005.

Genting International completed an Initial Public Offer and was successfully listed on the Main Board of the Singapore Exchange on 12 December. With the completion of the abovementioned transactions, the Group currently has a 6.5% equity interest in Genting International.

The Genting International-Star Cruises consortium is one of the four remaining bidders for the Marina Bay site and has submitted an impressive iconic integrated resort development proposal on 29 March 2006. The selection process is currently ongoing and the winner of this bid will be announced mid 2006. The Group's investment in Genting International is expected to provide further synergies in growing our marketing presence globally and to tap on new markets and opportunities in the leisure, hospitality and gaming industries.

PROSPECTS

The higher fuel costs and interest rates may have a temporary impact on leisure travelling and consumer spending in 2006. Nevertheless, with the government's strategic and pragmatic foundation to be implemented under the Ninth Malaysia Plan and our commitment to continuously enhance our resort facilities, we believe the Group will perform well in 2006. The Group will continue to re-invest in our resort facilities to maintain our high standards of excellence. We will seek to expand our markets and broaden our investment horizons to achieve long term growth.

APPRECIATION

On behalf of the Board, I would like to welcome General (R) Tan Sri Mohd Zahidi bin Hj Zainuddin who has joined the Board on 4 August 2005 as an independent non-executive director. I am further pleased to announce the appointments of Tan Sri Dr. Lin See Yan and Mr. Quah Chek Tin as members of the Audit Committee, effective from 1 July 2005 and 26 January 2006 respectively. General (R) Tan Sri Mohd Zahidi, Tan Sri Dr. Lin and Mr. Quah have many years of experience and expertise and the Group will benefit from their valuable services.

On 28 June 2005, Dato' Siew Nim Chee retired as an independent non-executive director and as Chairman of the Audit Committee. I would like to extend the Board's appreciation to Dato' Siew for the 11 years of his service and contribution to the Group and wish him the very best in his future endeavours. I would like to congratulate Tan Sri Clifford Francis Herbert who has been re-designated as the Chairman of the Audit Committee.

Mr. Justin Tan Wah Joo, who was re-designated as non-independent non-executive director and was a member of the Audit Committee in 2005, resigned from his respective positions in the Group on 1 January 2006. I wish to extend the Board's appreciation to Mr. Justin Tan for his 7 years of service and contribution to the Group and wish him the very best as he continues to serve the Genting Group as the Managing Director of Genting International P.L.C.

I wish to extend my appreciation and thanks to all of our stakeholders, including our shareholders, customers, business associates and the relevant authorities for their continuous support and confidence in the Group. My gratitude also goes to the management and staff for their dedication and commitment throughout the year. May we continue to grow together from strength to strength and achieve greater success for the Group.

TAN SRI LIM KOK THAY
Chairman
18 May 2006

"Kita bertekad untuk mengukuhkan kekuatan demi mencapai lebih kejayaan"

Bagi pihak Lembaga Pengarah, saya dengan sukacitanya membentangkan Laporan Tahunan dan Penyata Kewangan yang telah Diaudit bagi Kumpulan Syarikat-Syarikat Resorts World ("Kumpulan") untuk tahun kewangan berakhir 31 Disember 2005.

KAJIAN PRESTASI

Ekonomi Malaysia telah mencapai kadar pertumbuhan Keluaran Dalam Negara Kasar (KDNK) yang baik iaitu 5.3% dalam 2005, walaupun menghadapi pelbagai cabaran dunia seperti kenaikan harga minyak dan kenaikan kadar faedah. Sejajar dengan pertumbuhan ekonomi negara, Kumpulan telah mencatatkan prestasi yang lebih baik dalam 2005. Perolehan Kumpulan telah meningkat sebanyak 27% untuk mencatat paras rekod tertinggi yang baru iaitu sebanyak RM3.6 bilion dalam 2005 (2004: RM2.8 bilion). Keuntungan sebelum cukai Kumpulan telah meningkat sebanyak 57% untuk melebihi paras RM1 bilion, dengan mencatatkan satu lagi rekod tertinggi iaitu sebanyak RM1.3 bilion dalam 2005 (2004: RM833.9 juta).

SOROTAN KEWANGAN

Tahun berakhir 31 Disember	2005 RM juta	2004 RM juta	Beza %
Perolehan operasi	3,614.0	2,838.9	27.3
Untung sebelum cukai	1,305.8	833.9	56.6
Untung selepas cukai	968.2	753.0	28.6
Untung bersih bagi tahun semasa	968.6	753.4	28.6
Ekuiti pemegang saham	5,575.4	4,753.0	17.3
Jumlah aset diguna	6,988.9	6,574.0	6.3
Perolehan asas sesaham (sen*)	88.7	69.0	28.6
Perolehan bersih sesaham (sen*)	88.7	69.0	28.6
Dividen bersih sesaham (sen)	17.3	14.4	20.1
Liputan dividen (kali*)	5.1	4.8	6.3
Asset bersih sesaham (RM)	5.11	4.35	17.5
Aset ketara bersih sesaham (RM)	5.11	4.35	17.5
Pulangan (selapas cukai dan kepentingan minoriti) per purata ekuiti pemegang saham (%)	18.8	16.9	11.2

** Dikira berasaskan untung selepas cukai dan kepentingan minoriti.*

Peningkatan perolehan dan keuntungan dalam 2005 adalah disebabkan terutamanya oleh peningkatan prestasi asas dalam sektor Peranginan dan Keraian, yang telah mencatatkan ketibaan para pengunjung yang lebih tinggi dan peningkatan dalam jumlah perniagaan hiburan permainan kasino. Tambahan, keuntungan Kumpulan dalam 2005 menggambarkan peningkatan keuntungan yang disumbangkan oleh sekutunya iaitu Star Cruises Limited ("Star Cruises") dan keuntungan pelaburan sekali sebanyak RM113.3 juta.

DIVIDEN

Kumpulan berhasrat untuk mengekalkan keseimbangan yang munasabah di antara dividen-dividen yang dibayar dengan peruntukan dana untuk tabung kewangan demi perkembangan perniagaan di masa hadapan.

Dividen interim sebanyak 10.0 sen sesaham tolak cukai 28%, berjumlah RM78.6 juta telah dibayar pada 25 Oktober 2005. Sejajar dengan prestasi Kumpulan yang lebih baik, Lembaga Pengarah telah mencadangkan untuk menaikkan dividen kasar akhir dalam tahun 2005 kepada 14.0 sen sesaham daripada 11.0 sen sesaham dalam tahun kewangan sebelumnya, tolak cukai pendapatan sebanyak 28%.

Dividen akhir yang berjumlah RM110.1 juta akan memerlukan kelulusan para pemegang saham di Mesyuarat Agung Tahunan Ke-26 yang akan datang. Jumlah dividen kasar sesaham untuk tahun 2005 akan meningkat sebanyak 20% kepada 24.0 sen daripada 20.0 sen dalam tahun sebelumnya.

PEMBANGUNAN PERNIAGAAN

Sebagai salah satu pengendali pusat peranginan dan resort yang terkemuka di dunia, Kumpulan terus menyumbang kepada pertumbuhan pelancongan negara dengan mengadakan di antaranya - pelbagai aktiviti ekonomi yang berkaitan dengan peranginan, peluang-peluang pekerjaan dan menarik para pelancong tempatan dan juga luar negara. Permata mahkota Kumpulan iaitu **Genting Highlands Resort** telah menerima

UNTUNG SEBELUM CUKAI


RM juta
1,400
1,200
1,000
800
600
400
200
605.4
939.6
758.7
833.9
1,305.8
2001
2002
2003
2004
2005

JUMLAH ASET DIGUNA


RM juta
7000
6000
5000
4000
5,732.7
6,279.4
6,390.7
6,574.0
6,988.9
2001
2002
2003
2004
2005

PEROLEHAN ASAS SESAHAM


Sen
100
75
50
25
0
32.3
58.9
46.7
69.0
88.7
2001
2002
2003
2004
2005

ASET KETARA BERSIH SESAHAM


RM
6
5
4
3
2
2.98
3.45
3.80
4.35
5.11
2001
2002
2003
2004
2005

anugerah ***World's Leading Casino Resort*** dan ***Asia's Leading Casino Resort*** daripada World Travel Awards 2005. Ini merupakan satu testimoni terhadap kecemerlangan perkhidmatannya dan pengiktirafan yang bertaraf dunia. Semeskinya Kumpulan berbangga dengan anugerah-anugerah ini, Genting Highlands Resort adalah lebih daripada hanya sebuah resort kasino. Ia adalah `kota raya hiburan' dan merupakan salah satu destinasi pelancongan yang ikonik di Malaysia. Resort bersepadu ini telah mencatatkan satu rekod baru dengan jumlah para pengunjung seramai 18.7 juta dalam tahun 2005.

Genting Highlands Resort ("Resort") adalah sebuah resort peranginan dan hiburan integrasi yang memenuhi keperluan semua sektor pasaran industri peranginan dan keraian – merangkumi dari taman tema dalam premis dan luar premis, persembahan-persembahan dan acara-acara hiburan mega, membeli-belah, makanan, spa, golf, kereta kabel, kegiatan eko-alam semulajadi dan banyak lagi.

Kumpulan telah membangunkan Resort untuk beroperasi seperti sebuah bandar yang serba lengkap. Ia mungkin adalah satunya resort terbesar di dunia yang telah membangunkan persekitaran asas dan infrastrukturnya tersendiri seperti rangkaian jalan raya, bekalan tenaga elektrik, air, sistem pelupusan kumbahan dan bahan buangan serta dilengkapi dengan tempat beribadat, stadium rekreasi, balai polis, balai bomba dan penyelamat, lebuh raya moden dan juga sebuah kolej antarabangsa untuk pendidikan dan latihan. Perkhidmatan 24-jam pasukan penyelenggara, keselamatan dan perisikan serta pasukan polis tempatan telah membantu untuk mengekalkan taraf keselamatan yang tinggi di Resort pada sepanjang masa.

Kumpulan yang diasaskan dalam tahun 1965, telah mengatasi pelbagai cabaran untuk terus melabur semula dan membangunkan sebuah hotel di tanah tinggi dengan 200 bilik untuk menjadi sebuah resort bersepadu bertaraf dunia yang mempunyai lebih daripada 10,000 bilik.

2005 merupakan ulang tahun ke-40 Resort dan Kumpulan Genting. Dan ia merupakan tahun sambutan yang sungguh meriah dengan Resort menyediakan detik-detik keriangan yang menakjubkan untuk semua pengunjung. Sejumlah 988 hari persembahan telah dicapai di dalam 2005, memaparkan persembahan-persembahan hiburan dan konsert bintang yang bertaraf dunia dan menghiburi lebih daripada 800,000 tetamu di tiga pusat hiburan mega di Resort. Persembahan gilang-gemilang daripada para artis bertaraf dunia seperti Robin Gibb, Michael Bolton, Sheena Easton, Laura Fygi, Michael Learns to Rock, dan klasik sepanjang zaman seperti The Platters telah diadakan di Resort. Pelancong muda dan dewasa telah dihiburkan dengan persembahan-persembahan muzikal `West-End' seperti Oliver dan persembahan ekstravaganza yang mempesonakan seperti "X-treme" dan "X-treme II".

First World Hotel & Plaza, yang merupakan hotel, plaza beli-belah dan hiburan yang paling besar dan tertinggi di Malaysia, telah mencatatkan satu lagi pencapaian bersejarah dalam 2005. Menara 2 di First World Hotel, yang mempunyai kira-kira 3,000 bilik telah disiapbina pada Disember 2005. Dengan siapnya projek ini, saya dengan sukacitanya mengumumkan bahawa First World Hotel kini adalah **hotel yang terbesar di dunia** dengan 6,200 bilik.

Maxims Club telah dipertingkatkan dengan penginapan dan perkhidmatan yang bertaraf 6-bintang dalam tahun 2005. Empat aras di Genting Hotel telah diubahsuaikan kepada bilik-bilik dan suite-suite mega Maxims. Maxims Residences yang terletak di aras 17 dan 18 di Genting Hotel, memaparkan Royal Suite yang seluas 13,000 kaki persegi dengan kelengkapan mewah dan canggih.

M Spa & Fitness yang bereka bentuk elegan dan menawarkan peralatan gim yang terkini dan pelbagai rawatan spa, telah menjadi tempat kegemaran untuk berehat dan melegakan stress. Kesemua kemudahan ini telah memperkukuhkan lagi taraf Maxims Club sebagai pilihan No. 1 di kalangan para pelanggan premium Resort untuk menikmati keselesaan mewah yang serba canggih.

Kumpulan sentiasa mempertingkatkan taraf jalan raya dan infrastruktur demi memastikan para pengunjung dapat berulang-alik ke Resort dengan selamat dan selesa. Jalan pintas dua lorong sejauh 4.5 kilometer yang menghubungi kawasan puncak gunung dengan kuil Chin Swee Caves mula dibina pada 2004 and telah disiap bina pada Ogos 2005. Jalan raya ini berfungsi sebagai laluan alternatif ke puncak gunung Resort dan menyuraikan aliran trafik semasa musim puncak kedatangan para pengunjung. Kumpulan telah mula membina sebuah kompleks kediaman kakitangan yang baru pada Mei 2005 demi menampung pertambahan populasi kakitangan. Kompleks kakitangan ini dijadual untuk siap dibina dalam tahun 2007.

Sehingga kini, Kumpulan telah melabur lebih daripada RM5 bilion untuk memajukan Resort dan kami akan terus melabur balik demi mencapai kemajuan yang berterusan.

Pada tahun dalam tinjauan, **Genting Theme Park** telah memenangi anugerah ***Best Family Resort*** di Hospitality Asia Platinum Awards 2005-2006. Anugerah berprestij ini telah meningkatkan lagi populariti Resort dan memberi pengiktirafan kepada taraf mutu perkhidmatan dan produk kami yang tinggi. Selain itu, Genting Theme Park telah menjadi taman tema pertama di rantau ini untuk diiktirafkan dengan ISO 9001:2000 Sistem-sistem Pengurusan Kualiti dan Piawai daripada Lloyd's Register Quality Assurance Ltd.

Genting Theme Park akan terus menitikberat strategi `3E' iaitu Menakjubkan, Ekstrem dan Luar Biasa (Exciting, Extreme dan Extraordinary). Permainan-permainan keseronokan yang hebat termasuk ***Flying Coaster***, iaitu roller coaster gantung meluncur yang pertama di Asia, telah terbukti sangat popular dan menarik berjuta-juta pengunjung setiap tahun. Pada tahun 2005, mainan kanak-kanak baru telah ditambah kepada taman tema luar premis. Satu lagi tarikan baru yang menakjubkan ialah ***4D Motion Master Theater***, iaitu yang pertama bagi jenisnya di Malaysia.

Kumpulan telah memperkenalkan konsep menjamu selera yang baru dan beraliran trend terkini serta premis-premis niaganya yang telah diubahsuaikan demi menawar lebih banyak pilihan dan citarasa makanan dalam tahun 2005. ***Coffee Terrace, Resort Cafè*** dan ***Restoran Kampong*** telah dikonsepsikan semula untuk menampilkan suasana yang moden lagi segar demi keselesaan jamu selera para pelanggannya. ***The Olive***, restoran mewah trend terkini dan kontemporari di Resort, telah memenangi anugerah ***Restaurant Of The Year*** di Hospitality Asia Platinum Awards pada November 2005.

WorldCard, program kesetiaan pelanggan Kumpulan terus berkembang dengan mencapai hampir 2.0 juta ahli dalam 2005. Satu perjanjian dengan Star Cruises pada Januari 2004 telah membolehkan WorldCard untuk memaju dan memperluaskan secara usaha sama program kesetiaan ini. Ahli-ahli WorldCard boleh menikmati nilai dan pengiktirafan merentasi sempadan di kira-kira 270 syarikat-syarikat pedagang yang meliputi lebih daripada 1,500 premis niaga di Malaysia, Singapura dan Hong Kong termasuk bidang peranginan, makanan, membeli-belah dan hiburan.

Rangkaian hotel resort **Awana** telah mencapai prestasi yang baik melalui pelbagai pemasaran yang inovatif dan perkhidmatan yang hebat, walaupun ketibaan para pelancong ke resort-resort pantai Malaysia merosot akibat kebimbangan berikutan bencana tsunami di Lautan Hindi pada Disember 2004. Bagi tahun kedua secara berturut-turut, **Awana Kijal Golf, Beach & Spa Resort** di Terengganu telah diiktirafkan sebagai ***Resort No.1 di Pantai Timur*** dalam 2005 oleh majalah Hospitality.

Star Cruises dengan 36%-milik kepentingan Kumpulan, telah memenangi anugerah ***Best Cruise Operator in Asia Pacific*** untuk rekod sejarah kali kelapan di Anugerah Pelancongan TTG 2005. Pada September 2005, Star Cruises telah meluaskan operasinya di rantau Asia iaitu merangkumi India dengan kapal persiaran ***SuperStar Libra*** yang mempelopori operasi berpangkalan di Mumbai – iaitu yang terulung dalam industri kapal persiaran di India. SuperStar Libra menawarkan pelayaran-pelayaran persiaran biasa dan istimewa ke destinasi-destinasi di sepanjang pantai barat India. Destinasi-destinasi dan jadual-jadual baru untuk pelayaran persiaran di perairan Asia Tenggara telah diperkenalkan pada November 2005. Bagi musim panas 2006 yang serentak dengan musim monsun di pantai barat India, SuperStar Libra akan dijadualkan belayar ke Timur Mediterranean dan berpangkalan di Valetta, Malta buat sementara waktu.

Star Cruises telah meneruskan strateginya untuk memperbaharui rangkaian kapal persiarannya dalam 2005. Star Cruises telah menerima penghantaran dua kapal baru, iaitu ***Pride of America*** dan ***Norwegian Jewel*** masing-masing pada Jun dan Ogos 2005. Pada April 2006, ia telah menerima satu lagi penghantaran kapal baru, ***Pride of Hawaii.*** Star Cruises dijangka akan menerima dua lagi penghantaran kapal baru iaitu ***Norwegian Pearl,*** yang dijangka pada lewat tahun 2006 dan ***Norwegian Gem*** dalam tahun 2007. Kapal-kapal baru ini yang menyertai Star Cruises akan menggemparkan pasaran dengan rekaan dan ciri-ciri mereka yang canggih dan inovatif.

Kumpulan tekad melaksanakan tanggungjawab sosial korporatnya dan memberikan sokongan kepada pelbagai badan kebajikan, organisasi bukan kerajaan, persatuan sukan dan usaha bermanfaat yang lain di negara ini. Dalam bantuan kemanusiaan, Kumpulan telah menderma lebih daripada RM3.5 juta kepada tabung-tabung bantuan berkaitan bencana tsunami. Dalam usaha untuk mempertingkatkan amalan kesihatan di Malaysia, Kumpulan telah menyumbangkan RM1 juta kepada PRIDE, iaitu satu organisasi yang bermatlamat untuk meningkatkan kesedaran dan mutu kesihatan serta rawatan kanser buah dada di Malaysia.

PEMBANGUNAN KORPORAT

Dalam tahun tinjauan, Kumpulan terlibat dalam strategi Kumpulan Genting untuk merasionalisasikan bisnes-bisnes peranginan dan permainan kasino luar negara di bawah naungan Genting International P.L.C (**"Genting International"**). Sebagai salah satu langkah rasionalisasi ini, Kumpulan telah menjual kepentingan ekuitinya sebanyak 11.9% dalam London Clubs International Plc dan sebanyak 20% dalam E-Genting Holdings Sdn. Bhd, iaitu bahagian pembangunan IT dalam Kumpulan Genting, kepada Genting International dalam tahun 2005.

Genting International telah menyempurnakan Tawaran Saham Awam Awal ("Initial Public Offer") dan telah berjaya disenaraikan di Papan Utama Bursa Singapura pada 12 Disember. Dengan sempurnanya kesemua transaksi yang disebutkan di atas, Kumpulan kini memiliki kepentingan ekuiti sebanyak 6.5% dalam Genting International.

Konsortium Genting International dan Star Cruises adalah salah satu daripada empat penawar tender yang tinggal bagi projek di tapak Marina Bay dan telah mengemukakan satu cadangan pembangunan resort bersepadu yang iconik dan menakjubkan pada 29 Mac 2006. Proses pemilihan sedang dijalankan dan pemenang bagi tender ini akan diumumkan pada pertengahan tahun 2006. Pelaburan Kumpulan dalam Genting International dijangka akan menyediakan lebih banyak sinergi dalam memperluaskan pasaran kami di peringkat global dan untuk menerokai pasaran baru serta peluang-peluang baru di dalam industri-industri peranginan, keraian dan permainan.

PROSPEK

Kenaikan harga petrol dan kadar faedah dijangka memberi kesan sementara terhadap pelancongan peranginan dan perbelanjaan pengguna dalam tahun 2006. Bagaimanapun, dengan asas strategik dan pragmatik kerajaan yang akan dilaksanakan dalam Rancangan Malaysia Yang Kesembilan dan komitmen kami untuk terus mempertingkatkan lagi kemudahan-kemudahan resort kami, kami yakin Kumpulan akan mencatatkan prestasi yang baik dalam tahun 2006. Kumpulan akan terus melabur balik dalam kemudahan-kemudahan resort untuk mengekalkan mutu kecemerlangan kami yang tinggi. Kami bertekad untuk memperluaskan perniagaan kami dan memperkembangkan pelaburan-pelaburan kami untuk mencapai pertumbuhan jangka masa panjang.

PENGHARGAAN

Bagi pihak Lembaga Pengarah, saya ingin mengucapkan selamat datang kepada Jeneral (B) Tan Sri Mohd Zahidi bin Hj Zainuddin. Beliau menyertai Lembaga Pengarah pada 4 Ogos 2005 sebagai pengarah bebas bukan eksekutif. Saya juga dengan sukacitanya mengumumkan perlantikan Tan Sri Dr. Lin See Yan dan Encik Quah Chek Tin sebagai ahli-ahli Jawatankuasa Audit, masing-masing berkuatkuasa mulai dari 1 Julai 2005 dan 26 Januari 2006. Jeneral (B) Tan Sri Mohd Zahidi, Tan Sri Dr. Lin dan Encik Quah mempunyai pengalaman luas serta kepakaran tinggi dan Kumpulan akan bermanfaat daripada perkhidmatan-perkhidmatan mereka yang tinggi nilainya.

Pada 28 Jun 2005, Dato' Siew Nim Chee telah bersara sebagai pengarah bebas bukan eksekutif dan sebagai Pengerusi Jawatankuasa Audit. Saya ingin menyampaikan penghargaan Lembaga Pengarah kepada Dato' Siew ke atas khidmat serta sumbangan beliau selama 11 tahun kepada Kumpulan. Kami mengucapkan selamat bersara kepada beliau. Saya ingin mengucapkan tahniah kepada Tan Sri Clifford Francis Herbert yang telah dilantik sebagai Pengerusi Jawatankuasa Audit.

Encik Justin Tan Wah Joo, yang telah dilantik sebagai pengarah bukan-bebas-bukan-esekutif dan merupakan ahli Jawatankuasa Audit dalam 2005, telah meletakkan kedua-dua jawatannya di dalam Kumpulan pada 1 Januari 2006. Saya ingin menyampaikan penghargaan Lembaga Pengarah kepada Encik Justin Tan ke atas khidmat dan sumbangan beliau selama 7 tahun kepada Kumpulan dan mengucapkan selamat berjaya kepada beliau. Beliau akan terus berkhidmat kepada Kumpulan Genting sebagai Pengarah Urusan untuk Genting International P.L.C.

Saya ingin menyampaikan penghargaan dan ucapan terima kasih kepada para pemegang amanah harta kami, termasuk para pelanggan, pemegang saham, sekutu niaga dan pelbagai pihak berkuasa ke atas sokongan dan keyakinan mereka yang berterusan terhadap Kumpulan. Saya juga ingin mengucapkan terima kasih kepada pihak pengurusan dan kakitangan ke atas dedikasi dan komitmen mereka sepanjang tahun 2005. Semoga kita terus berganding bahu mengukuhkan kekuatan demi mencapai lebih kejayaan untuk Kumpulan.

TAN SRI LIM KOK THAY
Pengerusi
18 Mei 2006

主席文告

“我們承諾將繼續使本集團持續不斷地增長，以取得更大的成就。”

我謹代表董事部欣然呈獻截至2005年12月31日止的名勝世界集團（本集團）常年報告及已審核的財政報告。

業績回顧

雖然面對來自全球的挑戰，諸如油價上漲以及利率揚升，但是馬來西亞經濟仍在2005年達到5.3%的健全成長。配合我國經濟成長，本集團在2005年取得了更好的業績，營業額更創下了三十六億令吉的新高記錄（2004年：廿八億令吉），而稅前盈利猛增57%，跨越十億令吉大關，創下十三億零五百八十萬令吉的另一個新高水平（2004年：八億三千三百九十萬令吉）。

2005年營業額與盈利增長，主要歸諸于休閑與酒店業，因訪客人次增加與休閑博彩業務表現良好而取得較佳的業績。此外，本集團2005年盈利中獲得一億一千三百三十萬令吉的一次過投資賺利，以及聯號公司麗星郵輪有限公司的盈利貢獻獲得改善。

財政重點

截至12月31日年度	2005年 百萬令吉	2004年 百萬令吉	相差 %
營運收入	3,614.0	2,838.9	27.3
稅前盈利	1,305.8	833.9	56.6
稅后盈利	968.2	753.0	28.6
年度淨盈利	968.6	753.4	28.6
股東股權	5,575.4	4,753.0	17.3
全部動用資產	6,988.9	6,574.0	6.3
每股基本收益（仙）*	88.7	69.0	28.6
每股沖淡收益（仙）*	88.7	69.0	28.6
每股淨股息（仙）	17.3	14.4	20.1
股息補足率（倍）*	5.1	4.8	6.3
每股淨資產（令吉）	5.11	4.35	17.5
每股淨有形資產（令吉）	5.11	4.35	17.5
平均股東股權（在扣稅及少數股東利益後）的會酬（%）	18.8	16.9	11.2

** 根据扣稅及少數股東利益的盈利計算*

股息

本集團的政策，是在股息分發、謹慎理財及未來業務擴展的撥款之間維持合理的平衡。

每股享有10.0仙，但須扣28%稅而高達七千八百六十萬令吉的中期股息，已于2005年10月25日支付。配合本集團增長的業績，董事部建議本年度的終期股息，從上一年度每股11.0仙，增至每股14.0仙，但須扣28%所得稅。

建議中的終期股息高達一億一千零十萬令吉，將會在來臨的第26屆股東大會提出，让股东批准。本年分發的每股股息總額，從上一年的20.0仙增加至24.0仙。

業務發展

作為世界上首屈一指的休閑與名勝業者，本集團將繼續在促進國家旅游業發展方面作出貢獻，其中包括推動各類與卓越的經濟活動、提供就業機會，以及吸引海內外訪客。本集團最珍貴的資產，即雲頂高原勝地獲得2005年世界旅游大獎的世界领先賭場名勝與亞洲卓越賭場名勝的殊榮。這項殊榮象征著對雲頂高原勝地卓越服務水準與載譽全球的認可。

本集團對這些殊榮深感榮幸之餘，更值得驕傲的是，雲頂高原勝地不只是賭場名勝，這是一個“綜合娛樂城”，而且是馬來西亞其中一個極具代表性的旅游勝地。并在2005年吸引了一千八百七十萬新高記錄的訪客人次。

雲頂高原勝地（勝地）是一個綜合休閑與娛樂名勝地，從室內與戶外游樂園、大型娛樂表演與盛會、購物樂趣、飲食精選、溫泉浴、高爾夫球、纜車、生態自然活動，以及其他不勝枚舉的活動都一應俱全。

雲頂娛樂城已發展成為一個自供自足的城鎮。這可能是世界上僅有能大規模開發本身基本便利與設施的名勝，這些設施包括道路、電力、水供、排污與垃圾處理，同時也建設宗教祈拜場所、休閑運動場、警察局、消防局、現代化高速大道，以及供作教育與培訓的國際學院。勝地擁有24小時的維修、保安與監督隊伍，再加上駐守當地的警察隊伍，有助確保勝地的治安保持良好。

稅前盈利



百萬 令吉
1,400
1,200
1,000
800
600
400
200
605.4
939.6
758.7
833.9
1,305.8
2001
2002
2003
2004
2005

全部動用資產



百萬 令吉
7,000
6,000
5,000
4,000
5,732.7
6,279.4
6,390.7
6,574.0
6,988.9
2001
2002
2003
2004
2005

每股基本收益



仙
100
75
50
25
0
32.3
58.9
46.7
69.0
88.7
2001
2002
2003
2004
2005

每股淨有形資產



令吉
6
5
4
3
2
2.98
3.45
3.80
4.35
5.11
2001
2002
2003
2004
2005

本集團自1965年创办以来，經過多年來的努力，及克服各方面的挑戰，加上持續性地再投資，我們的勝地已經從僅有一間二百間客房的高原酒店，開發為擁有超過一萬間客房的世界級水準綜合名勝。

2005年是勝地與雲頂集團的四十周年紀念。這一年勝地為一家大小提供歡樂與娛興，令全年的慶典高潮迭起。單是2005年便創下九百八十八表演天數的新高記錄，其中包括世界級的娛樂表演與星光熠熠音樂會，在勝地三個大型娛樂場地，為超過八十萬名客人提供娛興節目。

多位國際知名巨星在勝地舉行演唱會，包括Robin Gibb、Michael Bolton、*Sheena Easton*、*Laura Fygi*、*Michael Learns to Rock*以及世界首席流行樂隊Platters等等。同時，倫敦西區音樂劇，例如*Oliver* 以及獲得高度讚揚的*X-treme* 與 *X-treme II*，贏得男女老少訪客的掌聲。

馬來西亞最大兼最高，集酒店、購物與娛樂于一身的第一大酒店及第一廣場，在2005年邁向另一個重大里程碑。坐擁三千間客房的第一大酒店2號大樓已于2005年12月建竣。隨著整個建造工程完工，我欣然宣布第一大酒店是世上最大的酒店，擁有六千二百間客房。

美星俱樂部（Maxims Club）在2005年進一步提升六星級住宿與服務水準。雲頂酒店的四層樓改裝為美星俱樂部客房與大型套房。美星超豪寓邸（Maxims Residences） 坐落在雲頂酒店第十七與十八樓，包括一間一萬三千平方尺設備極盡豪華與精美的豪華套房。設計文雅的M Spa & Fitness，擁有最新穎的健身設備與各類溫泉浴治療，是最佳的消除壓力與放鬆身心的好去處。這些基設都一再加強美星俱樂部作為勝地首要客戶享受豪華舒服待遇的首選。

本集團不斷提升道路與基建設施，以確保訪客順利與安全地抵達勝地。從2004年開始動工，山頂與清水岩之間的4.5公里長的雙行繞道公路，已于2005年8月竣工。這條道路是通往勝地山頂的另一條道路，有助舒緩旅游旺季時期的蓬勃交通流量。本集團開始在2005年5月份興建一幢新的員工宿舍，以應付日益增加的員工數量。有關員工宿舍預計在2007年竣工。

至今為止，本集團已投資了五十億令吉來發展勝地，並將會繼續再投資，來持續提升各方面設備。

雲頂游樂園在這一年獲得2005至2006年亞洲酒店業白金大獎的“最佳家庭名勝”獎項。這項殊榮再次突顯出勝地的知名度，以及對其高水準服務與產品之認可。此外，雲頂游樂園是本區域首家獲得勞埃德保險有限公司頒發品質管理系統標準ISO 9001：2000證書的游樂園，以表揚這個游樂園的高素質管理系統與經營標準。

雲頂游樂園將繼續為訪客提供無窮盡和刺激的娛樂。由著名過山車設計師精心設計，亞洲首推的懸掛式滑行波浪車 Flying Coaster – 旋風飛，每年吸引了數以百萬人計的訪客親身體驗不可思議的無重心飛行享受。在這一年，戶外游樂園增加了新穎小孩坐游設備。另一個新穎焦點就是本地首開先河的四維動感電影–4D Motion Master Theater。

本著推介新穎與追上潮流的餐飲概念，本集團同時裝修現有餐廳，以在2005年提供訪客更廣泛的食物與膳食享受。咖啡苑（Coffee Terrace）、名勝餐廳（Resort Cafe）與甘榜餐廳（Restoran Kampong）都重披新設計概念，以營造現代化與煥然一新的氣氛，讓食客更加享受用餐情趣。本勝地的頂尖西餐廳The Olive也在2005年11月贏得亞洲酒店白金大獎的“最出色餐廳大獎”。

配合本集團客戶忠誠計劃下推出的環通卡，在2005年持續成長，目前擁有將近二百萬名會員。2004年1月份與麗星郵輪簽署的協議，環通卡得以聯手方式開發與推動客戶忠誠計劃。環通卡會員可在馬來西亞、新加坡、香港等地共二百七十個商家，分佈在休閑、餐飲、零售與娛樂等領域的一千五百間分店，享受跨邊界價值與認可地位。

儘管2004年12月印度洋大海嘯災難影響到訪馬來西亞海濱地區名勝的訪客人次，但是阿娃娜的連鎖酒店在創新促銷與出色服務下，仍達到不俗表現。登嘉樓的阿娃娜琪佳高爾夫海濱勝地連續第二年，被休閑酒店刊物選為2005年度東海岸第一名勝。

本集團擁有36％股權的麗星郵輪有限公司（麗星郵輪）連續八次獲得2005年TTG旅游大獎頒發“亞太區最佳郵輪業者”。麗星郵輪在2005年9月份擴大亞洲業務，服務地區包括印度，同時天秤超級巨星號在孟買設立首個船籍港，這是首開印度郵輪行業之先河。天秤超級巨星號在印度西海岸，提供經常與特別郵輪服務。

在2006年夏天，適逢印度西海岸雨季，天秤超級巨星號將暫時配置到地中海東部，同時啟航港口設在馬耳他瓦萊塔。麗星郵輪在2005年重整船隊的策略。它分別在2005年6月與8月份獲得遞交兩艘新郵輪，即美國之傲（Pride of America）以及挪威寶石號（Norwegian Jewel）。

除了將在2006年4月及年抄獲遞交二艘新郵輪，即夏威夷之傲（Pride of Hawaii）及挪威珍珠號（Norwegian Pearl）外，麗星郵輪預料在2007年獲得遞交一艘新郵輪–挪威珍珠號（Norwegian Gem）。這些新郵輪將壯大郵船隊陣容，而且憑著創新設計與巧奪天工的特點超越同行。

作為一家有愛心與履行社會責任的企業公司，本集團也將繼續為各慈善團體、非政府機構、體育協會及其他公益事業給予支持。基于人道立場，本集團已對海嘯相關災難援助基金，作出超過三百五十萬令吉的捐獻。為了協助改善馬來西亞的醫藥保健水平，本集團捐助一百萬令吉給PRIDE，這是馬來西亞一個以治療乳癌與提高醒覺，同時改善保健水準有關的組織。

企業發展

在這一年，本集團也涉及雲頂集團對雲頂國際有限公司（雲頂國際）海外的休閑及博彩業務進行的合理化策略。在這项合理化計劃中，本集團脱售倫敦俱樂部国際11.9%股權及雲顶集團資訊科技發展臂膀，即雲顶资讯控股20%股權予雲顶国際。

同時，雲頂國際完成首次公開發股計劃，並成功于12月20日于新加坡交易所主板掛牌。在完成上述交易之后，本集團目前擁有雲頂國際的6.5％股權。

雲頂國際–麗星郵輪財團是濱海灣綜合娛樂城四家僅存競標者之一，而且已于2006年3月29日提呈名勝發展計劃建議書的構思圖。有關遴選程序正在進行中，而獲票得主將於2006年中旬宣佈。本集團在雲頂國際的投資將進一步對我們的全球行銷帶來優勢互補，而且有機會探尋新市場，以及開發休閑、酒店業與博彩業的商機。

前景

燃料成本上漲與利率揚升，可能對2006年的休閑旅游與消費開支起著短暫的影響。然而，政府在第九個馬來西亞計劃下的策略與注重實效的基礎，再加上我們繼續承諾提升勝地設備，我們相信本集團在2006年會有良好的表現。本集團將繼續在勝地設備上再投資，以維持卓越的高水準服務。我們將尋求擴充我們的市場與擴大投資視野以達到長期成長。

致謝

我謹代表董事部歡迎退休將軍丹斯里 Mohd Zahidi bin Hj Zainuddin于2005年8月4日加入本董事部，出任獨立非執行董事。我也欣然宣佈本集團分別從2005年7月1日與2006年1月26日起，委任丹斯里林西彥與柯建伯為審計委員會成員。丹斯里 Mohd Zahidi、丹斯里林西彥和柯先生擁有豐富經驗與專業知識，本集團將可從他們的獻身服務獲益不淺。

拿督蕭念慈于2005年6月28日榮休獨立非執行董事與本集團審計委員會主席的職位。我謹代表董事部向拿督蕭念慈在這十一年來任職期間本集團所作的獻身服務，深表由衷的感激。我們祝他未來發展萬事如意。我也要祝賀丹斯里 Clifford Francis Herbert 重新調任為審計委員會主席。

陳和瑜先生自2005年重新調任為非獨立非執行董事，同時也是審計委員會成員，他從2006年1月1日起辭去相關職位。我謹代表董事部感謝陳和瑜先生在這七年來對本集團的獻身服務，同時祝愿他未來發展一切順利，他將繼續通過擔任雲頂國際董事經理來為雲頂集團作出貢獻。

對我們的股東、客戶、商業同仁以及各有關當局所給予本集團的持續不斷支持與信賴，我要說聲謝謝。我要對本集團管理層和員工的辛勤苦幹，獻身工作及忠心耿耿致以謝意。祝愿我們齊心協力，協助本集團邁向更高峰！

丹斯里林國泰
主席
2006年5月18日


Genting Highlands Resort


Celebrating
40
1965-2005
years
GENTING

GENTING HIGHLANDS RESORT


WORLD travel AWARDS 2005
WINNER
World

World's Leading Casino Resort


WORLD travel AWARDS 2005
WINNER
Asia

Asia's Leading Casino Resort

GENTING - CITY OF ENTERTAINMENT
www.genting.com.my

Genting Highlands Resort ("Resort") is **Asia's leading integrated leisure and entertainment resort**. This unique iconic mega resort was voted the **World's Leading Casino Resort** and **Asia's Leading Casino Resort**, by World Travel Awards 2005, a testimony of its world-class service excellence and global recognition. The Resort is popularly known as ***Genting - City of Entertainment***, a "city that never sleeps" in Malaysia.

Located at 2,000 metres above sea level and on a tropical highland, the Resort enjoys a refreshing cool climate all year round. The mega Resort has six hotels with over 10,000 rooms and offers a myriad of leisure, business and fun-filled activities that span over 170 food, beverage and retail outlets, 60 fun rides and entertainment attractions, world-class convention and mega show venues and many more - all in one unique highland location.

The Resort attracted a **new record high of 18.7 million** visitors in 2005, of which 24% were hotel guests and the remaining 76% were day-trippers. Malaysians comprised the bulk of day trippers and hotel guests while Singaporean hotel guests formed about 5% of the Resort's total visitor arrivals in 2005. Visitor arrivals from India, Middle East and neighbouring countries grew significantly while demand from the domestic market remained strong in 2005.



Scenic view of Genting Theme Park and its cool surrounding.


City of Entertainment
Majestic night view of Genting Hotel


X-TREME
PUSH THE LIMITS!

The Resort celebrated its 40th anniversary during the year with impressive world class entertainment shows, star-studded attractions and numerous promotions and activities. A total of 988 show days were attained in 2005, averaging about 3 shows/events per day and entertaining more than 800,000 patrons.


An Evening with
Engelbert

Exciting performances were staged at the Resort's three mega entertainment venues, which have a combined capacity of close to 10,000 pax. The list of international artistes and superstars who performed at the Resort continued to grow and in 2005, the Resort featured the likes of Robin Gibb, Michael Bolton, Engelbert Humperdink, Sheena Easton, The Platters, Laura Fygi, Michael Learns to Rock, Sam Hui, 12 Girls Band, Lee Hom, Miriam Yeung, Joey Yung, Leo Ku, Jolin Tsai, Kelly Chen, Francis Yip and many others.


Magnetic Tour 2005
Robin Gibb
Plus Band & 22 Piece Orchestra
Bee Gees

The 1,600-pax ***Genting International Showroom*** is the choice venue for family entertainment performances and musical drama productions such as *Above Full Moon*, the mesmerising *Three Dragon Tenors* and *Oliver*, the highly acclaimed West-End Broadway musical. Other show extravaganzas were held at the 2,000-pax ***Pavilion*** and these included "*X-treme*" and "*X-treme II*", featuring international stunt performances for all ages.


OLIVER!
Be charmed by this
all-time family favourite!

The 6,000-pax ***Arena of Stars*** is the perfect venue for enthralling concerts, attention-grabbing "live" shows and adrenalin-pumping sporting events. It has been the host venue to hundreds of international stars including canto-pop artistes like Sally Yeh, Richie Jen, Lee Hom, Andy Hui, William Soo. Other events held at the Arena of Stars in 2005 included the Amazing World of Feng Shui by Lillian Too and Malaysia-China (Yunnan) Cultural & Arts Charity Show '05, the 12th Malaysia National Lion Dance Competition, Malaysian Taekwon-Do Championship, Genting International Dancesport Competition, as well as local awards shows such as the Anugerah Bintang Popular 2005, Malaysia Global Chinese Art Award, Astro Talent Quest Contest, Malaysian Idol and Miss Astro Chinese International Pageant.


X-treme at the Pavilion, First World Plaza





First World Hotel & Plaza

FIRST WORLD HOTEL & PLAZA ("FIRST WORLD COMPLEX")

First World Hotel & Plaza, Malaysia's largest and highest hotel, shopping and entertainment plaza set another milestone achievement in 2005. The Group started the construction works for Tower 2 of First World Hotel in 2003 and completed 1,000 rooms and 12 meeting rooms in 2004. The remaining 2,000 rooms were completed by December 2005. With this completion and together with Tower 1 of 3,200 rooms, First World Hotel is now the largest hotel in the world with 6,200 rooms.

The stunning and colourful First World Hotel offers various types of room accommodation, ranging from the very affordable Standard rooms, Super Deluxe rooms, Triple rooms to the luxurious WorldClub rooms. In tandem with the additional new hotel facilities, operating systems were reviewed and enhanced to provide better operating efficiencies and services. This included expediting the guest check-in process time and upgrading the laundry facilities to cater to the additional rooms and guests.

Star World, located at First World Plaza, celebrated its 1st Anniversary on 26 November 2005 with a grand party. It has become a popular venue for the young-at-heart gaming patrons, offering innovative gaming entertainment with the latest cutting edge technology.

STARWORLD
FIRST WORLD PLAZA



Senior officials launching Star World's 1st anniversary celebrations



HOTELS

The Resort's six hotels offer 10,000 rooms of 3, 4, 5 star and super luxurious 6-star accommodation to cater to the needs of all visitors. The five hilltop hotels at the Resort - Genting Hotel, Highlands Hotel, Resort Hotel, Theme Park Hotel and First World Hotel achieved an overall average occupancy of 80%. Over 2.1 million room nights were sold in 2005, registering a 14% growth over the previous year.

During the year, the Group continued to upgrade its products and facilities to attract new and repeated visitors to the resort. Another four floors of Genting Hotel were converted and upgraded into ***Maxims Club*** (*www.maxims.com.my*), making up a total of six floors for this unique club. This "hotel within a hotel" concept features 3 units of Maxims Suites & Residences and 107 units of Club Suites, a classy business centre, a private VIP check-in lounge and an exclusive dining and entertainment facility.

Located on the 17th & 18th floors of Genting Hotel, ***Maxims Residences*** represent luxury living at its best, with state-of-the-art facilities and extraordinarily spacious suites. The largest suite, "Royal Suite" has a built-up area of 13,000 square feet and features amongst others, stylish jacuzzi, lounge, dining, gym and audio visual room.

MAXIMS



Maxims Club, Malaysia



Warm and friendly services


M
SPA
& FITNESS

M Spa & Fitness



Highlands Hotel - VIP check-in lobby

These suites are meticulously furnished to provide the best quality comfort and modern luxury together with superb services to cater exclusively to the corporate and premium guests. Maxims Club has undertaken a collaborative marketing programme with its sister brand in Maxims Casino Club, London, one of the select number of high-end casinos in the United Kingdom.

Two floors of Highlands Hotel were upgraded to Premier rooms, increasing the total number of Premier floors to eight. The year under review witnessed the progressive extension of the broadband services or "wi-fi" coverage to rooms in Genting Hotel and Highlands Hotel as well as to cover the new suites, new restaurants and hotel lobbies.

M Spa & Fitness officially opened its doors to the public in February 2005 whilst ushering in the Chinese Lunar New Year. Located at the lobby floor of Genting Hotel, it is a state-of-the-art spa that provides relaxation zone with separate areas for men and women. The spa has 15 luxurious treatment rooms including sauna, steam room and jacuzzi areas - pampering the guests with various invigorating spa treatments. In addition, M Spa & Fitness offers other facilities such as beauty salon, café and a fully equipped sophisticated gym with a panoramic view of the Outdoor Theme Park.

CONVENTIONS

mice.genting.com.my

Genting International Convention Centre ("GICC") is one of the largest and most popular convention centres in Malaysia. Located at First World Hotel & Plaza, GICC is a one stop destination for Meetings, Incentives, Conventions and Exhibitions (MICE), offering more than 150,000 square feet of conference space including 18 meeting rooms, a Grand Ballroom, 3 Convention halls and a Business Centre to accommodate all types of corporate events.

A total of 2,422 functions were held at the Resort in 2005. The 8th Asia Pacific Life Insurance Congress ("APLIC") 2005 was successfully organised at the Resort in March 2005. Close to 10,000 delegates from 18 countries attended the APLIC, making it one of the biggest congressional conferences held in Malaysia. Among the other major conventioneers who held their events at the Resort were Prudential Assurance, Nasa Products Dealers, SG Marketing, Malaysia Assurance, Proton Edar and Network J & J.

Genting International Convention Centre - one of the largest and most popular convention centres in Malaysia.



FOOD & BEVERAGE "F&B"

The Group operated 43 F&B outlets, catering to over 11 million food covers in 2005. Together with other third party F&B outlets, there are a total of 88 outlets at the Resort, serving a wide choice of local and international cuisine to suit the taste of everyone.

In conjunction with the Genting 40th Anniversary celebrations, a series of special monthly food promotions were lined up. The monthly food galore highlighted some of the world's finest culinary traditions, ranging from French haute cuisine, fine Italian dining, Asian flavours to the local traditional Malay cuisine.

During the year, the Group re-conceptualised some of its F&B outlets, namely ***Coffee Terrace***, ***Resort Café*** and ***Restoran Kampong*** to exude a modern and refreshing ambience for the dining pleasure of its patrons.

The buffet-style Resort Café offers a mixture of Asian and Western delicacies. Located alongside is the new Restoran Kampong which provides traditional Malay and Indian dining for patrons with spicy taste buds. Both Resort Café and Restoran Kampong reopened on 1 August 2005, with a combined capacity to seat close to 570 diners. The new Coffee Terrace was reopened on 21 August 2005 and officially launched on 23 December 2005. The spacious restaurant with an area of 40,000 square feet, can accommodate up to 600 diners at any one time. Strategically located at Genting Hotel lobby, Coffee Terrace offers 6 show kitchens serving a Grand Buffet of Asian and Western food, as well as Ala Carte menu with award-winning recipes by the Resort's Celebrity Chefs.

During the year, the culinary team from the Resort participated in "The World Golden Chef Competition" and won a total of 3 Excellent Gold & 1 Gold Medal in the group and individual category respectively. The Resort's culinary team also took part in the "5th World Championship of Chinese Cuisine", which was held in Guangzhou. The team won the silver medal in Hot Dishes category and Food Carving category respectively.



Exquisite fine dining at The Olive, Genting Hotel

The Olive restaurant is the Resort's fine dining restaurant that has earned its distinction of excellence in the culinary world. The Olive won the ***Restaurant Of The Year*** award during the Hospitality Asia Platinum Awards presentation in November 2005. The Olive offers continental cuisine served in a trendy and elegant ambience.

As a testimony to its high level of standards in food quality and safety, the Resort's production kitchens were awarded HACCP – Food Safety Management System (Hazard Analysis Critical Control Point) certification by World Certification Services in August 2005.





Resort Café



Coffee Terrace



Restoran Kampong



Moments with loved ones



Shop at leisure

SHOPPING PARADISE

First World Plaza is the coolest and highest shopping plaza in Malaysia. It is a shopping and leisure paradise, offering more than 170 retail shops, food and beverage outlets, 25 fun rides and 6 vibrant themed boulevards and many more entertainment attractions – all under one roof. The Plaza features appropriately themed boulevards, reminiscent of famous landmarks such as *Champs Elysees*, *Venice, Times Square*, *Universal Walk*, *Covent Garden* and *Genting Walk* and other world famous icons such as the *Statue of Liberty*, the *Hollywood Oscar*, *Arc de Triomphe*, *Eiffel Tower* and the *Big Ben*.

These include branded retail outlets for the young and trendy such as Nike, BUMCITY, U2, Levi's, Renoma, Giordano, PDI, Apex Pharmacy, Toycity, World of Cartoons, OSIM and many others. Among the many branded F&B eateries are Starbucks Coffee, The Coffee Bean & Tea Leaf, McDonald's, KFC, Baskin Robbins, Ah Yat Abalone Forum Restaurant, Famous *Amos*, *Sushi King*, *Delifrance*, Kenny Rogers Roasters and Pizza Hut.

Genting Times Square at First World Plaza has become a popular venue for many mega celebrations, products launches, popular international and local artiste showcases, exciting events, activities and road shows. In conjunction with Genting's 40th anniversary, themed month-long celebrations were held at Genting Times Square throughout the year. The New Year's Eve Countdown Party has become the much awaited annual event for revellers, offering all-night celebration and an endless dose of great music and dance performances.





Enjoy unique shopping and leisure entertainment at Genting Times Square, First World Plaza



Genting Theme Park - Best Family Resort 2005

GENTING THEME PARK

Genting Theme Park, winner of the ***Best Family Resort*** by Hospitality Asia Platinum Awards 2005-2006, continues to provide endless "Fun At The Peak". With over 50 rides and attractions ranging from thrill rides, family rides, kiddie rides and to the unique fun experiences, the Resort attracts millions of theme park visitors every year.

On 22 April 2005, Genting Theme Park became the first Theme Park in the region to be certified with the Quality Management System Standards ISO 9001:2000 from Lloyd's Register Quality Assurance Ltd. for its management and operations of theme parks.

Emphasising a '3E' strategy – Exciting, Extreme and Extraordinary, Genting Theme Park introduced Asia's first ***Flying Coaster***, a unique hang-gliding roller coaster thrill sensation in 2004. In 2005, Genting Theme Park took its 3E strategy a step further by introducing Malaysia's first ever ***4D Motion Master Theater***. The revolutionary 4D Motion Master Theater transforms the normal 3D imaging technology into a Motion Master format, enabling viewers the opportunity to immerse into the show by experiencing heat, wind, mist and other special effects.



Sky Venture - Asia's first sky diving simulation experience


Malaysia's first ever
4D movie experience
MotionMaster
THEATER



ing Coaste



Kiddy fun ri



Spinner



Genting Outdoor Theme Park


Outdoor water activities


Corkscrew roller coaster


Snow World

The *Flying Coaster* together with four other big attractions - *Spinner*, *Space Shot*, *Genting Sky Venture* and *Snow World* are 'a must' for thrill seekers. Other adrenalin-pumping thrill rides include the exciting *Euro Express*, *Super Tobaggon* and *Corkscrew* roller coasters, *Cyclone* and *Adult Bumper Car*. Family rides include *Pirate Train, Dinosaurland, Antique Car, Venice Gondola*, *Reindeer Cruiser*, *Ferris Wheel*, *Rio Float* and *Boating*. Kiddie rides include *Universal Carousel*, *Tour de Paris*, *Junior Bumper Car* and many more.

Snow World is the largest indoor snow attraction in Malaysia. ***Genting Sky Venture*** is Asia's first sky diving simulation, ***Genting X-pedition Wall*** is the biggest indoor climbing wall in Southeast Asia and ***Rainforest Splash Pool*** is Malaysia's only heated indoor water park at 2,000 metres above sea level.

Third party entertainment brands include *Ripley's Believe It or Not Museum*, the first in Malaysia which features some of the most bizarre oddities and *Haunted Adventure*.

Continuous refurbishment of theme park facilities and landscape beautification works were undertaken throughout 2005 to ensure that Genting Theme Park remains in excellent condition. The ever popular *Flying Jumbo* ride, the spinning *Tea Cup*, *Rodeo Rider*, *Astro Fighter*, the go-karts used for the *Grand Prix Fun Kart* track, *Matahari Ferris Wheel* and Malaysia's first roller coaster – *The Cyclone* were refurbished with refreshing new looks in 2005. These enhancement efforts demonstrate Genting Theme Park's commitment to be the best and the most popular theme park attraction in Malaysia.

INFRASTRUCTURE AND TRANSPORT

The Resort is less than an hour's drive from Kuala Lumpur and is easily accessible via the excellent road network and highway infrastructure as well as by helicopter.

The provision of safe, convenient and comfortable transport services to and from the Resort has always been the Group's priority. The construction of a new two-lane bypass road between the hilltop and Chin Swee Caves Temple, which began in 2004 was completed in August 2005. This new bypass road serves as an alternative route to the Resort's hilltop and eases traffic flow during the peak visitor seasons.

With the completion of the bypass, the Group began upgrading the previous two-way main road from Chin Swee Caves Temple to the hilltop into a one-way three-lane road. The upgrading work was completed in April 2006.

In May 2005, the construction of a new residential staff complex began at the Resort to accommodate the increasing staff population. This complex is scheduled for completion in 2007.

For the travel comfort of VIP visitors, the Group added two new Mercedes Benz S350 limousines and a luxurious Toyota Alphard MPV to the premier limousine fleet. Its fleet of 48 limousines currently includes four luxury S350 Mercedes Benz, and two luxury Toyota Alphard MPVs. Four imported Mercedes Benz buses were acquired to replace the older bus fleet. Bus commuters in the Klang Valley region have the choice of boarding the Genting Express Bus at stations in Puduraya, KL Sentral, Putra LRT terminal, Pasar Rakyat (Imbi Road) and Gombak.

Genting Skyway



Super highways to the Resort



Luxurious limousine services





Awana Genting - a refreshing scenic retreat

AWANA HOTELS & RESORTS

www.awana.com.my

The Awana brand of hotels and resorts comprise three beautifully designed resort hotels in Malaysia. The three hotel properties maintained an overall average occupancy rate of 61% in 2005.



Awana Genting Highlands Golf & Country Resort ("Awana Genting")

Awana Genting is a cool refreshing highlands resort situated amongst the natural lush greenery at the mid-hill of Genting Highlands Resort. This 5-star resort has 430 well-appointed guest rooms, sophisticated convention facilities including a grand ballroom and 17 function rooms and an award winning 18-hole golf course. It is an ideal venue for meetings and functions in a refreshing, stress-free environment.

Located at mid-hill of the Resort, Awana Genting is a popular haven for golfers, families, conventioneers and eco sports lovers. The resort features horseback riding, a heated swimming pool, jungle trekking and other indoor and outdoor activities. The natural landscape is especially suitable for activities such as jungle trekking, obstacle courses and team-building activities, with steep cliffs and inclines providing ideal spots for abseiling and rock climbing. Longhouses and camping grounds are available for those looking for a little back-to-nature rustic living. Awana Genting maintained an average occupancy rate of 63% in 2005.



Award-winning golf course at Awana Genting



Eco-sports activities at Awana Genting



Awana Kijal with the longest private beachfront in Peninsular Malaysia

Awana Kijal Golf, Beach & Spa Resort ("Awana Kijal")

Awana Kijal, is a five-star holiday and convention resort set amidst 800 acres of lush greenery in Terengganu. Awana Kijal owns the longest private beachfront in Peninsular Malaysia with 7.6km of pristine sandy beach. It is a popular beach resort with an 18-hole championship golf course and offers 343 rooms and suites with panoramic views of the South China Sea.

For a second consecutive year, Awana Kijal was awarded the ***No. 1 Resort In The East Coast*** by the Hospitality magazine. This charming holiday resort offers a comprehensive array of banquet, recreational and convention facilities, numerous water sports as well as a traditional Javanese-inspired spa called the Taman Sari Royal Heritage Spa Awana Kijal. During the year, the resort's team created innovative and popular activities such as the "Joy & Adventurous" programme, a weekend in-house entertainment organised by members of the hotel staff for the guests. Awana Kijal achieved an average occupancy rate of 64% in 2005 (2004: 61%).

Awana Porto Malai, Langkawi ("Awana Porto Malai")

Awana Porto Malai is a popular holiday resort destination on the legendary island of Langkawi, Kedah. Located by the serene bay of Tanjung Malai, Awana Porto Malai is a 208-room Mediterranean "themed" seafront resort, offering panoramic views of the famed Dayang Bunting Island of Langkawi. The resort has an extensive range of facilities including a marina, food and beverage outlets, conference rooms, banquet halls and a picturesque boardwalk. The resort's swimming pool with a children fun pool is a favourite attraction for families.

Awana Porto Malai caters to a wide segment of the market including tourists, company outings and meeting groups.



Awana Porto Malai, a Mediterranean-themed resort

During the year, the resort was again selected as the host venue for the prestigious Langkawi International Maritime and Aerospace Exhibition (LIMA) 2005. LIMA which uses the resort's scenic backdrop and the serene bay surrounding to display an armada of ships and yachts, attracted over 20,000 visitors to the maritime exhibition at Awana Porto Malai.

Although Langkawi island was largely unscathed, concerns due to the tsunami-related disasters in the Indian Ocean had caused a drastic drop in tourist arrivals, both foreign and domestic in 2005. Awana Porto Malai implemented a series of aggressive marketing and promotional programmes throughout 2005 which mitigated the visitors' concern and improved visitor arrivals in the second half of 2005. The resort recorded an average occupancy rate of 51% in 2005 (2004: 55%).

AWANA VACATION RESORTS
www.awanavacation.com

Awana Vacation Resorts Development Bhd ("AVRD") is the Group's timeshare operator. Launched in August 1998 and growing steadily since then, AVRD has a total of about 5,500 timeshare members as at 31 December 2005.

Gold Ownership Plan (accommodation up to six persons)	Silver Ownership Plan (accommodation up to four persons)
34 Awana Kijal apartments 66 Awana Genting condominiums 20 Ria Apartments	10 Ria Apartments

AVRD members are entitled to stay at the numerous hotels at Genting Highlands Resort and the Awana Hotels & Resorts at favourable rates, subject to booking conditions. AVRD is affiliated with Resorts Condominium International (RCI), providing AVRD's timeshare members with the access to over 3,800 affiliated resorts in over 80 countries. In addition, AVRD has direct exchanges with resorts in Asia Pacific, Europe, America, South Africa and other countries. In Malaysia, the direct exchanges can be made for resorts in Penang, Perak, Kuala Lumpur and Cameron Highlands, subject to availability and may vary from time to time.





SuperStar Virgo berthed at the HarbourFront Centre, Singapore

STAR CRUISES LIMITED
www.starcruises.com
www.ncl.com
www.orientlines.com

®STAR CRUISES *The Leading Cruise Line in Asia Pacific*

NCL NORWEGIAN CRUISE LINE FREESTYLE CRUISING

NCL America FREESTYLE CRUISING

Star Cruises Limited ("Star Cruises") is a 36%-owned associate of the Group. It is ***the world's third largest cruise line*** and the ***leading cruise line in Asia-Pacific***. Star Cruises has a combined fleet of 22 ships in service and due to be delivered with over 35,000 lower berths. It operates under the internationally recognised brands of *Star Cruises*, *Norwegian Cruise Line*, *NCL America*, *Orient Lines* and *Cruise Ferries* brands - cruising to more than 200 global destinations and islands in Asia, North and South America, Hawaii, Caribbean, Alaska, Europe, Mediterranean, Bermuda and the Antarctica.

In September 2005, Star Cruises extended its Asian operations to include India, with ***SuperStar Libra*** setting its pioneer home port operations in Mumbai - another first in the cruise industry in India. SuperStar Libra offers regular and special cruises to destinations along the west coast of India.

New destinations and itineraries for its Southeast Asia cruises were introduced with the return of ***SuperStar Gemini*** to Singapore from Taiwan in November 2005. The new season 7-night itineraries from Singapore call at 16 destinations across 4 countries. The destinations include Krabi, Phuket, Bangkok and Ko Samui in Thailand; Sihanoukville in Khmer Republic; Halong Bay, Danang, Nha Trang and Ho Chi Minh City in Vietnam and Penang, Langkawi, Kuching and Kota Kinabalu in Malaysia. Two special 21-night cruises were introduced, featuring Hong Kong as part of its itineraries.



Star Cruises won the award for ***Best Cruise Operator in Asia-Pacific*** for a ***record eighth time*** at the TTG Travel awards 2005. The occasion was made more special with founder Tan Sri Lim Goh Tong being announced as recipient of the inaugural award for ***Travel Entrepreneur of the Year***. These prestigious awards are testimonies to the international recognition of Star Cruises' high standards of service excellence and its contribution towards tourism development in various countries. The accolades continued in India with Star Cruises winning two awards for ***Best Product Promotion International*** and ***Unique Product International*** at the India Travel Mart shows in Bangalore and Chennai, further reinforcing the acceptance of the cruise product in the domestic market.



Grand Piazza, Superstar Virgo



Mariners Patio Bar, SuperStar Gemini



Sporting activities



Norwegian Jewel - joined the fleet in August 2005

The Genting-Star International Cruise Management Programme was launched in Shanghai by Star Cruises and the Nanhu Vocational School in March 2005. The international hospitality programme has been designed along the globally recognised guidelines of the Australasian Hotel College and the Australian Quality Training Framework, with particular emphasis on oral English communication skills and practical applications to cater to a growing level of sophistication among travellers.

The fleet renewal plans continued in 2005 with the delivery of the ***Pride of America*** for the NCL America brand and the ***Norwegian Jewel*** for the NCL brand in June and August 2005 respectively. The Pride of America is the largest US-flagged ship ever built and the first newly constructed cruise ship to join the US register in almost 50 years. Christened by the Honourable Elaine L. Chao, US Secretary of Labour, the Pride of America joined the ***Pride of Aloha*** in offering exciting inter-island cruises in Hawaii.

Norwegian Jewel is a sister ship of the popular ***Norwegian Star*** and ***Norwegian Dawn*** and is the fifth new ship to be launched in four years. The 93,502-tonne ship, which was christened by Melania Trump, boasts a luxurious suite complex comprising Garden and Courtyard Villas. This ship is the first in the industry to offer such exclusive class of accommodation. Norwegian Jewel had a successful inaugural itinerary in the Mediterranean and the Baltics in the summer of 2005.

The Star Cruises Ship Simulator Centre in Port Klang, Malaysia obtained the Quality Management System, Standard ISO 9001:2000 from Lloyd's Register Quality Assurance, a member of the Lloyd's Register Group and one of the world's biggest maritime classification societies.



Tan Sri Lim Kok Thay delivering his speech at the Norwegian Jewel's christening ceremony



Norwegian Jewel's christening ceremony, Port of Miami - 3 November 2005

STAR CRUISES & ITS FLEET IN OPERATION

Star Cruises	Norwegian Cruise Line	NCL America
SuperStar Virgo SuperStar Gemini SuperStar Libra Star Pisces MegaStar Aries MegaStar Taurus **Cruise Ferries** Wasa Queen	Norwegian Dawn Norwegian Star Norwegian Sun Norwegian Spirit Norwegian Majesty Norwegian Wind Norwegian Dream Norwegian Sea Norwegian Crown Norwegian Jewel Norwegian Pearl* Norwegian Gem**	Pride of Aloha Pride of America Pride of Hawaii~ **Orient Lines** Marco Polo

~ Delivered in April 2006
* Expected delivery in 2006
** Expected delivery in 2007




PRIDE OF AMERICA

Pride of America - joined the fleet in June 2005


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WELCOME
GENTING WorldCard

E-COMMERCE & IT DEVELOPMENT

eGENTING www.genting.com.my

WorldCard
MALAYSIA • SINGAPORE • HONG KONG

In June 2005, the Group sold its 20% stake in eGENTING to Genting International P.L.C. ("Genting International"), as part of the Genting Group's strategy for Genting International to spearhead its investments in the leisure and gaming-related businesses outside Malaysia. The acquisition of eGENTING by Genting International has provided eGENTING with the platform to be a leader in the international gaming and IT application services industry. The Group has a 6.5% equity investment in Genting International.

www.genting.com.my is the Group's leisure and hospitality official website. It is the highest-grossing hospitality web site in Malaysia in 2005. Powered and maintained by eGENTING, the website attracted online sales which grew by 7% to RM14 million in 2005. The website was acknowledged as the most popular online website in Singapore when it topped and won the popularity votes for the "Travel – Destination and Accommodation" category of the Singapore Online Performance Awards 2005. The award was organised by Hitwise, a leading internet usage monitoring corporation.

Through the website, numerous online offers were actively promoted in 2005, including the popular Buy Online & Win campaigns, which offered attractive monthly and quarterly prize draws. In addition, the website provides the latest product information, promotes convenience and flexibility for online purchases of the Group's leisure products.

During the year, the Group's WorldReservations Centre ("WRC") introduced room bookings through Interactive Voice Response ("IVR") and SMS to cater to the higher call volume following the increase in the number of rooms after the completion of First World Hotel's Tower 2 at the end of 2005. Call volume for the year rose by 24% to 1.8 million calls in 2005. During the year, WRC handled an average of 4,000 calls a day.

The Group, via eGENTING, invested in Disaster Recovery ("DR") facilities for its core systems. The DR facilities were successfully put to a live test at the Resort in August 2005.

GENTING
OneHub

The one-stop centre for reservations of rooms, shows, transport, cruises, flights and vacations
located at Wisma Genting, Kuala Lumpur, Malaysia.
Tel : 603 2718 1118 Online : www.genting.com.my

In September 2005, the Group implemented an integrated and advanced casino marketing system to consolidate the existing multiple standalone systems in Genting Highlands Resort. The integrated platform streamlined the cashier desk operations and provided better services to VIP guests.

The Group's Siebel Customer Relationship Management enables real-time tracking of the campaign performance and resort-wide multi-channel customer feedback. During the year, the Campaign Management module was implemented for a close monitoring of customer feedback and selected processes have been automated to enhance marketing efforts.

The sales and marketing teams of the WorldCard customer loyalty programme participated in various travel fairs, business exhibition, carnivals and recruitment fairs throughout the year to promote WorldCard to the public. These activities have increased membership to nearly 2 million WorldCard members. WorldCard has over 270 participating merchants, covering over 1,500 outlets in Malaysia, Singapore and Hong Kong. In October 2005, the inaugural WorldCard Forum was held for participating merchants to be updated with the latest progress of the WorldCard loyalty programme.

During the year, the self-service WorldCard kiosks in Genting Highlands Resort were enhanced to incorporate new features, such as voucher redemption, personalised message and conducting customer survey. The kiosks are placed at strategic locations for easy access and are popular with members who prefer the convenience of self-service.

The SAP shared services initiatives continued to be implemented on a group-wide basis in 2005 to improve operational efficiency. The Group Central Purchasing was initiated in 2005 to share the procurement of common supply products and services for the Genting Group. In addition, the Asset Tagging and Tracking system was implemented to monitor and control the asset data. Advanced systems and network management tools such as the IBM Tivoli Enterprise Management System and the Citrix solution continue to manage the IT resources of the Group for better efficiency.


Welcome To
WorldCard Internal Forum



Founder YBhg Tan Sri Lim Goh Tong conferred honorary degree of Doctor of Entrepreneurship from UTAR, 10 November 2005



Some of the Group's Long Service Awards recipients

HUMAN RESOURCES

The development of human resources within the Group is vital to ensure continuous improvement in service excellence, business continuity and further growth. A highly skilled, motivated and productive workforce is a key factor to the emergence of the Group as a world-class player in the leisure, entertainment and hospitality industry. As at 31 December 2005, the Group has a total workforce of about 12,300.


UPACARA MENANDATANGANI PERJANJIAN KOLEKTIF
KESEMBILAN

On 24 November 2005, the Group signed the 9th Collective Agreement with its employees' union. The Collective Agreement was successfully completed within a short period of four meetings in less than three weeks. This reflects the commitment of both parties to sustain harmonious industrial relations.

The 17th Resorts World Bhd Senior Managers' Conference with the theme "Delivering Unique Customer Experience for Competitive Advantage" was held in November 2005 in Bintan, Indonesia. The objective of the conference was to strategise for the Group the aim to provide the unique customer experience and achieve the best competitive advantage.

The Balanced Scorecard Performance Management System was implemented during the year. This system enables key performance indicators to be developed for departments and executives of the Group, consistent with the overall vision and strategies of the Group. In addition, the Competency Framework was implemented across the Group to deliver suitable training and development programmes. Genting Centre of Excellence continues to play an essential role in the training and development of employees. Over 25 specially designed training programmes were conducted for executives of the Genting Group in 2005. Genting INTI International College, a collaborative partnership between Resorts World Bhd and INTI Universal Holding Bhd, a leading education group in Malaysia, continued to offer exciting courses in tourism, leisure and hospitality management in 2005. The Assessment Centre for the Group was implemented to enhance the recruitment process and ensure that candidates who demonstrate the right attitude, skills and competencies are recruited. During the year, 50 management trainees successfully completed their training and have been deployed to various departments and business units. These trainees form part of the succession-focused strategies of the Group.

The 12th Resorts World Bhd HR Conference was held at Awana Kijal Golf, Beach and Spa Resort, Terengganu to discuss developing and retaining world-class talent in the Group. The Group have its 4th OSHA Awareness Campaign with the theme of "Safety is the Responsibility of All" to increase the awareness and knowledge of safe and healthy practices among employees. The Group's commitment towards safety at workplace has resulted in winning the prestigious "National Occupational Safety and Health Excellence Award 2005" for the Hotel and Restaurant category.

The Group is committed towards maintaining family values and enhancing the quality of life for its employees. In conjunction with Genting's 40th Anniversary celebrations, various events for employees were held. Over 1,500 employees and their respective families participated in six Family Day activities. In addition, specially made 40th Anniversary jackets and souvenir mugs were given to employees of the Group. During the year, construction of a new block of staff quarters began and the Group's hostel facilities were upgraded with on-going refurbishment of the hostel rooms to enhance the comfort and lifestyle of its employees.


17TH SENIOR MANAGERS' CONFERENCE 2005
"DELIVERING UNIQUE
CUSTOMER EXPERIENCE


RESORTS WORLD BHD
12th QIT CONVENTION 2004/2005


12TH RESORTS WORLD GROUP

COMMUNITY SERVICES

The Group as a caring and responsible corporation, has supported numerous corporate philanthropy work, including various charitable bodies, sports associations, educational institutions and health organisations.

In providing humanitarian relief, the Group donated more than RM3.5 million to those affected following the tsunami tragedy which occurred in December 2004. This included the donation of RM1 million each to the Malaysian Tsunami Disaster Fund, the Indonesian Tsunami Disaster Fund and the Force of Nature Foundation and RM0.5 million to the Pahang Tsunami Fund. In addition, other recipients included the MERCY Humanitarian Fund (RM100,000) and Persatuan Bencana Alam Negeri Kedah (RM20,000). In response to the Star Earthquake/Tsunami Relief Fund, various donation initiatives were held at the Resort to appeal to the public, guests and employees for their support. A total amount of RM60,000 was collected for this fund.

After a flash flood hit the indigenuous 'orang asli' settlement in Pos Pasik, Kelantan, the Group extended its financial support to Jabatan Hal Ehwal Orang Asli to assist the families affected by the flood.

The Group has been involved in the development of sports in the country for a long time. Amongst the sports-related bodies supported by the Group in 2005 included the Sultan Ahmad Shah Veteran's Hockey Team, Pahang Basketball Association, Association of Sports and Recreation for the Disabled Terengganu, Bentong Basketball Association, Pahang Volleyball Association and Bentong Netball Association. The Group continued its long-term support and partnership with the Football Association of Malaysia, Pahang Football Association, KL International Marathon, prestigious Le Tour de Langkawi and its charter membership with SportExcel.

The Group continued to support various charitable bodies in 2005, including HOSPIS Malaysia, Kiwanis Club of Petaling Jaya, Yayasan DiRaja Sultan Mizan, Yayasan Kebajikan SSL Haemodialysis, Yayasan Kebajikan Anak-Anak Yatim Malaysia, Little Sisters of the Poor, SHELTER Home for Children, Independent Living Home for People with Disabilities, The Salvation Army, Sungei Way Old Folk's Home and Monfort Boys Town.




RESORTS WORLD BHD
pride
21/8/20
SATU JUTA SAHAJA
1,000,000

YBhg Tan Sri Lim Kok Thay presenting a RM1 million mock cheque to PRIDE's representative Datuk Nazir Razak, witnessed by the Prime Minister, YAB Dato' Seri Abdullah Ahmad Badawi

Non-governmental organisations who received the Group's support included St. John Ambulance Malaysia, National Council of Women's Organisations Malaysia, Malaysian Liver Foundation, Tunku Azizah Fertility Foundation and National Cancer Society Malaysia.

In striving to improve healthcare in Malaysia, the Group donated RM1 million to PRIDE, an organisation that aims to increase awareness and improve the standard of diagnosis and care treatment of breast cancer in Malaysia. The donation was made during the Group's 40th Anniversary Celebrations Gala Dinner.

In its support towards the development of education and research, the Group contributed to various programmes organised by schools and research institutions, including the Malaysian Institute of Economic Research, Academy of Medicine of Malaysia and Malaysian Institute of Management.

In promoting English Language amongst the school children, the Group made substantial contributions to related programmes such as the New Straits Times' School Sponsorship Programme, Inner Wheel Club of Ampang's English Literacy Campaign and Yayasan Istana Abdul Aziz's English Excellence Programme Fund; as well as contributions to various schools including Pei Yuan High School, SJK (C) Khai Mun, SK Bandar Baru Batang Kali, SJK (C) Perting, Sekolah Kebangsaan Seafield, Kolej Tunku Kursiah and SJK (C) Telemong.



YBhg Tan Sri Alwi Jantan and YBhg Tan Sri Mohd Amin together with recipients from various welfare organisations


& PRO-AM 2005
RESORTS WORLD BHD

YABhg Tun Mohammed Hanif Omar (right) presenting a mock cheque of RM108,600 to MERCY Humanitarian Fund



Day outings at the Resort for children from various welfare homes

RECOGNITION

The Resort's growing list of international accolades and awards of excellence is a testimony to the Group's excellent achievements in the hospitality and leisure industry.

Genting Highlands Resort was voted the prestigious **World's Leading Casino Resort** and **Asia's Leading Casino Resort** at World Travel Awards 2005 gala ceremony held in London on 13 November 2005. Resorts World Bhd won the **Minister's Special Award** at the Malaysia Tourism Awards in August 2005. This award by the Ministry of Culture, Arts and Tourism of Malaysia is another accolade for the Group and highlights its success in developing the tourism industry in Malaysia for the past 40 years.



Genting Highlands Resort
- ***World's Leading Casino Resort***
- ***Asia's Leading Casino Resort***
(World Travel Awards 2005)



Genting Highlands Resort
- ***Best Family Resort***
(Genting Theme Park) by World Asia Publishing's Hospitality Asia Platinum Awards 2005-2006.



YBhg Tan Sri Alwi Jantan (second from left) holding the **Minister's Special Award** at the Malaysia Tourism Awards 2005

Other major awards and accolades received in 2005 are as follows:

- Tan Sri Lim Goh Tong - ***Travel Entrepreneur of the Year*** by Travel Trade Gazette Awards 2005.
- Tan Sri Lim Kok Thay - ***Most Outstanding Hospitality Developer*** by Hospitality Asia Platinum Awards 2005
- Genting Highlands Resort - ***Restaurant of The Year (The Olive, Genting Hotel)*** by World Asia Publishing's Hospitality Asia Platinum Awards 2005-2006.
- Genting Theme Park - ***Malaysia's first theme park to be certified with the Quality Management System Standards ISO 9001:2000*** from Lloyd's Register Quality Assurance Ltd for its management and operations of theme parks.
- Resorts World Bhd - ***National Award for Management Accounting (NAfMA) 2005 Practice Solution Award*** by the Malaysian Institute of Accountants and the Chartered Institute of Management Accountants.
- Resort World Bhd - ***National Occupational Safety and Health Excellence Award 2005: Hotel and Restaurant Category.***
- Resorts World Bhd - ***ACCA Plus - Approved CPD Employer Certificate 2005.***
- Resorts World Bhd - Winner of 3 Excellent Gold Awards and 1 Gold Medal at The World Golden Chef Competition.
- www.genting.com.my - Winner of the most popular Travel - Destinations and Accomodation website in Singapore at the Hitwise Singapore Online Performance Awards 2005.
- Awana Kijal Golf, Beach & Spa Resort - ***No. 1 Resort in the East Coast*** by Hospitality magazine 2005.



YBhg Tan Sri Lim Kok Thay with the inaugural TTG ***Travel Entrepreneur of the Year*** award presented to Founder YBhg Tan Sri Lim Goh Tong.



YBhg Tan Sri Lim Kok Thay is the winner of the ***Most Outstanding Hospitality Developer*** award by Hospitality Asia Platinum 2005



Mr. Raymond Yap, SVP - Theme Park & First World Plaza Operations (right) receiving the Lloyd's ISO 9001:2000 Certification for Genting Theme Park



Mr. Quah Chek Tin, Chief Operating Officer (right) receiving the NAfMA 2005 Practice Solution Award for Resorts World Bhd



Award-winning international chefs from Genting Highlands Resort

40th BIRTHDAY CELEBRA


en great supporting us


Our Founder YBhg TAN SRI DATO
Celebrating
40th
1937
1965
1969
1972
1975
1997
2002
"Genting is really a story of Tan Sri Lim Goh Tong, a story of success that is quite unprecedented even in Malaysia, where many people have met with a great deal of success"




1937
1969


py to leave
tent, astute
t that he wil
ato Seri Lim Go
be continued by
th a style of his
y worthy succ

Celebrating 40 years 1965-2005 GENTING

Genting's Anniversary


GENTING Bio-Oil
Breakthrough Technology for Renewable Energy
PRIZE PRESENTATION
RESORTS WORLD BHD
pride
21/8/2005
SATU JUTA SAHAJA
1,000,000.00


GENTING
INDIAN TRADE & FOOD FAIR
COMMISSIONER

It is the policy of the Company to manage the affairs of the Group in accordance with the appropriate standards for good corporate governance. Set out below is a statement on how the Company has applied the principles and complied with the best practices as set out in the Malaysia Code on Corporate Governance ("the Code").

A. DIRECTORS

(i) The Board

The Board has overall responsibility for the proper conduct of the Company's business. The Board meets on a quarterly basis and additionally as required. The Board has a formal schedule of matters specifically reserved for its decision, including overall strategic direction, annual operating plan, capital expenditure plan, acquisitions and disposals, major capital projects and the monitoring of the Group's operating and financial performance.

Formal Board Committees established by the Board in accordance with the Code namely, the Audit Committee, Nomination Committee and Remuneration Committee assist the Board in the discharge of its duties.

During the year under review, five meetings of the Board were held and all Directors have complied with the requirements in respect of board meeting attendance as provided in the Articles of Association.

The details of Directors' attendances are set out below:

Name of Directors	Number of Meetings Attended
Tan Sri Lim Kok Thay	4
Tun Mohammed Hanif bin Omar	5
Tan Sri Alwi Jantan	5
Mr Quah Chek Tin	5
Mr Justin Tan Wah Joo *(Resigned on 1 January 2006)*	3
Dato' Siew Nim Chee *(Retired on 28 June 2005)*	3
Tan Sri Wan Sidek bin Hj Wan Abdul Rahman	5
Tan Sri Dr. Lin See Yan	5
Tan Sri Clifford Francis Herbert	5
General (R) Tan Sri Mohd Zahidi bin Hj Zainuddin *(Appointed on 4 August 2005)*	2

(ii) Board Balance

During the financial year, the Board had nine members, four executive Directors and five non-executive Directors. Following the retirement of Dato' Siew Nim Chee on 28 June 2005, General (R) Tan Sri Mohd Zahidi bin Hj Zainuddin was appointed as a Director of the Company on 4 August 2005. Four of the five non-executive Directors are independent non-executive Directors. The Directors have wide ranging experience and all have occupied or currently occupy senior positions in the public and/ or private sectors. The independent non-executive Directors provide a strong independent element on the Board with Tan Sri Wan Sidek bin Hj Wan Abdul Rahman as the senior independent non-executive Director to whom concerns may be conveyed. The independent non-executive Directors also participate in the Audit, Remuneration and Nomination Committees as members of these Committees.

The Board is mindful of the dual roles of Chairman and Chief Executive held by Tan Sri Lim Kok Thay but is of the view that there are sufficient experienced and independent-minded Directors on the Board to provide the assurance that there is sufficient check and balance. Also, the dual roles has to a certain extent been balanced by the presence of Tun Mohammed Hanif bin Omar as Deputy Chairman.

A brief profile of each of the Directors is presented on pages 10 to 11 of this Annual Report.

(iii) Supply of Information

Notice of meetings, setting out the agenda and accompanied by the relevant Board papers are given to the Directors in sufficient time to enable the Directors to peruse, obtain additional information and/or seek further clarification on the matters to be deliberated.

As a Group practice, any Director who wishes to seek independent professional advice in the furtherance of his duties may do so at the Group's expense. Directors have access to all information and records of the Company and also the advice and services of the Group Company Secretary.

(iv) Appointments to the Board

The Nomination Committee comprising entirely of independent non-executive Directors is responsible for identifying and recommending to the Board suitable nominees for appointment to the Board and Board Committees.

The Nomination Committee met once during the financial year.

On appointment, Directors are provided with information about the Group and are encouraged to visit the sites of the Group's operating units and meet with key senior executives.

All the Directors have attended the Mandatory Accreditation Programme conducted by the then Research Institute of Investment Analysts Malaysia. Directors are also encouraged to attend courses whether in-house or external to help them in the discharge of their duties.

The following are courses and training programmes held in 2005 (not including those attended by Directors to fulfil the Continuing Education Programmes requirements):

- An Insight to Business Continuity and Crisis Management
- Fraud Risk Management
- Tax Seminar – The 2006 Budget
- Securing Electronic Payment via IT Governance
- Managerial Accountability, Corporate Governance and Media, Enhancing Shareholder Value, New FIC Guidelines and their Impact, Corporate Legal Update, Bursa Malaysia Listing Update, Updates on the Companies Act Securities Law and Recent Legislation on Securities Industry Act and Anti Money Laundering Act
- Making Corporate Boards More Effective
- Preparing for the Challenges Ahead: The Role of Nomination and Compensation Committees
- Are You Ready for Convergence?
- Finance for Non-Finance Company Directors and Senior Management
- Delivering Unique Customer Experience for Competitive Advantage

v) Re-election

The Articles of Association of the Company provide that at least one-third of the Directors are subject to retirement by rotation at each Annual General Meeting and that all Directors shall retire once in every three years. A retiring Director is eligible for re-election. The Articles of Association also provide that a Director who is appointed by the Board in the course of the year shall be subject to re-election at the next Annual General Meeting to be held following his appointment.

Directors over seventy years of age are required to submit themselves for re-appointment annually in accordance with Section 129(6) of the Companies Act, 1965.

B. DIRECTORS' REMUNERATION

The Remuneration Committee comprising three independent non-executive Directors and one executive Director is responsible for making recommendations to the Board on the remuneration packages of executive Directors and members of Board Committees. In making recommendations to the Board, information provided by independent consultants and appropriate survey data are taken into consideration. The Board as a whole determines the level of fees of non-executive Directors and executive Directors. Directors' fees are approved at the Annual General Meeting by the shareholders. Directors do not participate in decisions regarding their own remuneration packages.

The Remuneration Committee met twice during the financial year.

Details of the Directors' remuneration are set out in the Audited Financial Statements on pages 69 to 70 of this Annual Report. In the interest of security, additional information have not been provided other than the details stipulated in the Listing Requirements of Bursa Malaysia Securities Berhad.

C. SHAREHOLDERS

The Group acknowledges the importance of timely and equal dissemination of material information to the shareholders, investors and public at large. The Company's Annual General Meeting remains the principal forum for dialogue with shareholders. Shareholders are encouraged to participate in the proceedings and to ask questions about the resolutions being proposed and the operations of the Group.

The Group maintains a corporate website at **www.resortsworld.com** which provides information relating to annual reports, press releases, quarterly results, announcements and corporate developments.

The Group also participates in investor forums held locally and abroad and also organises briefings and meetings with analysts and fund managers to give them a better understanding of the businesses of the Group.

D. ACCOUNTABILITY AND AUDIT

(i) Financial Reporting

The Board aims to ensure that the quarterly reports, annual financial statements as well as the annual review of operations in the annual report are presented in a manner which provides a balanced and understandable assessment of the Company's performance and prospect.

The Directors are also required by the Companies Act, 1965 to prepare financial statements for each financial year which have been made out in accordance with the MASB approved accounting standards in Malaysia and which give a true and fair view of the state of affairs of the Group and of the Company at the end of the financial year and of the results and cash flows of the Group and of the Company for the financial year.

A statement by the Board of its responsibilities for preparing the financial statements is set out on page 92 of this Annual Report.

(ii) Internal Control

The Board is responsible for the Group's system of internal control and risk management and for reviewing its adequacy and integrity. While acknowledging their responsibility for the system of internal control, the Directors are aware that such a system is designed to manage rather than eliminate risks and therefore cannot provide an absolute assurance against material misstatement or loss.

To assist the Board in maintaining a sound system of internal control for the purposes of safeguarding shareholders' investment and the Group's assets, the Group has in place, an adequately resourced internal audit department. The activities of this department which reports regularly to the Audit Committee provides the Board with much of the assurance it requires regarding the adequacy and integrity of the system of internal control. As proper risk management is a significant component of a sound system of internal control, the Group has also put in place a risk management process to help the Board in identifying, evaluating and managing risks.

(iii) Relationship with Auditors

The Company through the Audit Committee, has an appropriate and transparent relationship with the external auditors. In the course of audit of the Group's financial statements, the external auditors have highlighted to the Audit Committee and the Board, matters that require the Board's attention. All Audit Committee meetings are attended by the external auditors for purposes of presenting their audit plan and report and for presenting their comments on the audited financial statements.

E. OTHER INFORMATION

Material Contracts

Material Contracts of the Company and its subsidiaries involving Directors and substantial shareholders either subsisting at the end of the financial year or entered into since the end of the previous financial year are disclosed in Note 36 to the financial statements under "Significant Related Party Disclosure" on pages 87 to 89 of this Annual Report.

AUDIT COMMITTEE

The Audit Committee ("Committee") was established on 26 July 1994 to serve as a Committee of the Board.

MEMBERSHIP

The present members of the Committee comprise:

Tan Sri Clifford Francis Herbert	Chairman/Independent Non-Executive Director
Tan Sri Wan Sidek bin Hj Wan Abdul Rahman	Member/Independent Non-Executive Director
Tan Sri Dr. Lin See Yan*	Member/Independent Non-Executive Director
Tan Sri Lim Kok Thay	Member/Executive Director
Mr Quah Chek Tin#	Member/Executive Director

* *Appointed on 1 July 2005*
\# *Appointed on 26 January 2006*

ATTENDANCE AT MEETINGS DURING THE FINANCIAL YEAR 2005

The Committee held a total of *seven (7) meetings. Details of attendance of the Committee members are as follows:

Name of Member	Number of Meetings Attended
Dato' Siew Nim Chee ^	*5
Tan Sri Clifford Francis Herbert	*7
Tan Sri Wan Sidek bin Hj Wan Abdul Rahman	*6
Tan Sri Dr. Lin See Yan ^^	2
Tan Sri Lim Kok Thay	3
Mr Justin Tan Wah Joo #	4

^ *Retired on 28 June 2005*
^^ *Appointed on 1 July 2005*
\# *Resigned on 1 January 2006*

* The total number of meetings is inclusive of the special meeting held between members of the Committee who are independent non-executive Directors of the Company and representatives of the external auditors, PricewaterhouseCoopers without the presence of any Executive Director.

SUMMARY OF ACTIVITIES DURING THE FINANCIAL YEAR 2005

The Committee carried out its duties in accordance with its Terms of Reference.

The main activities carried out by the Committee were as follows:

i) considered and approved the internal audit plan for the Company and the Group and authorised resources to address risk areas that have been identified;

ii) reviewed the internal audit reports for the Company and the Group;

iii) reviewed the external audit plan for the Company and the Group with the external auditors;

iv) reviewed the external audit reports for the Company and the Group with the external auditors;

v) reviewed the quarterly and annual reports of the Company and of the Group, focusing particularly on:
   (a) changes in or implementation of major accounting policy changes;
   (b) significant and unusual events; and
   (c) compliance with accounting standards and other legal requirements;

vi) reviewed related party transactions of the Company and of the Group;

vii) reviewed the proposed audit fees for the external auditors in respect of their audit of the Group and of the Company for the financial year ended 31 December 2005;

viii) considered the reappointment of the external auditors for recommendation to the shareholders for their approval;

ix) reviewed the Financial Statements of the Group and of the Company for the financial year ended 31 December 2004; and

x) reviewed the reports submitted by the Risk and Business Continuity Management Committee of the Company.

xi) reviewed allocations of options during the year under The Executive Share Option Scheme for Eligible Executives of Resorts World Bhd and its subsidiaries ("Scheme") to ensure that they were in compliance with the allocation criteria determined by the Remuneration, Compensation and Benefits Committee and in accordance with the By-Laws of the Scheme.

INTERNAL AUDIT FUNCTION AND RISK MANAGEMENT PROCESS

The Group has an adequately resourced internal audit department to assist the Board in maintaining a sound system of internal control. The internal audit department reports to the Committee and is independent of the activities they audit. The primary role of the department is to undertake regular and systematic review of the systems of internal control so as to provide sufficient assurance that the Group has sound systems of internal control and that established policies and procedures are adhered to and continue to be effective and satisfactory.

As proper risk management is a significant component of a sound system of internal control, the Group has also put in place a risk management process to help the Board in identifying, evaluating and managing risks.

TERMS OF REFERENCE

The Committee is governed by the following terms of reference:

1. Composition

(i) The Committee shall be appointed by the Board from amongst the Directors excluding Alternate Directors; shall consist of not less than three members, a majority of whom are independent non-executive Directors; and at least one member of the audit committee:

(a) must be a member of the Malaysian Institute of Accountants; or

(b) if he is not a member of the Malaysian Institute of Accountants, he must have at least 3 years' working experience and:

(aa) he must have passed the examinations specified in Part I of the 1st Schedule of the Accountants Act 1967; or

(bb) he must be a member of one of the associations of accountants specified in Part II of the 1st Schedule of the Accountants Act 1967; or

(c) fulfils such other requirements as prescribed by Bursa Malaysia Securities Berhad ("Bursa Malaysia")

The Chairman shall be an independent non-executive Director elected by the members of the Committee.

(ii) In the event of any vacancy in the Committee resulting in the non-compliance of paragraph (i) above, the Board must fill the vacancy within 3 months.

(iii) The term of office and performance of the Committee and each of its members shall be reviewed by the Board at least once every 3 years to determine whether the Committee and its members have carried out their duties in accordance with their terms of reference.

2. Authority

The Committee is granted the authority to investigate any activity of the Company and its subsidiaries within its terms of reference, and all employees are directed to co-operate as requested by members of the Committee. The Committee is empowered to obtain independent professional or other advice and retain persons having special competence as necessary to assist the Committee in fulfilling its responsibility.

3. Responsibility

The Committee is to serve as a focal point for communication between non-Committee Directors, the external auditors, internal auditors and the Management on matters in connection with financial accounting, reporting and controls. The Committee is to assist the Board in fulfilling its fiduciary responsibilities as to accounting policies and reporting practices of the Company and all subsidiaries and the sufficiency of auditing relative thereto. It is to be the Board's principal agent in assuring the independence of the Company's external auditors, the integrity of the management and the adequacy of disclosures to shareholders.

If the Committee is of the view that a matter reported to the Board has not been satisfactorily resolved resulting in a breach of the Bursa Malaysia Listing Requirements, the Committee shall promptly report such matter to Bursa Malaysia.

4. Functions

The functions of the Committee are as follows:

i) review with the external auditors, their audit plan;

ii) review with the external auditors, their evaluation of the system of internal accounting controls;

iii) review with the external auditors, their audit report;

iv) review the assistance given by the Company's officers to the external auditors;

v) review the adequacy of the scope, functions and resources of the internal audit functions and that it has the necessary authority to carry out its work;

vi) review the internal audit programme, processes, the results of the internal audit programme, processes or investigation undertaken and whether or not appropriate action is taken on the recommendations of the internal audit function;

vii) review the quarterly results and year end financial statements, prior to the approval by the Board, focusing particularly on:

(a) changes in or implementation of major accounting policy changes;
(b) significant and unusual events; and
(c) compliance with accounting standards and other legal requirements;

viii) review any related party transaction and conflict of interest situation that may arise within the Company or Group including any transaction, procedure or course of conduct that raises questions of management integrity; and

ix) consider the nomination, appointment and re-appointment of external auditors; their audit fees; and any questions on resignation and dismissal.

5. Meetings

i) The Committee is to meet at least four times a year and as many times as the Committee deems necessary.

ii) In order to form a quorum for any meeting of the Committee, the majority of members present must be independent.

iii) The meetings and proceedings of the Committee are governed by the provisions of the Articles of Association of the Company regulating the meetings and proceedings of the Board so far as the same are applicable.

iv) The head of finance and the head of internal audit shall normally attend meetings of the Committee. The presence of a representative of the external auditors will be requested, if required.

v) Upon request by the external auditors, the Chairman of the Committee shall convene a meeting of the Committee to consider any matters the external auditors believe should be brought to the attention of the Directors or Shareholders of the Company.

vi) At least once a year, the Committee shall meet with the external auditors without the presence of any executive Director.

6. Secretary and Minutes

The Secretary of the Committee shall be the Company Secretary. Minutes of each meeting are to be prepared and sent to the Committee members, and the Company's Directors who are not members of the Committee.

The Board's Responsibilities

In relation to internal control, pursuant to the requirements under the Malaysian Code on Corporate Governance for companies listed on Bursa Malaysia Securities Berhad ("Bursa Malaysia"), the Board of Directors ("the Board") acknowledges their responsibilities under the Bursa Malaysia Listing Requirements to: -

- Identify principal risks and ensure implementation of appropriate control measures to manage the risks.
- Review the adequacy and integrity of the internal control system and management information systems and systems for compliance with applicable laws, regulations, rules, directives and guidelines.

It should be noted that an internal control system is designed to manage risks rather than eliminate them and can provide only reasonable but not absolute assurance against any material misstatement or loss.

The Board confirms that there is an ongoing risk management process established to identify, evaluate, and manage significant risks to effectively mitigate the risks that may impede the achievement of the RWB Group of companies' ("the RWB Group") business and corporate objectives. The Board reviews the process on a regular basis to ensure proper management of risks and measures are taken to mitigate any weaknesses in the control environment.

The Risk Management Process

The RWB Group has implemented the Control Self-Assessment ("CSA") to formalise the risk management process. With the CSA, departments/business areas of the RWB Group are required to identify and evaluate controls within key functions/ activities of their business processes.

The implementation of the risk management process for the RWB Group is the responsibility of the Executive Committee comprising the Executive Directors, the Business/Operations Heads of RWB Group's operating units with oversight and assistance provided by relevant senior management staff of the holding company, Genting Berhad. The Risk and Business Continuity Management Committee ("RBCMC"), chaired by the head of finance ("SVP Finance"), further oversees the effectiveness of the risk management program.

The key aspects of the risk management process are:-

- Business/Operations Heads are required to update their risk profiles on a half-yearly basis and in this regard issue a Letter of Assurance at the end of each second half-yearly review to confirm that they have reviewed the risk profiles, risk reports and related business processes and are also monitoring the implementation of action plans.
- Reviews of the risk profiles, the control procedures and status of the action plans are carried out on a regular basis by the Group Risk Manager of the holding company and the Business/ Operations Heads.
- Management of the respective companies is provided with reports to enable them to review, discuss and monitor the risk profiles and implementation of action plans.
- On a quarterly basis, a risk report detailing significant risk issues and control measures implemented or to be implemented to deal with the risks will be reviewed by the RBCMC prior to being tabled to the RWB Group Executive Committee.
- On a quarterly basis, a risk management report summarising the significant risks and/or the status of action plans are presented to the Audit Committee for review, deliberation and recommendation for endorsement/approval by the Board.

The Internal Control Processes

The other key aspects of the internal control process are:-

- The Board and the Audit Committee meet every quarter to discuss on business and operational matters raised by Management, including potential risks and control issues.
- The Board has delegated their responsibilities to various committees established by the Board and management of the RWB Group ("Management") to implement and monitor the Board's policies on controls.
- Delegation of authority including authorisation limits at various levels of Management and those requiring the Board's approval are documented and designed to ensure accountability and responsibility.
- Internal procedures and policies are clearly documented in manuals and reviewed and revised periodically to meet changing business, operational and statutory reporting needs.
- Performance and cash flow reports are provided to Management and the Group Executive Committee to review and monitor the financial performance and cash flow position.
- Business/operating units present their annual budget which includes the financial and operating targets, capital expenditure proposals and performance indicators for approval by Group Executive Committee and the Board.
- A half yearly review of the annual budget is undertaken by Management to identify and where appropriate, to address significant variances from the budget.

Some weaknesses in internal control were identified for the year under review but these are not deemed significant and hence have not been included in this statement, as these weaknesses have not materially impacted the business or operations of the RWB Group.

Business continuity management is regarded to be an integral part of RWB Group's risk management process. In this regard, the RWB Group has commenced implementation of business continuity plans to minimise business disruptions in the event of potential failure in critical IT systems and operational processes. The documentation of the business continuity plan for RWB Group's core business operations has been completed.

The Board in issuing this statement has taken into consideration the representation made by its associated company, Star Cruises Limited in respect of its state of internal control.

The Internal Audit Function

The Group Internal Audit Division ("Group Internal Audit") of the holding company is responsible for undertaking regular and systematic review of the internal controls to provide the RWB Audit Committee and the Board with sufficient assurance that the systems of internal controls are effective in addressing the risks identified.

On a quarterly basis, Group Internal Audit submits internal audit reports and plan status for review and approval by the RWB Audit Committee. Included in the reports are recommended corrective measures on risks identified, if any, for implementation by Management.

Directors' Report and Statement pursuant to Section 169(15) of the Companies Act, 1965

The Directors of **RESORTS WORLD BHD** have pleasure in submitting their report together with their statement pursuant to Section 169(15) of the Companies Act, 1965 therein and the audited financial statements of the Group and of the Company for the financial year ended 31 December 2005.

PRINCIPAL ACTIVITIES

The Company is involved in a tourist resort business at Genting Highlands and its activities cover leisure and hospitality services, which comprise amusement, gaming, hotel and entertainment.

The principal activities of the subsidiaries include property development and management, leisure and hospitality services, investments, time share ownership scheme, tours and travel related services.

The principal activities of the associate include cruise and cruise related operations.

Details of the principal activities of the subsidiaries and associate are set out in Notes 37 and 18 to the financial statements respectively.

There have been no significant changes in the nature of the activities of the Group and of the Company during the financial year.

FINANCIAL RESULTS

	Group RM Million	Company RM Million
Profit from ordinary activities before taxation	1,305.8	1,097.2
Taxation	(337.6)	(326.1)
Profit from ordinary activities after taxation	968.2	771.1
Minority shareholders' interests	0.4	-
Net profit for the financial year	968.6	771.1

DIVIDENDS

Dividends paid by the Company since the end of the previous financial year were:

(i) a final dividend of 11.0 sen less 28% tax per ordinary share of 50 sen each amounting to RM86,474,150 in respect of the financial year ended 31 December 2004 was paid on 25 July 2005; and

(ii) an interim dividend of 10.0 sen less 28% tax per ordinary share of 50 sen each amounting to RM78,612,930 in respect of the financial year ended 31 December 2005 was paid on 25 October 2005.

The Directors recommend payment of a final dividend of 14.0 sen less 28% tax per ordinary share of 50 sen each in respect of the current financial year to be paid to shareholders registered in the Register of Members on a date to be determined later by the Directors. Based on the issued and paid-up capital of the Company as at the date of this report, the final dividend would amount to RM110,097,120.

RESERVES AND PROVISIONS

There were no other material transfers to or from reserves or provisions during the financial year other than as disclosed in the financial statements.

ISSUE OF SHARES, DEBENTURES AND SHARE OPTIONS

During the financial year, 26,000 ordinary shares of 50 sen each fully-paid at the subscription price of RM10.32 per share and 10,000 ordinary shares of 50 sen each fully-paid at the subscription price of RM8.50 were issued by virtue of the exercise of options to take up unissued ordinary shares of the Company by executive employees pursuant to The Executive Share Option Scheme for Eligible Executives of Resorts World Bhd and its subsidiaries ("Scheme"), all of which ordinary shares rank pari passu with the then existing shares of the Company. These options were granted prior to the current financial year.

There were no issue of debentures during the financial year.

During the financial year, Options were granted on 19 July 2005 and 14 December 2005 pursuant to the Scheme in respect of 50,000 unissued ordinary shares of 50 sen each and 132,000 unissued ordinary shares of 50 sen each in the Company at an offer price of RM9.92 per share and RM10.67 per share respectively to a total of 25 executive employees including the following Management Employee of the Group who was granted option to subscribe for 50,000 ordinary shares as specified in the Scheme:

	Option Expiry Date 11 August 2012 No. of Unissued Shares
Management Employee of the Group	
Mr Teoh Kak Siew	50,000

Under the Scheme, the following Options to take up unissued ordinary shares in the Company, which have been granted to executive employees of the Group as specified in the Scheme, were outstanding as at 31 December 2005:

Option Number	Option Expiry Date	Subscription Price Per Share RM	No. of Unissued Shares
1/2002	11 August 2012	10.32	13,246,000
2/2002	11 August 2012	8.50	206,000
3/2004	11 August 2012	9.49	1,494,000
4/2005	11 August 2012	9.92	50,000
			14,996,000

Option granted on 14 December 2005 pursuant to the Scheme in respect of 132,000 unissued ordinary shares of 50 sen each in the Company at an offer price of RM10.67 per share was still pending acceptance from the respective Executive Employees of the Company as at 31 December 2005. As at the date of this report, option in respect of 123,000 unissued ordinary shares of 50 sen each in the Company at an offer price of RM10.67 per share have been accepted.

The Scheme became effective on 12 August 2002 for a duration of 10 years terminating on 11 August 2012.

(a) The expiry date of the Options on 11 August 2012 shall apply unless the Options have ceased by reason of non compliance by the grantee with the terms and conditions under which the Options were granted pursuant to the Scheme.

(b) (i) The Options granted can only be exercised by the Grantee in the third year from the Date of Offer and the number of new Shares comprised in the Options which a Grantee can subscribe for from the third year onwards shall at all times be subject to the following maximum:

Percentage of new Shares comprised in the Options exercisable each year from the Date of Offer

Year 1	Year 2	Year 3	Year 4	Year 5
-	-	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares

Year 6	Year 7	Year 8	Year 9	Year 10
12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% or balance of all options allotted

(ii) Any new Shares comprised in an Option which is exercisable in a particular year but has not been exercised in that year, can be exercised in subsequent years within the Option Period, subject to the Scheme remaining in force.

(iii) In the event that an Eligible Executive becomes a Grantee after the first year of the Scheme, the Grantee shall always observe the two-year incubation period and the Options granted can only be exercised in the third year from the Date of Offer subject to the maximum percentage of new Shares comprised in the Options exercisable as stipulated above.

(c) The persons to whom the Options have been issued have no right to participate by virtue of the Options in any share issue of any other company.

DIRECTORATE

The Directors who served since the date of the last report are:

Tan Sri Lim Kok Thay*
Tun Mohammed Hanif bin Omar
Tan Sri Alwi Jantan
Mr Quah Chek Tin
Tan Sri Wan Sidek bin Hj Wan Abdul Rahman*
Tan Sri Dr. Lin See Yan*
Tan Sri Clifford Francis Herbert*
General (R) Tan Sri Mohd Zahidi bin Hj Zainuddin (appointed on 4 August 2005)
Dato' Siew Nim Chee (retired on 28 June 2005)
Mr Justin Tan Wah Joo (resigned on 1 January 2006)

** Also members of the Remuneration Committee*

According to the Register of Directors' Shareholdings, the following persons who were Directors of the Company at the end of the financial year have interests in shares of the Company; Genting Berhad, the holding company; Asiatic Development Berhad, a related company; Genting Centre of Excellence Sdn Bhd, a wholly-owned subsidiary of the Company; and Genting International P.L.C., a related corporation as set out below:

INTEREST IN THE COMPANY

Shareholdings in the names of Directors	1.1.2005	Acquired/(Disposed)	31.12.2005
	(Number of ordinary shares of 50 sen each)		
Tan Sri Lim Kok Thay	50,000	-	50,000
Tun Mohammed Hanif bin Omar	1,000	-	1,000
Tan Sri Alwi Jantan	5,000	(5,000)	-
Mr Quah Chek Tin	1,000	-	1,000

Share Option in the names of Directors	1.1.2005	Offered/(Exercised)	31.12.2005
	(Number of unissued ordinary shares of 50 sen each)		
Tan Sri Lim Kok Thay	750,000	-	750,000
Tun Mohammed Hanif bin Omar	500,000	-	500,000
Tan Sri Alwi Jantan	500,000	-	500,000
Mr Justin Tan Wah Joo	500,000	-	500,000

INTEREST IN GENTING BERHAD

Shareholdings in the names of Directors	1.1.2005	Acquired/(Disposed)	31.12.2005
	(Number of ordinary shares of 50 sen each)		
Tan Sri Lim Kok Thay	3,433,800	-	3,433,800
Tun Mohammed Hanif bin Omar	200	-	200
Mr Quah Chek Tin	1,000	126,000/(126,000)	1,000
Mr Justin Tan Wah Joo	-	26,000/(13,000)	13,000

Share Option in the names of Directors	1.1.2005	Offered/(Exercised)	31.12.2005
	(Number of unissued ordinary shares of 50 sen each)		
Tan Sri Lim Kok Thay	1,000,000	-	1,000,000
Tun Mohammed Hanif bin Omar	500,000	-	500,000
Mr Quah Chek Tin	500,000	(126,000)	374,000
Mr Justin Tan Wah Joo	100,000	(26,000)	74,000

INTEREST IN ASIATIC DEVELOPMENT BERHAD

Shareholdings in the name of Director	1.1.2005	Acquired/(Disposed)	31.12.2005
	(Number of ordinary shares of 50 sen each)		
Tan Sri Lim Kok Thay	144,000	-	144,000

Share Options in the name of Director	1.1.2005	Offered/(Exercised)	31.12.2005
	(Number of unissued ordinary shares of 50 sen each)		
Tan Sri Lim Kok Thay	825,000	-	825,000

INTEREST IN GENTING CENTRE OF EXCELLENCE SDN BHD

Shareholdings in the name of Director	1.1.2005	Acquired/(Disposed)	31.12.2005
	(Number of ordinary shares of RM1.00 each)		
Tan Sri Alwi Jantan	60,000	(60,000)	-

INTEREST IN GENTING INTERNATIONAL P.L.C.

Shareholdings in the names of Directors	1.1.2005	Acquired/(Disposed)	31.12.2005
	(Number of ordinary shares of US$0.10 each)		
Tan Sri Lim Kok Thay	-	20,000	20,000
Mr Justin Tan Wah Joo	170,000	284,000	454,000

Share Option in the names of Directors	1.1.2005	Offered/(Exercised)	31.12.2005
	(Number of unissued ordinary shares of US$0.10 each)		
Tan Sri Lim Kok Thay	-	5,000,000	5,000,000
Tun Mohammed Hanif bin Omar	-	1,000,000	1,000,000
Mr Quah Chek Tin	-	1,500,000	1,500,000
Tan Sri Alwi Jantan	-	1,000,000	1,000,000
Mr Justin Tan Wah Joo	-	4,000,000	4,000,000
Tan Sri Wan Sidek bin Hj Wan Abdul Rahman	-	1,000,000	1,000,000
Tan Sri Dr. Lin See Yan	-	1,000,000	1,000,000
Tan Sri Clifford Francis Herbert	-	1,000,000	1,000,000
General (R) Tan Sri Mohd Zahidi bin Hj Zainuddin	-	1,000,000	1,000,000

Apart from the above disclosures:

(a) the Directors of the Company do not have any other interests in shares in the Company and in shares in other related corporations of the Company either at the beginning or end of the financial year; and

(b) neither during nor at the end of the financial year, was the Company a party to any arrangement whose object is to enable the Directors to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Since the end of the previous financial year, no Director of the Company has received or become entitled to receive a benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by the Directors and the provision for Directors' retirement gratuities shown in the financial statements or the fixed salary of a full time employee of the Company and/or related corporations) by reason of a contract made by the Company or a related corporation with the Director or with a firm of which he is a member or with a company in which he has a substantial financial interest except for any benefit which may be deemed to have arisen by virtue of the following transactions:

(i) A company in which Tan Sri Lim Kok Thay is a director and a substantial shareholder has appointed Asiatic Plantations (WM) Sdn Bhd, a related company to provide plantation advisory services.

(ii) A corporation in which Tan Sri Lim Kok Thay and his spouse are directors and which is wholly-owned indirectly by them has rented its property to Genting International P.L.C., a related corporation.

(iii) Gentinggi Sdn Bhd, a wholly-owned subsidiary of the Company has extended an interest-free housing loan to Mr Justin Tan Wah Joo to enable him to acquire a home. Mr Justin Tan Wah Joo resigned as a Director of the Company on 1 January 2006.

(iv) Palomino Limited, a related corporation has extended an interest-free loan to Mr Justin Tan Wah Joo. The loan was settled on 21 September 2005. Mr Justin Tan Wah Joo resigned as a Director of the Company on 1 January 2006.

(v) Resorts World Limited, an indirect wholly-owned subsidiary of the Company, has extended an interest free loan to Tan Sri Alwi Jantan. This loan was repaid on 28 December 2005.

Tun Mohammed Hanif bin Omar and Mr Quah Chek Tin are due to retire by rotation at the forthcoming Annual General Meeting ("AGM") in accordance with Article 99 of the Articles of Association of the Company and they, being eligible, have offered themselves for re-election.

General (R) Tan Sri Mohd Zahidi bin Hj Zainuddin is due to retire at the forthcoming Annual General Meeting ("AGM") in accordance with Article 104 of the Articles of Association of the Company and he, being eligible, has offered himself for re-election.

Tan Sri Alwi Jantan and Tan Sri Wan Sidek bin Hj Wan Abdul Rahman will retire pursuant to Section 129 of the Companies Act, 1965 at the forthcoming AGM and that separate resolutions will be proposed for their re-appointment as Directors at the AGM under the provision of Section 129(6) of the said Act to hold office until the next AGM of the Company.

OTHER STATUTORY INFORMATION

Before the income statements and balance sheets of the Group and of the Company were made out, the Directors took reasonable steps:

(i) to ascertain that proper action had been taken in relation to the writing off of bad debts and the making of allowance for doubtful debts, and satisfied themselves that all known bad debts had been written off and adequate allowance had been made for doubtful debts; and

(ii) to ensure that any current assets, other than debts, which were unlikely to realise in the ordinary course of business their values as shown in the accounting records, were written down to an amount which they might be expected so to realise.

At the date of this report, the Directors are not aware of any circumstances:

(i) which would render the amount written off for bad debts or the amount of the allowance for doubtful debts in the financial statements of the Group and of the Company inadequate to any substantial extent;

(ii) which would render the values attributed to the current assets in the financial statements of the Group and of the Company misleading;

(iii) which have arisen which render adherence to the existing methods of valuation of assets or liabilities in the financial statements of the Group and of the Company misleading or inappropriate; and

(iv) not otherwise dealt with in this report or in the financial statements of the Group and of the Company, that would render any amount stated in the respective financial statements misleading.

At the date of this report, there does not exist:

(i) any charge on the assets of the Group or of the Company that has arisen since the end of the financial year which secures the liabilities of any other person; or

(ii) any contingent liability in respect of the Group or of the Company that has arisen since the end of the financial year.

No contingent or other liability of the Group or of the Company has become enforceable, or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the Directors, will or may substantially affect the ability of the Group or of the Company to meet their obligations as and when they fall due, except as disclosed in Note 34 to the financial statements.

In the opinion of the Directors:

(i) the results of the operations of the Group and of the Company for the financial year have not been substantially affected by any item, transaction or event of a material and unusual nature except for those disclosed in the financial statements; and

(ii) no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which is likely to affect substantially the results of the operations of the Group and of the Company for the financial year in which this report is made.

STATEMENT BY DIRECTORS PURSUANT TO SECTION 169(15) OF THE COMPANIES ACT, 1965

In the opinion of the Directors, the financial statements set out on pages 50 to 91 are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 December 2005 and of the results and the cash flows of the Group and of the Company for the financial year ended on that date in accordance with the Malaysian Accounting Standards Board ("MASB") approved accounting standards in Malaysia and comply with the provisions of the Companies Act, 1965.

HOLDING COMPANY

The Company's immediate and ultimate holding company is Genting Berhad, a company incorporated in Malaysia.

AUDITORS

The auditors, PricewaterhouseCoopers, have expressed their willingness to continue in office.

On behalf of the Board,

TAN SRI LIM KOK THAY
Chairman, President & Chief Executive

TAN SRI ALWI JANTAN
Executive Director

Kuala Lumpur
22 February 2006

FINANCIAL STATEMENTS

for the financial year ended 31 December 2005

Amounts in RM million unless otherwise stated

		Group		Company	
	Note(s)	**2005**	2004	**2005**	2004
Revenue	5 & 6	**3,614.0**	2,838.9	**3,199.0**	2,580.6
Cost of sales	7	**(2,129.3)**	(1,759.5)	**(1,895.6)**	(1,542.9)
Gross profit		**1,484.7**	1,079.4	**1,303.4**	1,037.7
Other income		**45.4**	31.7	**58.4**	54.1
Selling and distribution costs		**(67.7)**	(57.9)	**(44.1)**	(36.8)
Administration expenses		**(102.3)**	(89.4)	**(87.2)**	(68.9)
Other expenses		**(34.6)**	(74.3)	**(99.0)**	(35.7)
Profit from operations		**1,325.5**	889.5	**1,131.5**	950.4
Finance cost		**(36.1)**	(68.5)	**(34.3)**	(67.7)
Share of results in jointly controlled entity		**0.0**	-	**-**	-
Share of results in associates		**16.4**	12.9	**-**	-
Profit from ordinary activities before taxation	5, 8, 9 & 10	**1,305.8**	833.9	**1,097.2**	882.7
Taxation:					
- Company and subsidiaries		**(333.8)**	(79.6)	**(326.1)**	(75.9)
- Share of tax in associates		**(3.8)**	(1.3)	**-**	-
	11	**(337.6)**	(80.9)	**(326.1)**	(75.9)
Profit from ordinary activities after taxation		**968.2**	753.0	**771.1**	806.8
Minority shareholders' interests		**0.4**	0.4	**-**	-
Net profit for the financial year		**968.6**	753.4	**771.1**	806.8
Basic earnings per share (sen)	12	**88.7**	69.0		
Diluted earnings per share (sen)	12	**88.7**	69.0		
Gross dividends per share (sen)	13	**24.0**	20.0		

The notes set out on pages 56 to 91 form part of these financial statements.

Balance Sheets
as at 31 December 2005

Amounts in RM million unless otherwise stated

	Note	Group 2005	Group 2004	Company 2005	Company 2004
NON-CURRENT ASSETS					
Property, plant and equipment	14	**3,542.2**	3,383.9	**1,843.2**	1,741.5
Land held for property development	15	**186.1**	186.1	**-**	-
Subsidiaries	16	**-**	-	**4,601.0**	4,379.7
Jointly controlled entity	17	**1.1**	-	**-**	-
Associates	18	**2,093.2**	2,070.3	**-**	7.5
Other long term investments	19	**249.5**	3.3	**3.1**	3.1
Trade and other receivables	20	**13.5**	17.3	**-**	-
		6,085.6	5,660.9	**6,447.3**	6,131.8
CURRENT ASSETS					
Inventories	21	**53.5**	47.4	**25.9**	20.6
Trade and other receivables	20	**126.7**	112.5	**87.9**	70.5
Amount due from subsidiaries	16	**-**	-	**985.0**	1,116.0
Amount due from other related companies	22	**7.4**	3.8	**3.1**	1.6
Amount due from associates	18	**0.8**	3.5	**0.3**	1.4
Short term investments	23	**276.0**	374.0	**275.9**	258.4
Bank balances and deposits	24	**438.9**	371.9	**420.7**	354.2
		903.3	913.1	**1,798.8**	1,822.7
LESS : CURRENT LIABILITIES					
Trade and other payables	25	**475.5**	507.5	**388.1**	401.9
Amount due to holding company	22	**10.4**	12.9	**10.2**	12.7
Amount due to subsidiaries	16	**-**	-	**606.3**	992.0
Amount due to other related companies	22	**41.6**	21.5	**37.5**	19.7
Amount due to associates	18	**-**	14.4	**-**	11.7
Short term borrowings	26	**396.1**	414.3	**-**	-
Taxation		**99.3**	38.5	**99.1**	38.2
		1,022.9	1,009.1	**1,141.2**	1,476.2
NET CURRENT (LIABILITIES)/ASSETS		**(119.6)**	(96.0)	**657.6**	346.5
		5,966.0	5,564.9	**7,104.9**	6,478.3
FINANCED BY					
SHARE CAPITAL	27	**545.9**	545.9	**545.9**	545.9
RESERVES	28	**5,029.5**	4,207.1	**6,399.9**	5,793.5
SHAREHOLDERS' EQUITY		**5,575.4**	4,753.0	**6,945.8**	6,339.4
MINORITY INTERESTS		**8.5**	8.9	**-**	-
NON-CURRENT LIABILITIES					
Long term borrowings	26	**137.6**	580.7	**-**	-
Other long term liability	29	**32.0**	33.8	**-**	-
Deferred taxation	30	**173.1**	157.2	**121.7**	109.0
Provision for retirement gratuities	31	**39.4**	31.3	**37.4**	29.9
		382.1	803.0	**159.1**	138.9
		5,966.0	5,564.9	**7,104.9**	6,478.3
NET ASSETS PER SHARE		**RM5.11**	RM4.35		
NET TANGIBLE ASSETS PER SHARE		**RM5.11**	RM4.35		

The notes set out on pages 56 to 91 form part of these financial statements.

for the financial year ended 31 December 2005

Amounts in RM million unless otherwise stated

Group	Note	Share Capital	Share Premium	Other Reserves	Unappropriated Profit	Total
Balance at 1 January 2004		545.9	33.3	6.8	3,559.4	4,145.4
Net profit for the financial year		-	-	-	753.4	753.4
Appropriation:						
Final dividend paid for the financial year ended 31 December 2003 (9.5 sen less 28% income tax)	13	-	-	-	(74.7)	(74.7)
Interim dividend paid for the financial year ended 31 December 2004 (9.0 sen less 28% income tax)	13	-	-	-	(70.8)	(70.8)
Other movements		-	-	(0.3)	-	(0.3)
Balance at 31 December 2004		545.9	33.3	6.5	4,167.3	4,753.0
Balance at 1 January 2005		**545.9**	**33.3**	**6.5**	**4,167.3**	**4,753.0**
Issue of shares (see Note 27)		**0.0**	**0.4**	**-**	**-**	**0.4**
Net profit for the financial year		**-**	**-**	**-**	**968.6**	**968.6**
Appropriation:						
Final dividend paid for the financial year ended 31 December 2004 (11.0 sen less 28% income tax)	13	**-**	**-**	**-**	**(86.5)**	**(86.5)**
Interim dividend paid for the financial year ended 31 December 2005 (10.0 sen less 28% income tax)	13	**-**	**-**	**-**	**(78.6)**	**(78.6)**
Other movements		**-**	**-**	**18.5**	**-**	**18.5**
Balance at 31 December 2005		**545.9**	**33.7**	**25.0**	**4,970.8**	**5,575.4**

The notes set out on pages 56 to 91 form part of these financial statements.

Statements Of Changes In Equity

for the financial year ended 31 December 2005 (cont'd)

Amounts in RM million unless otherwise stated

			Non-Distributable	Distributable	
Company	**Note**	**Share Capital**	**Share Premium**	**Unappropriated Profit**	**Total**
Balance at 1 January 2004		545.9	33.3	5,098.9	5,678.1
Net profit for the financial year		-	-	806.8	806.8
Appropriation:					
Final dividend paid for the financial year ended 31 December 2003 (9.5 sen less 28% income tax)	13	-	-	(74.7)	(74.7)
Interim dividend paid for the financial year ended 31 December 2004 (9.0 sen less 28% income tax)	13	-	-	(70.8)	(70.8)
Balance at 31 December 2004		545.9	33.3	5,760.2	6,339.4
Balance at 1 January 2005		**545.9**	**33.3**	**5,760.2**	**6,339.4**
Issue of shares (see Note 27)		**0.0**	**0.4**	**-**	**0.4**
Net profit for the financial year		**-**	**-**	**771.1**	**771.1**
Appropriation:					
Final dividend paid for the financial year ended 31 December 2004 (11.0 sen less 28% income tax)	13	**-**	**-**	**(86.5)**	**(86.5)**
Interim dividend paid for the financial year ended 31 December 2005 (10.0 sen less 28% income tax)	13	**-**	**-**	**(78.6)**	**(78.6)**
Balance at 31 December 2005		**545.9**	**33.7**	**6,366.2**	**6,945.8**

The notes set out on pages 56 to 91 form part of these financial statements.

Amounts in RM million unless otherwise stated

	Group		Company	
	2005	2004	**2005**	2004
CASH FLOWS FROM OPERATING ACTIVITIES				
Profit from ordinary activities before taxation	**1,305.8**	833.9	**1,097.2**	882.7
Adjustments for:				
Depreciation of property, plant and equipment	**232.7**	210.9	**144.4**	114.0
Property, plant and equipment written off	**0.2**	19.5	**0.1**	15.5
Gain on disposal of property, plant and equipment	**(0.3)**	(0.6)	**(0.1)**	(0.4)
Development expenditure written off	**-**	15.1	**-**	-
Impairment loss on property, plant and equipment	**-**	13.9	**-**	0.1
Impairment loss on investment in subsidiary	**-**	-	**75.4**	-
Additional gain from disposal of related corporation	**(9.0)**	-	**-**	-
Gain on disposal of associate	**-**	-	**(10.0)**	-
Gain on disposal of short term investments	**(113.3)**	(0.6)	**-**	-
Gain on disposal of investment in a subsidiary	**(9.2)**	-	**-**	-
Investment income	**(0.0)**	(0.0)	**-**	-
Interest income	**(12.0)**	(18.7)	**(11.3)**	(18.5)
Interest income from a subsidiary	**-**	-	**(30.6)**	(27.0)
Interest expense	**36.0**	42.4	**-**	-
Interest expense to subsidiaries	**-**	-	**34.2**	41.5
Interest expense to holding company	**-**	26.0	**-**	26.0
Share of results in jointly controlled entity	**(0.0)**	-	**-**	-
Share of results in associates	**(16.4)**	(12.9)	**-**	-
Allowance for doubtful debts	**4.1**	0.2	**0.1**	0.1
Net provision for / (write-back of) retirement gratuities	**9.5**	7.1	**8.9**	6.8
Unrealised (gain)/loss on foreign exchange	**(2.2)**	(0.2)	**1.7**	0.0
	120.1	302.1	**212.8**	158.1
Operating profit before working capital changes	**1,425.9**	1,136.0	**1,310.0**	1,040.8
Related companies	**4.2**	(10.3)	**4.8**	(9.9)
Increase in inventories	**(5.8)**	(5.5)	**(5.3)**	(5.1)
Increase in trade and other receivables	**(15.9)**	(17.0)	**(17.8)**	(11.2)
(Decrease)/increase in trade and other payables	**(8.6)**	128.6	**(5.8)**	117.9
(Decrease)/increase in amount due to holding company	**(2.5)**	0.7	**(2.5)**	0.9
Jointly controlled entity	**(0.0)**	-	**-**	-
Associates	**(0.1)**	11.6	**0.2**	10.7
Subsidiaries	**-**	-	**(48.0)**	(24.2)
	(28.7)	108.1	**(74.4)**	79.1
Cash generated from operations	**1,397.2**	1,244.1	**1,235.6**	1,119.9
Retirement gratuities paid	**(1.4)**	(70.7)	**(1.4)**	(70.5)
Taxation paid	**(257.5)**	(245.1)	**(252.5)**	(240.6)
Advanced membership fees	**(1.8)**	4.3	**-**	-
	(260.7)	(311.5)	**(253.9)**	(311.1)
Net Cash From Operating Activities	**1,136.5**	932.6	**981.7**	808.8

The notes set out on pages 56 to 91 form part of these financial statements.

Amounts in RM million unless otherwise stated

	Group		Company	
	2005	2004	**2005**	2004
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of property, plant and equipment	**(411.4)**	(341.6)	**(254.6)**	(184.5)
Proceeds from disposal of property, plant and equipment	**1.7**	2.2	**0.5**	31.1
Purchase of investments	**(1.0)**	(87.9)	**-**	(7.5)
Subscription of shares issued by existing subsidiaries	**-**	-	**(55.1)**	(66.0)
Subscription of shares in a newly incorporated company	**-**	-	**0.0**	0.0
Additional proceeds received from disposal of related corporation	**9.0**	-	**-**	-
Proceeds from disposal of investments	**-**	0.9	**-**	-
Dividends received	**0.0**	0.0	**-**	-
Interest received	**12.0**	18.9	**11.5**	18.6
Net Cash Used In Investing Activities	**(389.7)**	(407.5)	**(297.7)**	(208.3)
CASH FLOWS FROM FINANCING ACTIVITIES				
Dividends paid	**(165.1)**	(145.5)	**(165.1)**	(145.5)
Interest paid	**(40.1)**	(66.7)	**-**	(26.0)
Interest paid to subsidiaries	**-**	-	**(36.9)**	(41.0)
Borrowings from financial institutions	**19.0**	59.8	**-**	-
Proceeds from issue of shares	**0.4**	-	**0.4**	-
Repayment of borrowings	**(476.5)**	(50.4)	**-**	-
Repayment of borrowings to a subsidiary	**-**	-	**(398.4)**	(50.4)
Repayment of borrowings to holding company	**-**	(371.9)	**-**	(371.9)
Net Cash Used In Financing Activities	**(662.3)**	(574.7)	**(600.0)**	(634.8)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	**84.5**	(49.6)	**84.0**	(34.3)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE FINANCIAL YEAR	**630.3**	679.9	**612.6**	646.9
CASH AND CASH EQUIVALENTS AT END OF THE FINANCIAL YEAR	**714.8**	630.3	**696.6**	612.6
ANALYSIS OF CASH AND CASH EQUIVALENTS				
Bank balances and deposits (Note 24)	**438.9**	371.9	**420.7**	354.2
Money market instruments (Note 23)	**275.9**	258.4	**275.9**	258.4
	714.8	630.3	**696.6**	612.6

The notes set out on pages 56 to 91 form part of these financial statements.

Amounts in RM million unless otherwise stated

1. PRINCIPAL ACTIVITIES

The Company is involved in a tourist resort business at Genting Highlands and its activities cover leisure and hospitality services, which comprise amusement, gaming, hotel and entertainment.

The principal activities of the subsidiaries include property development and management, leisure and hospitality services, investments, time share ownership scheme, tours and travel related services.

The principal activities of the associate include cruise and cruise related operations.

Details of the principal activities of the subsidiaries and associate are set out in Notes 37 and 18 to the financial statements respectively.

There have been no significant changes in the nature of the activities of the Group and of the Company during the financial year.

2. BASIS OF PREPARATION

The financial statements are prepared in accordance with and comply with the Malaysian Accounting Standards Board ("MASB") approved accounting standards in Malaysia and the provisions of the Companies Act, 1965. The historical cost convention modified by the revaluation of certain property, plant and equipment and land held for development, unless otherwise indicated in the individual policy statements set out in Note 3 to the financial statements, were adopted in the preparation of the financial statements.

The preparation of financial statements in conformity with the MASB approved accounting standards in Malaysia and the provisions of the Companies Act, 1965 requires the Directors to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the financial year. Although these estimates are based on the Directors' best knowledge of current events and actions, actual results could differ from those estimates.

3. SIGNIFICANT ACCOUNTING POLICIES

Accounting policies adopted by the Group and the Company have been applied consistently in dealing with all material items in relation to the financial statements.

The following are the significant accounting policies adopted by the Group:

Basis of Consolidation

Investments in subsidiaries are eliminated on consolidation while investments in jointly controlled entities and associates are accounted for by the equity method of accounting.

a) Subsidiaries

The consolidated financial statements include the audited financial statements of the Company and all its subsidiaries made up to the end of the financial year. Subsidiaries are those companies in which the Group has power to exercise control over the financial and operating policies so as to obtain benefits from their activities.

Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date that control ceases. Subsidiaries are consolidated using the acquisition method of accounting whereby the results of subsidiaries acquired or disposed of during the financial year are included from the date of acquisition up to the date when the control ceases. At the date of acquisition, the fair values of the subsidiaries' net assets are determined and these values are reflected in the consolidated financial statements. The excess of the cost of acquisition over the Group's share of the fair value of the identifiable net assets of the subsidiary acquired at the date of acquisition is reflected as goodwill. See the accounting policy note on the treatment of goodwill.

Basis of Consolidation (Cont'd)

a) Subsidiaries (cont'd)

All material intra-group transactions, balances and unrealised gains on transactions between group companies have been eliminated; unrealised losses have also been eliminated unless cost cannot be recovered. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

The gain or loss on disposal of a subsidiary is the difference between net disposal proceeds and the Group's share of its net assets together with any balance of goodwill on acquisition and exchange differences which were not previously recognised in the consolidated income statement.

Minority interests is measured at the minorities' share of the fair value of the identifiable assets and liabilities of the acquiree as at the date of acquisition and the minorities' share of movements in the acquiree's net assets since that date. Separate disclosure is made of minority interests.

b) Jointly Controlled Entities

Jointly controlled entities are corporations, partnerships or other entities over which there is contractually agreed sharing of control by the Group with one or more parties.

Equity accounting involves recognising the Group's share of the post acquisition results of jointly controlled entities in the income statement and its share of post acquisition movements within reserves in reserves. The cumulative post acquisition movements are adjusted against the cost of the investment and includes goodwill on acquisition less impairment losses, where applicable. See accounting policy note on impairment of assets.

The Group recognises the portion of gains or losses on the sale of assets by the Group to the joint venture that is attributable to the other parties in the ventures. The Group does not recognise its share of profits or losses from the joint venture until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognised immediately.

Where necessary, in applying the equity method, adjustments have been made to the financial statements of jointly controlled entities to ensure consistency of accounting policies with those of the Group.

c) Associates

Associates are companies in which the Group exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the associates but not control over those policies.

Equity accounting involves recognising in the income statement the Group's share of the associates' results for the financial year. The Group's interest in associates is stated at cost net of goodwill written off, for acquisitions prior to 1 January 2004, plus adjustments to reflect changes in the Group's share of the net assets of the associates. Equity accounting is discontinued when the carrying amount of the investment in an associate reaches zero, unless the Group has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates undertakings are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of impairment on the assets transferred.

Borrowing Costs

Borrowings are recognised based on proceeds received. Costs incurred on borrowings to finance qualifying assets are capitalised until the assets are ready for their intended use after which such expenses are charged to the income statement. All other borrowing costs are charged to the income statement.

Impairment of Assets

The carrying values of assets, other than inventories, assets arising from construction contracts, deferred tax assets and financial assets (excluding investments in subsidiaries, jointly controlled entity and associates), are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If such indication exists, an impairment review is performed to assess whether the carrying amount of the asset is fully recoverable. Impairment is measured by comparing the carrying values of the assets with their recoverable amounts. The recoverable amount is the higher of an asset's net selling price and its value in use, which is measured by reference to discounted future cash flows. Recoverable amounts are estimated for individual assets, or if it is not possible, for the cash generating unit. An impairment charge is made if the carrying amount exceeds the recoverable amount.

An impairment loss is charged to the income statement, unless the asset is carried at revalued amount, in which case the impairment loss is used to reduce the revaluation surplus.

An impairment loss is reversed only to the extent of previously recognised impairment losses for the same asset. The reversal is recognised in the income statement, unless the asset is carried at revalued amount, in which case it is credited directly to revaluation surplus. However, to the extent that an impairment loss on the same revalued asset was previously recognised as an expense in the income statement, a reversal of that impairment loss is recognised in the income statement.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation, amortisation and impairment loss where applicable.

Freehold land and property, plant and equipment which are under construction are not depreciated. Depreciation on assets under construction commences when the assets are ready for their intended use.

Leasehold properties are amortised equally over their respective periods of lease, ranging from 60 to 99 years.

Other property, plant and equipment are depreciated over their estimated useful lives using the straight-line method. The annual rates of depreciation used for the major classes of property, plant and equipment are as follows:

Buildings and improvements	2% – 50%
Plant, equipment and vehicles	5% – 50%

Where an indication of impairment exists, the carrying amount of the asset is assessed and written down immediately to its recoverable amount. See accounting policy note on impairment of assets.

Gains and losses on disposals are determined by comparing the proceeds with carrying amounts and are included in profit/(loss) from operations.

Property Development Activities

a) Land Held for Property Development

Land held for property development consists of land on which no significant development work has been undertaken or where development activities are not expected to be completed within the normal operating cycle. Such land is classified as non-current asset and is stated at cost less accumulated impairment losses.

Cost of acquisition includes all related costs incurred on activities necessary to prepare the land for its intended use. Where the Group had previously recorded the land at revalued amounts, it continues to retain these amounts as its surrogate cost as allowed by Financial Reporting Standard (FRS) 201_{2004}: *Property Development Activities* (formerly known as MASB 32). Where an indication of impairment exists, the carrying amount of the asset is assessed and written down immediately to its recoverable amount. See accounting policy note on impairment of assets.

Land held for development is transferred to property development costs and included under current assets when development activities have commenced and where the development activities can be completed within the normal operating cycle.

Property Development Activities (Cont'd)

b) Property Development Costs

Property development costs comprise costs associated with the acquisition of land and all costs directly attributable to development activities or costs that can be allocated on a reasonable basis to these activities.

When the outcome of the development activity can be estimated reliably, property development revenue and expenses are recognised by using the percentage of completion method in respect of sales where agreements have been finalised. Under this method, profits are recognised as the property development activity progresses. The stage of completion is determined based on proportion of property development costs incurred for work performed up to the balance sheet date over the estimated total property development cost to completion.

When the outcome of a development activity cannot be reliably estimated, property development revenue is recognised only to the extent of property development costs incurred that is probable of recovery; property development costs on the development units sold are recognised when incurred. Foreseeable losses, if any, arising when it is probable that total property development costs (including expected defect liability expenditure) will exceed total property development revenue, are recognised immediately in the income statement.

Property development costs not recognised as an expense is recognised as an asset and is stated at the lower of cost and net realisable value. Upon completion of development, the unsold completed development properties are transferred to inventories.

Where revenue recognised in the income statement exceed billings to purchasers, the balance is shown as accrued billings under trade and other receivables (within current assets). Where billings to purchasers exceed revenue recognised in the income statement, the balance is shown as progress billings under trade and other payables (within current liabilities).

Investments

Long term investments, both quoted and unquoted, include investments in subsidiaries, jointly controlled entities, associates and other non-current investments. Investments in subsidiaries, jointly controlled entities and associates are stated at cost. Where an indication of impairment exists, the carrying amount of the investment is assessed and written down immediately to its recoverable amount. See accounting policy note on impairment of assets.

Investments in other non-current investments are shown at cost and an allowance for diminution in value is made where, in the opinion of the Directors, there is a decline other than temporary in the value of such investments. Such a decline is recognised as an expense in the period in which it is identified.

Short term quoted investments are stated at the lower of cost and market value, determined on a portfolio basis by comparing aggregate cost against aggregate market value. Money market instruments are stated at the lower of cost and net realisable value.

On disposal of an investment, the difference between net disposal proceeds and its carrying amount is charged/credited to the income statement.

Goodwill

Goodwill represents the excess of the purchase price over the Group's share of the fair value of the identifiable net assets of the subsidiaries, jointly controlled entities and associates at the date of acquisition.

Goodwill on acquisition of subsidiaries on or after 1 January 2004 is recognised as an intangible asset and disclosed separately on the consolidated balance sheet at cost less any impairment losses. Goodwill, less any impairment losses, on acquisition of associates occurring on or after 1 January 2004 is included in investments in associates. Prior to 1 January 2004, the Group's policy was to write off goodwill to the income statement in the financial year when the acquisition occurs. The change in accounting policy is applied prospectively with effect from the current financial year as the resulting adjustment that relates to previous financial years is not reasonably determinable and impractical to reinstate. The comparative figures are therefore not restated.

Goodwill (Cont'd)

With this change, the carrying value of goodwill will be subjected to annual impairment review and whenever events or changes in circumstances indicate that it may not be recoverable. An impairment charge will be recognised in the income statement when the results of such impairment review indicate that the carrying value of goodwill is impaired.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost includes, where relevant, appropriate proportions of overheads and is determined on a weighted average basis. Net realisable value is the estimated selling price in the ordinary course of business, less costs to completion and selling expenses.

The cost of unsold properties comprises cost associated with the acquisition of land, direct costs and an appropriate proportion of allocated costs attributable to property development activities.

Receivables

Receivables are carried at estimated realisable value. In estimating realisable value, an allowance is made for doubtful receivables based on a review of all outstanding amounts at the financial year end. Bad debts are written off during the financial year in which they are identified.

Cash and Cash Equivalents

Cash and cash equivalents include cash and bank balances, deposits and other short term, highly liquid investments that are readily convertible to known amounts of cash and are subject to insignificant risk of changes in value. Money market instruments are included within the short term investments in current assets in the balance sheet.

Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of a past event, when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and when a reliable estimate can be made of the amount of the obligation.

Contingent Liabilities and Contingent Assets

The Group does not recognise a contingent liability but discloses its existence in the financial statements. A contingent liability is a possible obligation that arises from past events whose existence will be confirmed by uncertain future events beyond the control of the Group or a present obligation that is not recognised because it is not probable that an outflow of resources will be required to settle the obligation. When a change in the probability of an outflow of economic resources occurs, so that the outflow is probable, it will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events whose existence will be confirmed by uncertain future events beyond the control of the Group. The Group does not recognise contingent assets but discloses its existence where inflow of economic benefits are probable, but not virtually certain. When inflow of economic resources is virtually certain, the asset is recognised.

Employee Benefits

a) Short term employee benefits

Short term employee benefits include wages, salaries, bonus, social security contributions and paid annual leave. These benefits are accrued when incurred and are measured on an undiscounted basis.

b) Post employment benefits

Post employment benefits include defined contribution plans under which the Group pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods. These benefits are accrued when incurred and are measured on an undiscounted basis.

Employee Benefits (Cont'd)

c) Long term employee benefits

Long term employee benefits include retirement gratuities payable under a retirement gratuity scheme which was established in 1991 by the Board of Directors for Executives and Executive Directors of the Company and certain subsidiaries. The level of retirement gratuities payable is determined by the Board of Directors in relation to the past services rendered and it does not take into account the employee's service to be rendered in later years up to retirement. The gratuity, which is calculated based either on length of service and basic salary as at the reporting date or on the basis of emoluments earned in the immediate past three years, is a vested benefit when the employee reaches retirement age.

The present value of the retirement gratuities is determined by discounting the amount payable by reference to market yields at the balance sheet date on high quality corporate bonds which have terms to maturity approximating the terms of the related liability. Employee turnover is also factored in arriving at the level of the retirement gratuities payable. The differences arising from the application of such discounting as well as any past service costs and the effects of any curtailments or settlements, if any, are recognised immediately in the income statement.

Such retirement gratuities payable are classified as current liabilities where it is probable that a payment will be made within the next twelve months and also provided that the amount has been approved for payment by the Board of Directors.

d) Equity compensation benefits

Equity compensation benefits include share options issued to eligible Executives and Executive Directors of the Company and certain subsidiaries.

The Group does not make a charge to the income statement in respect of share options granted to employees. As and when the share options are exercised, the proceeds received, net of any transaction costs, are credited to share capital and share premium. Details of the employee share options scheme are set out in the relevant notes to the financial statements.

Financial Instruments

A financial instrument is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise.

A financial asset is any asset that is cash, a contractual right to receive cash or another financial asset from another enterprise, a contractual right to exchange financial instruments with another enterprise under conditions that are potentially favourable, or an equity instrument of another enterprise.

A financial liability is any liability that is a contractual obligation to deliver cash or another financial asset to another enterprise, or to exchange financial instruments with another enterprise under conditions that are potentially unfavourable.

a) Financial instruments recognised on the balance sheet

The recognition method adopted for financial instruments that are recognised on the balance sheet are disclosed separately in the individual policy statements associated with the relevant financial instrument.

The financial assets of the Group are primarily denominated in Ringgit Malaysia, whereas the financial liabilities of the Group are primarily denominated in US Dollar and Ringgit Malaysia. Financial assets and liabilities that are denominated in other currencies, where material, have been disclosed in the Notes to the financial statements.

b) Financial instruments not recognised on the balance sheet

The Group, in managing its interest and currency exposures, enters into foreign currency forward contracts, interest rate swap and currency swap agreements. These instruments are not recognised in the financial statements on inception.

Financial Instruments (Cont'd)

b) Financial instruments not recognised on the balance sheet (Cont'd)

As foreign currency forward contracts are entered into to cover the Group's commitments in foreign currencies, the contracted rates are used to translate the underlying foreign currency transactions into Ringgit Malaysia.

The related interest differentials under the swap agreements for interest rate swaps are recognised over the terms of the agreements in interest expense.

The underlying foreign currency assets or liabilities, which are effectively hedged by currency swap agreements, and designated as a hedge, are translated in the respective hedged currencies, at their contracted rates.

c) Fair value estimation for disclosure purposes

The fair value of publicly traded securities is based on quoted market prices at the balance sheet date. For non-traded financial instruments, the Group uses various methods and makes assumptions that are based on market conditions. Comparisons are made to similar instruments that are publicly traded and estimates based on discounted cash flow techniques are also used. For other long term financial assets and liabilities, fair value is estimated by discounting future contractual cash flows at appropriate interest rates.

The book values of financial assets and liabilities with maturities of less than one year are assumed to approximate their fair values.

Income Taxes

a) Current taxation

Current taxation is determined according to the tax laws of each jurisdiction in which the Group operates and includes all taxes based upon the taxable income and is measured using the tax rates which are applicable at the balance sheet date.

b) Deferred taxation

Deferred tax liabilities and/or assets are recognised for all temporary differences between the carrying amounts of assets and liabilities in the financial statements and their related tax bases. However, deferred tax assets are recognised to the extent that it is probable that taxable income will be available against which the deferred tax assets can be utilised. Deferred tax liability in respect of asset revaluations is also recognised. Deferred tax liabilities and assets are measured at the tax rates which are applicable at the balance sheet date.

Deferred tax is recognised on temporary differences arising on investments in subsidiaries, jointly controlled entity and associates except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Foreign Currencies

The financial statements are stated in Ringgit Malaysia ("RM").

Transactions in foreign currencies have been translated into RM at the rates ruling on the dates of the transactions unless hedged by forward foreign contracts, in which case the rates specified in such forward contracts are used. Monetary assets and liabilities in foreign currencies at the balance sheet date have been translated at the rates ruling on that date. Gains and losses arising from translation are included in the income statement.

Foreign Currencies (Cont'd)

The Group's foreign entities are those operations that are not an integral part of the operations of the Company. Income statements of these entities are translated into RM at average rates for the financial year and the balance sheets are translated at the financial year end rates. Exchange differences arising from the translation of income statements at average rates and balance sheets at year end rates, and the restatement at year end rates of the opening net investments in such subsidiaries and associates are taken to reserves.

Fair value adjustments and goodwill arising on the acquisition of a foreign entity are treated as assets or liabilities of the Group and are translated accordingly at the exchange rate ruling at the date of the transaction.

The principal rates of exchange used in translation are as follows:
(RM to one unit of foreign currency)

Currency	Year end rates	
	2005	2004
US Dollar	**3.7785**	3.8000
Sterling Pound	**6.5260**	7.3308
Australian Dollar	**2.7740**	2.9623
Singapore Dollar	**2.2729**	2.3280
Hong Kong Dollar	**0.4873**	0.4888

Revenue Recognition

Revenues are recognised upon delivery of products or performance of services, net of sales tax and discounts, and after eliminating revenue within the Group.

Casino revenue represents net house takings. The casino license is renewable every three months.

The revenue relating to property development projects are recognised progressively as the project activity progresses and are in respect of sales where agreements have been finalised. The recognition of revenue is based on the percentage of completion method and is consistent with the method adopted for profit recognition.

Sales of short term investments are accounted for when the contracts are executed.

Dividend income is recognised when the right to receive payment is established.

Dividends

Dividends on ordinary shares are accounted for in shareholders' equity as an appropriation of unappropriated profit and accrued as a liability in the financial year in which the obligation to pay is established.

Segmental Reporting

The Group adopts business segment analysis as its primary reporting format and geographical segment analysis as its secondary reporting format.

Revenues are attributed to geographical segments based on location of customers where sale is transacted. Assets are allocated based on location of assets.

Segmental Reporting (Cont'd)

Segment revenues and expenses are those directly attributable to the segments and include any joint revenues and expenses where a reasonable basis of allocation exists. Segment assets include all assets used by the segment and consist principally of property, plant and equipment net of accumulated depreciation, amortisation and impairment loss, land held for property development, property development costs, inventories and receivables. Segment liabilities comprise operating liabilities. Both segment assets and liabilities do not include income tax assets and liabilities and interest bearing instruments.

4. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's overall financial risk management objective is to optimise the value creation for shareholders. The Group seeks to minimise the potential adverse impacts arising from fluctuations in exchange and interest rates and the unpredictability of the financial markets.

The Group operates within clearly defined guidelines that are approved by the Board of Directors and do not trade in financial instruments. Financial risk management is carried out through risk reviews conducted at all significant operational units. This process is further enhanced by effective internal controls, a group-wide insurance programme and adherence to the financial risk management policies.

The main areas of financial risks faced by the Group are as follows:

Foreign currency exchange risk

The Group is exposed to foreign currency exchange risk when it enters into transactions that are not denominated in their functional currencies. The Group attempts to significantly limit its exposure for all committed transactions by entering into forward foreign currency exchange contracts within the constraints of market and government regulations.

Interest rate risk

Interest rate risks mainly arise from the Group's borrowings. The Group manages this risk through the use of fixed and floating rate debt and derivative financial instruments. Derivative financial instruments are used, where appropriate, to generate the desired interest rate profile.

Market risk

The Group, in the normal course of business, is exposed to market risks in respect of its equity investments. The Group manages its risk through established guidelines and policies.

Credit risk

Exposure to credit risk arises mainly from sales made on deferred credit terms. Credit terms offered by the Group range from 30 days to 60 days from date of transaction. Risks arising therefrom are minimised through effective monitoring of receivables and suspension of sales to customers which accounts exceed the stipulated credit terms. Credit limits are set and credit history is reviewed to minimise potential losses.

The Group also seeks to invest cash assets safely and profitably and buys insurance to protect itself against insurable risks. In this regard, counterparties are assessed for credit risks and limits are set to minimise any potential losses.

Liquidity risk

The Group practices prudent liquidity risk management to minimise the mismatch of financial assets and liabilities. The Group's cash flow is reviewed regularly to ensure that the Group is able to settle its commitments when they fall due.

5. SEGMENT ANALYSIS

a) **Primary segment - by activity**

2005 Group	Leisure & Hospitality	Properties	Other	Eliminations	Total
Revenue					
External	3,476.5	7.4	130.1	-	3,614.0
Inter segment	1.6	11.4	49.2	(62.2)	-
	3,478.1	18.8	179.3	(62.2)	3,614.0
Results					
Segment profit/(loss)	1,170.9	3.3	139.3	-	1,313.5
Interest income					12.0
Finance cost					(36.1)
Share of results in jointly controlled entity			0.0		0.0
Share of results in associate	16.4				16.4
Profit from ordinary activities before taxation					1,305.8
Taxation					(337.6)
Profit from ordinary activities after taxation					968.2
Minority shareholders' interest					0.4
Net profit for the financial year					968.6
Other Information:					
Assets					
Segment assets	3,878.4	424.7	297.2	(164.9)	4,435.4
Interest bearing instruments					438.4
Jointly controlled entity			1.1		1.1
Associate	2,093.2				2,093.2
Unallocated corporate assets					20.8
Total assets					6,988.9
Liabilities					
Segment liabilities	700.9	43.3	19.6	(164.9)	598.9
Interest bearing instruments					533.7
Unallocated corporate liabilities					272.4
Total liabilities					1,405.0
Other Disclosures					
Capital expenditure incurred	392.7	0.3	1.2	-	394.2
Depreciation charged	229.2	2.2	1.3	-	232.7
Other significant non-cash items :					
- charges	16.1	-	0.1	-	16.2
- credits	0.3	0.1	136.0	-	136.4

5. **SEGMENT ANALYSIS (Cont'd)**

a) **Primary segment - by activity (Cont'd)**

2004	Leisure & Hospitality	Properties	Other	Eliminations	Total
Group					
Revenue					
External	2,813.6	7.4	17.9	-	2,838.9
Inter segment	1.1	7.2	42.1	(50.4)	-
	2,814.7	14.6	60.0	(50.4)	2,838.9
Results					
Segment profit/(loss)	879.6	(11.8)	3.0	-	870.8
Interest income					18.7
Finance cost					(68.5)
Share of results in associates	12.9				12.9
Profit from ordinary activities before taxation					833.9
Taxation					(80.9)
Profit from ordinary activities after taxation					753.0
Minority shareholders' interest					0.4
Net profit for the financial year					753.4
Other Information:					
Assets					
Segment assets	3,564.6	454.3	160.8	(132.4)	4,047.3
Interest bearing instruments					436.9
Associates	2,070.3				2,070.3
Unallocated corporate assets					19.5
Total assets					6,574.0
Liabilities					
Segment liabilities	637.5	63.2	46.5	(132.4)	614.8
Interest bearing instruments					1,001.6
Unallocated corporate liabilities					195.7
Total liabilities					1,812.1
Other Disclosures					
Capital expenditure incurred	358.4	0.4	0.3	-	359.1
Depreciation charged	205.2	2.2	3.5	-	210.9
Property, plant and equipment written off	19.5	-	-	-	19.5
Impairment loss	13.9	-	-	-	13.9
Development expenditure written off	-	15.1	-	-	15.1
Other significant non-cash items					
- charges	6.5	-	0.1	-	6.6
- credits	-	-	0.6	-	0.6

The Group is organised into two main business segments:

Leisure & Hospitality	-	this division includes the hotel, gaming, cruise & cruise related operations, entertainment businesses, tours & travel related services and other support services.
Properties	-	this division holds the land held for development of the Group and is involved in property developments.

All other immaterial business segments including investments in equities, training services, reinsurance services and utilities services are aggregated and disclosed under "Others" as they are not of sufficient sizes to be reported separately. All intersegment sales are conducted on an arms length basis.

b) Secondary segment – by geographical location

	Revenue		Total Assets		Capital Expenditure	
Group	**2005**	2004	**2005**	2004	**2005**	2004
Malaysia	**3,500.7**	2,838.0	**4,554.5**	4,370.4	**394.2**	359.1
Other Countries	**113.3**	0.9	**341.2**	133.3	**-**	-
	3,614.0	2,838.9	**4,895.7**	4,503.7	**394.2**	359.1
Associates			**2,093.2**	2,070.3		
			6,988.9	6,574.0		

Geographically, the main business segments of the Group are concentrated in Malaysia. Included in other countries are the Group's investments in foreign corporations and interest bearing instruments.

6. REVENUE

	Group		Company	
	2005	2004	**2005**	2004
Rendering of services:				
Leisure & hospitality	**3,476.5**	2,813.6	**3,199.0**	2,580.6
Rental and properties management income	**6.9**	7.4	**-**	-
Other services	**16.8**	17.0	**-**	-
Sale of properties	**0.5**	-	**-**	-
Gain from sale of investments	**113.3**	0.9	**-**	-
	3,614.0	2,838.9	**3,199.0**	2,580.6

7. COST OF SALES

	Group		Company	
	2005	2004	**2005**	2004
Cost of inventories recognised as an expense	**96.3**	81.3	**61.8**	54.4
Cost of services and other operating costs	**2,033.0**	1,678.2	**1,833.8**	1,488.5
	2,129.3	1,759.5	**1,895.6**	1,542.9

Exemption No. 82-3229

8. PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

Profit from ordinary activities before taxation has been determined after inclusion of the following charges and credits:

	Group 2005 RM'000	Group 2004 RM'000	Company 2005 RM'000	Company 2004 RM'000
Charges:				
Depreciation of property, plant and equipment	**232,721**	210,886	**144,356**	113,969
Property, plant and equipment written off	**167**	19,501	**73**	15,504
Impairment loss on property, plant and equipment	**-**	13,876	**-**	127
Impairment loss on investment in subsidiary	**-**	-	**75,359**	-
Development expenditure written off	**-**	15,080	**-**	-
Hire of equipment	**8,775**	7,783	**6,599**	6,035
Rental of land and buildings	**1,586**	1,865	**309**	368
Directors' remuneration excluding estimated money value of benefits-in-kind (Note 10)	**40,650**	35,948	**40,635**	35,941
Auditors' remuneration	**372**	352	**144**	131
Allowance for doubtful debts	**4,101**	182	**110**	87
Finance cost	**36,143**	42,588	**-**	-
Net exchange losses/(gain):				
- Realised	**865**	2,978	**1,218**	3,097
- Unrealised	**(2,231)**	(159)	**1,759**	12
Charges by holding company:				
- Licensing fees	**115,659**	94,459	**112,648**	92,025
- Shared services fees	**4,130**	3,859	**3,662**	3,376
- Finance cost	**-**	25,960	**-**	25,960
Charges by other related companies:				
- Management fees	**290,028**	232,964	**278,647**	224,085
- Rental of land and buildings	**3,097**	2,871	**2,704**	2,601
- Hire of equipment	**4,848**	98	**4,791**	96
- Shared services fees	**17,723**	182	**14,635**	13
- Commissions	**46,135**	31,850	**35,326**	25,426
- Marketing fees	**480**	480	**480**	480
- Royalty fees	**2,352**	-	**2,352**	-
Charges by subsidiaries:				
- Finance cost	**-**	-	**34,278**	41,685
- Management fees	**-**	-	**228**	113
- Hire of equipment	**-**	-	**2,492**	2,264
- Rental of land and buildings	**-**	-	**29,747**	13,466
Charges by associates:				
- Hire of equipment	**-**	4,035	**-**	3,999
- Shared services fees	**-**	12,441	**-**	11,272
- Commissions	**-**	7,053	**-**	3,943
Credits:				
Interest income	**11,981**	18,720	**11,340**	18,491
Rental income from land and buildings	**39,564**	35,501	**13,358**	12,787
Rental of equipment	**947**	859	**243**	292
Gross dividends from quoted foreign corporations	**2**	1	**-**	-
Additional gain from the disposal of a related corporation (Note 34)	**8,999**	-	**-**	-
Gain on disposal of short term investments	**-**	557	**-**	-
Gain on disposal of property, plant and equipment	**260**	602	**59**	410
Income from other related companies:				
- Gain on disposal of subsidiary	**9,191**	-	**-**	-
- Gain on disposal of short term investments	**113,333**	-	**-**	-
- Rental of land and building	**242**	-	**-**	-
- Sales of air tickets	**1,276**	677	**-**	-
Income from associate:				
- Rental of land and building	**-**	58	**-**	58
Income from subsidiaries:				
- Interest income	**-**	-	**30,613**	27,033
- Gain on disposal of associate	**-**	-	**9,980**	-
- Rental of land and buildings	**-**	-	**6,496**	5,265
Other information:				
Non statutory audit fees				
- payable to auditors				
- current	**231**	74	**163**	8
- overprovision in prior year	**(9)**	-	**-**	-

9. STAFF COSTS

	Group		Company	
	2005	2004	**2005**	2004
	RM'000	RM'000	**RM'000**	RM'000
Wages, salaries and bonuses	**308,898**	270,991	**260,585**	228,624
Defined contribution plan	**36,574**	33,497	**30,889**	28,336
Other short term employee benefits	**37,791**	32,727	**26,962**	23,011
Provision for retirement gratuities	**9,511**	7,086	**8,903**	6,801
	392,774	344,301	**327,339**	286,772
Number of employees at financial year end ('000)	**12.3**	10.8	**8.8**	7.9

Staff costs, as shown above, include the remuneration of Executive Directors.

10. DIRECTORS' REMUNERATION

	Group		Company	
	2005	2004	**2005**	2004
	RM'000	RM'000	**RM'000**	RM'000
Non-executive Directors:				
- Fees	**249**	237	**234**	230
- Ex-gratia	**147**	-	**147**	-
Executive Directors:				
- Fees	**330**	345	**330**	345
- Salaries and bonuses	**30,751**	28,697	**30,751**	28,697
- Defined contribution plan	**4,223**	3,954	**4,223**	3,954
- Other short term employee benefits	**528**	527	**528**	527
- Provision for retirement gratuities	**4,422**	2,188	**4,422**	2,188
Directors' Remuneration excluding estimated money value of benefits-in-kind (Note 8)	**40,650**	35,948	**40,635**	35,941
Estimated money value of benefits-in-kind (not charged to the income statements) in respect of Executive Director	**719**	233	**719**	233
	41,369	36,181	**41,354**	36,174

Remuneration of the Directors of the Company in respect of services rendered to the Company and its subsidiaries is represented by the following bands:

	Number	
	2005	2004
Amounts in RM'000		
Non-executive Directors		
- 50 and below	**1**	4
- 50 to 100	**3**	-
- 150 to 200	**1**	-
Executive Directors		
- 800 to 850	**-**	1
- 850 to 900	**2**	-
- 900 to 950	**-**	2
- 950 to 1,000	**1**	-
- 1,000 to 1,050	**-**	1
- 1,050 to 1,100	**1**	-
- 32,200 to 32,250	**-**	1
- >36,700	**1**	-

10. **DIRECTORS' REMUNERATION (Cont'd)**

Executive Directors of the Company have been granted options under the Employees Share Option Scheme ("ESOS") on the same terms and conditions as those offered to other employees (Note 27) as follows:

		No. of Unissued Shares			
Grant Date	**Subscription price per share RM**	**At start of the year '000**	**Granted '000**	**Relinquished/ lapsed '000**	**At end of the year '000**
Financial year ended 31.12.2005:					
2.9.2002	**10.32**	**2,250**	**-**	**-**	**2,250**
Financial year ended 31.12.2004:					
2.9.2002	10.32	2,250	-	-	2,250

The number of share options vested at the balance sheet date is 816 thousand shares (2004: Nil).

11. TAXATION

	Group		Company	
	2005	2004	**2005**	2004
Current Taxation:				
Malaysian taxation	**317.9**	54.1	**313.4**	51.1
Deferred tax charge/(credit) (Note 30)	**15.9**	25.5	**12.7**	24.8
Share of tax in associates	**3.8**	1.3	**-**	-
	337.6	80.9	**326.1**	75.9
Current taxation:				
Current year	**321.3**	246.4	**317.4**	243.0
Over provided in prior years	**(3.4)**	(192.3)	**(4.0)**	(191.9)
	317.9	54.1	**313.4**	51.1
Deferred taxation:				
Origination and reversal of temporary differences	**23.8**	5.3	**14.6**	4.6
(Over)/under provided in prior years	**(2.0)**	20.2	**(1.9)**	20.2
Benefit from previously unrecognised temporary differences	**(5.9)**	-	**-**	-
	15.9	25.5	**12.7**	24.8

The reconciliation between the average effective tax rate and the Malaysian tax rate is as follows:

	Group		Company	
	2005 %	2004 %	**2005 %**	2004 %
Malaysia tax rate:	**28.0**	28.0	**28.0**	28.0
Tax effects of:				
- expenses not deductible for tax purposes	**0.9**	4.0	**3.3**	2.5
- different tax regime	**(2.1)**	(0.3)	**-**	-
- income not subject to tax	**(0.2)**	(0.1)	**(1.0)**	(0.9)
- tax incentive	**(0.1)**	(1.3)	**(0.1)**	(1.2)
- previously unrecognised temporary differences	**(0.5)**	-	**-**	-
- over provided in prior years	**(0.3)**	(20.6)	**(0.5)**	(19.5)
- others	**0.2**	-	**-**	(0.3)
Average effective tax rate	**25.9**	9.7	**29.7**	8.6

11. TAXATION (Cont'd)

Subject to the agreement by the Inland Revenue Board, the amount of unutilised tax losses of subsidiaries available for which the related tax effects have not been included in the net income amounted to approximately RM69.0 million as at the financial year end (2004: RM68.6 million).

Subject to the agreement by the Inland Revenue Board, the Group has investment tax allowance of approximately RM1,275.9 million (2004: RM1,251.5 million) which is available to set off against future taxable profits of the respective companies of the Group.

12. EARNINGS PER SHARE

The basic and diluted earnings per share of the Group are computed as follows:

a) Basic earnings per share

Basic earnings per share of the Group is calculated by dividing the net profit for the financial year by the weighted average number of ordinary shares in issue during the financial year.

	Group	
	2005	2004
Net profit for the financial year (RM million)	**968.6**	753.4
Weighted average number of ordinary shares in issue	**1,091,850,753**	1,091,843,334
Basic earnings per share (sen)	**88.7**	69.0

b) Diluted earnings per share

For the diluted earnings per share calculation, the weighted average number of ordinary shares in issue of the Company is adjusted to assume conversion of all dilutive potential ordinary shares issued by the Company.

	Group	
	2005	2004
Net profit for the financial year (RM million)	**968.6**	753.4
Weighted average number of ordinary shares adjusted as follows:		
Weighted average number of ordinary shares in issue	**1,091,850,753**	1,091,843,334
Adjustment for share options granted to executives of the Company	**148,520**	29,409
Adjusted weighted average number of ordinary shares in issue	**1,091,999,273**	1,091,872,743
Diluted earnings per share (sen)	**88.7**	69.0

13. DIVIDENDS

	2005		2004	
	Gross dividend per share Sen	**Amount of dividend (net of 28% tax) RM million**	Gross dividend per share Sen	Amount of dividend (net of 28% tax) RM million
Interim dividend paid	**10.0**	**78.6**	9.0	70.8
Proposed final dividend	**14.0**	**110.1**	11.0	86.5
	24.0	**188.7**	20.0	157.3

At the forthcoming Annual General Meeting, a final dividend in respect of the financial year ended 31 December 2005 of 14.0 sen less 28% tax (2004: 11.0 sen less 28% tax) per ordinary share of 50 sen each amounting to RM110.1 million (2004: RM86.5 million) will be proposed for shareholders' approval. These financial statements do not reflect this final dividend which will be accrued as a liability upon approval by shareholders.

14. PROPERTY, PLANT AND EQUIPMENT

Group	Freehold land	Long leasehold land	Buildings & improvements	Plant, equipment & vehicles	Construction in progress	Total
At cost:						
At 1 January 2005	222.6	106.3	2,938.1	1,709.1	136.1	5,112.2
Additions	-	-	**5.2**	**127.0**	**262.0**	**394.2**
Disposals	-	-	**(1.9)**	**(14.7)**	-	**(16.6)**
Written off	-	-	-	**(20.1)**	-	**(20.1)**
Reclassification/adjustment/ transfer	-	-	**249.5**	**122.3**	**(373.6)**	**(1.8)**
At 31 December 2005	**222.6**	**106.3**	**3,190.9**	**1,923.6**	**24.5**	**5,467.9**
Accumulated depreciation:						
At 1 January 2005	-	6.6	498.8	1,209.0	-	1,714.4
Charge for the financial year	-	**1.0**	**67.0**	**164.7**	-	**232.7**
Disposals	-	-	**(1.3)**	**(13.9)**	-	**(15.2)**
Written off	-	-	-	**(19.9)**	-	**(19.9)**
Reclassification/adjustment/ transfer	-	-	**(0.2)**	-	-	**(0.2)**
At 31 December 2005	-	**7.6**	**564.3**	**1,339.9**	-	**1,911.8**
Accumulated impairment losses:						
At 1 January/31 December 2005	-	**0.1**	**13.7**	**0.1**	-	**13.9**
Net book value at 31 December 2005	**222.6**	**98.6**	**2,612.9**	**583.6**	**24.5**	**3,542.2**
Net book value at 31 December 2004	222.6	99.6	2,425.6	500.0	136.1	3,383.9

Company	Freehold land	Long leasehold land	Buildings & improvements	Plant, equipment & vehicles	Construction in progress	Total
At cost:						
At 1 January 2005	87.2	0.5	1,646.8	1,183.1	59.6	2,977.2
Additions	-	-	**0.2**	**101.7**	**145.8**	**247.7**
Disposals	-	-	-	**(12.3)**	-	**(12.3)**
Written off	-	-	-	**(19.6)**	-	**(19.6)**
Reclassification/adjustment	-	-	**124.5**	**57.4**	**(183.0)**	**(1.1)**
At 31 December 2005	**87.2**	**0.5**	**1,771.5**	**1,310.3**	**22.4**	**3,191.9**
Accumulated depreciation:						
At 1 January 2005	-	0.0	366.3	869.4	-	1,235.7
Charge for the financial year	-	**0.1**	**40.4**	**103.9**	-	**144.4**
Disposals	-	-	-	**(11.9)**	-	**(11.9)**
Written off	-	-	-	**(19.5)**	-	**(19.5)**
At 31 December 2005	-	**0.1**	**406.7**	**941.9**	-	**1,348.7**
Net book value at 31 December 2005	**87.2**	**0.4**	**1,364.8**	**368.4**	**22.4**	**1,843.2**
Net book value at 31 December 2004	87.2	0.5	1,280.5	313.7	59.6	1,741.5

15. LAND HELD FOR PROPERTY DEVELOPMENT

	Group			
	2005		2004	
Freehold land - at cost		**186.1**		186.1
At 1 January				
- freehold land at cost	**186.1**		189.0	
- development costs	**-**	**186.1**	12.2	201.2
Development expenditure written off				
- freehold land at cost	**-**		(2.9)	
- development costs	**-**	**-**	(12.2)	(15.1)
At 31 December		**186.1**		186.1

16. **SUBSIDIARIES**

	Company	
	2005	2004
Investment in subsidiaries		
Unquoted shares – at cost	**4,676.4**	4,379.7
Accumulated impairment losses	**(75.4)**	-
	4,601.0	4,379.7

The subsidiaries are listed in Note 37.

Included in the amount due from subsidiaries is an interest bearing amount of RM638.4 million (2004: RM638.4 million). Included in the amount due to subsidiaries are interest bearing advances from three wholly-owned subsidiaries amounting to RM533.7 million (2004: RM935.2 million). These amounts are unsecured and have no fixed terms of repayment.

The weighted average interest rates (%) per annum at the end of the financial year are as follows:

	Company	
	2005	2004
Amount due from a subsidiary	**4.8**	4.5
Amount due to subsidiaries	**4.8**	4.5

The balance of the amounts due from/to subsidiaries are unsecured, interest free and have no fixed terms of repayment.

17. **JOINTLY CONTROLLED ENTITY**

	Group	
	2005	2004
Unquoted - at cost:		
Shares in a Malaysian company	**1.1**	-
Group's share of post acquisition reserves	**0.0**	-
	1.1	-

On 2 June 2004, the Company announced that Genting Irama Sdn Bhd ("GISB"), a wholly-owned subsidiary of the Company, had signed a Joint Venture Agreement ("JVA") with INTI Higher Learning Centre Sdn Bhd ("IHLC"), to establish a joint venture company for the purpose of operating a college to be named as Kolej Antarabangsa Genting INTI. Genting INTI Education Sdn Bhd was incorporated on 21 July 2004 with an issued and paid-up share capital of 200,000 ordinary shares of RM1 each, which are held in equal shares by GISB and IHLC.

On 31 May 2005, the Company announced that Genting INTI Education Sdn Bhd had on 30 May 2005 increased its issued and paid-up share capital by allotting at par 2,800,000 ordinary shares of RM1 each. GISB has subscribed for an additional 950,000 ordinary shares of RM1 each in Genting INTI Education Sdn Bhd, resulting in GISB holding 1,050,000 ordinary shares of RM1 each representing 35% of the enlarged issued and paid-up share capital of Genting INTI Education Sdn Bhd.

17. **JOINTLY CONTROLLED ENTITY (Cont'd)**

On 7 October 2005, Genting INTI Education Sdn Bhd commenced its operation upon the approval of its education license from the Ministry of Education.

The Group's aggregate share of the income, expenses, assets and liabilities of the jointly controlled entity is as follows:

	Group	
	2005	2004
	RM '000	RM '000
Income	**559.3**	-
Expenses	**(543.7)**	-
Net income	**15.6**	-
Non-current assets	**412.0**	-
Current assets	**1,178.9**	-
Non-current liabilities	**(22.6)**	-
Current liabilities	**(502.7)**	-
Net assets	**1,065.6**	-

There is no capital commitment or contingent liability relating to the Group's interest in the jointly controlled entity as at the financial year-end.

Details of the jointly controlled entity are as follows:

Name of Jointly Controlled Entity	Effective Percentage Of Ownership		Country of Incorporation	Principal Activities
	2005	2004		
Genting INTI Education Sdn Bhd	**35**	-	Malaysia	Managing a college for education, tourism, leisure & hospitality

18. **ASSOCIATES**

	Group		Company	
	2005	2004	**2005**	2004
Quoted - at cost:				
Shares in a foreign corporation	**3,444.0**	3,444.0	-	-
Goodwill on acquisition written off	**(1,438.7)**	(1,438.7)	-	-
Share of post acquisition reserves	**87.9**	57.5	-	-
	2,093.2	2,062.8	-	-
Unquoted - at cost:				
Shares in a Malaysian company	-	7.5	-	7.5
	2,093.2	2,070.3	-	7.5
Represented by:				
Share of net assets, other than goodwill of the associates	**2,093.2**	2,068.4	-	5.6
Goodwill on acquisition	-	1.9	-	1.9
	2,093.2	2,070.3	-	7.5
Market value of quoted shares in a foreign corporation	**1,945.0**	1,853.5	-	-

The goodwill on acquisition written off amounting to RM1,438.7 million at the end of the financial year ended 31 December 2003 was in respect of acquisitions made prior to 1 January 2004.

The amount due from associates represents outstanding amounts arising from inter company sales. The amount due to associates in the prior year represented outstanding amounts arising from provision of information technology related services. The amounts due from / to associates are unsecured, interest free and have no fixed terms of repayment.

18. **ASSOCIATES (Cont'd)**

Details of the associates are as follows:

	Effective Percentage Of Ownership		Country of Incorporation	Principal Activities
	2005	2004		
*Star Cruises Limited	**36.0**	36.1	Isle of Man and continued into Bermuda on 9 October 2000	Cruise and cruise related operations
E-Genting Holdings Sdn Bhd	-	20.0	Malaysia	Investment holding and provision of information technology related services

* The financial statements of this company is audited by a member firm of PricewaterhouseCoopers International Limited which is a separate and independent legal entity from PricewaterhouseCoopers, Malaysia.

19. OTHER LONG TERM INVESTMENTS

	Group		Company	
	2005	2004	**2005**	2004
Quoted shares in foreign corporation, at cost	**246.4**	-	-	-
Unquoted – at cost	**4.1**	4.3	**4.1**	4.1
Amounts written down to date	**(1.0)**	(1.0)	**(1.0)**	(1.0)
	3.1	3.3	**3.1**	3.1
	249.5	3.3	**3.1**	3.1
Market value of quoted shares in foreign corporation	**296.4**	-	-	-

For the balance of the unquoted shares which are carried in the financial statements, it was not practicable within the constraints of cost to estimate reliably the fair values for unquoted shares as there are no comparable securities that are traded.

20. TRADE AND OTHER RECEIVABLES

	Group		Company	
	2005	2004	**2005**	2004
Current :				
Trade receivables	**40.7**	41.2	**10.2**	10.7
Other receivables	**11.4**	11.8	**5.8**	4.6
Less: Allowance for doubtful debts	**(1.7)**	(0.7)	**(0.4)**	(0.3)
	50.4	52.3	**15.6**	15.0
Deposits	**13.2**	12.9	**11.7**	11.4
Prepayments	**42.1**	26.6	**41.1**	24.6
Income tax recoverable	**20.9**	20.5	**19.5**	19.5
Loans to directors	**0.1**	0.2	-	-
	126.7	112.5	**87.9**	70.5
Non-current :				
Trade receivables	**13.4**	17.1	-	-
Loan to a director	**0.1**	0.2	-	-
	13.5	17.3	-	-
Total trade and other receivables	**140.2**	129.8	**87.9**	70.5

20. TRADE AND OTHER RECEIVABLES (Cont'd)

The maturity profile for the non-current receivables are as follows:

	Group	
	2005	2004
Non-current :		
Later than 1 year and not later than 2 years	**5.7**	13.1
Later than 2 years and not later than 6 years	**7.8**	4.2
	13.5	17.3

Loans to a director represent an interest free housing loan and an interest free loan to an Executive Director of the Company which are extended by a wholly-owned and an indirect wholly-owned subsidiary of the Company respectively.

Credit terms offered by the Group and Company in respect of current trade receivables range from payment in advance to 30 days from the date of invoice.

The fair values of trade and other receivables at the balance sheet dates closely approximate their book values.

21. INVENTORIES

	Group		Company	
	2005	2004	**2005**	2004
At cost:				
Food, beverages, tobacco and other hotel supplies	**9.5**	8.5	**7.5**	7.1
Stores, spares and retail stocks	**19.9**	14.8	**18.4**	13.5
Completed properties	**24.1**	24.1	**-**	-
	53.5	47.4	**25.9**	20.6

22. HOLDING COMPANY AND OTHER RELATED COMPANIES

The Company's immediate and ultimate holding company is Genting Berhad, a company incorporated in Malaysia. The *amount due to holding company represents outstanding balances arising from inter company sales and are unsecured,* interest free and have no fixed terms of repayment.

The amounts due to/from other related companies are unsecured, interest free, and have no fixed terms of repayment.

23. SHORT TERM INVESTMENTS

	Group		Company	
	2005	2004	**2005**	2004
Quoted – at cost:				
Shares in foreign corporations	**0.1**	115.6	**-**	-
Unquoted – at cost:				
Money market instruments (Note 24)	**275.9**	258.4	**275.9**	258.4
	276.0	374.0	**275.9**	258.4
Market value of quoted shares				
- Foreign corporations	**0.1**	245.8	**-**	-

Both the Group's and Company's investment in money market instruments comprise negotiable certificates of deposit and bankers' acceptances. The money market instruments of the Group and the Company as at 31 December 2005 have maturity periods ranging between overnight and two months.

Quoted short term investment of the Group is denominated in Thai Baht (2004: Sterling Pound and Thai Baht) whereas the unquoted money market instruments are denominated in Ringgit Malaysia.

24. **CASH AND CASH EQUIVALENTS**

	Group		Company	
	2005	2004	**2005**	2004
Deposits with licensed banks	**140.4**	152.3	**126.7**	140.3
Deposits with finance companies	**10.6**	14.2	**10.6**	14.2
Cash and bank balances	**287.9**	205.4	**283.4**	199.7
Bank balances and deposits	**438.9**	371.9	**420.7**	354.2
Add: Money market instruments (Note 23)	**275.9**	258.4	**275.9**	258.4
Cash and cash equivalents	**714.8**	630.3	**696.6**	612.6

The currency exposure profile and weighted average interest rates (%) per annum of the bank balances, deposits and money market instruments as at the financial year end are as follows:

	Group				Company			
	Currency profile		Interest rates		Currency profile		Interest rates	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
Ringgit Malaysia	**566.0**	565.4	**2.62**	2.61	**561.4**	559.6	**2.62**	2.61
US Dollars	**43.5**	27.4	**3.76**	1.96	**29.8**	15.5	**-**	-
Singapore Dollar	**73.1**	22.6	**-**	-	**73.1**	22.6	**-**	-
Hong Kong Dollar	**31.4**	14.4	**-**	-	**31.4**	14.4	**-**	-
Other foreign currencies	**0.8**	0.5	**-**	-	**0.9**	0.5	**-**	-
	714.8	630.3			**696.6**	612.6		

The deposits of the Group and Company have an average maturity period of 31 days (2004: 31 days). Bank balances of the Group and Company are deposits held at call.

25. **TRADE AND OTHER PAYABLES**

	Group		Company	
	2005	2004	**2005**	2004
Trade payables	**38.9**	32.7	**27.0**	23.3
Accruals	**337.3**	362.2	**304.3**	309.6
Deposits	**20.6**	24.1	**8.7**	12.8
Other payables	**78.7**	88.5	**48.1**	56.2
	475.5	507.5	**388.1**	401.9

Included in other payables and accruals of the Group are progress billings payable and accruals for capital expenditures relating to construction of a hotel and upgrading of resorts infrastructure and facilities amounting to RM64.0 million (2004: RM84.4million).

Credit terms of trade and other payables granted to the Group and Company range from 7 days to 90 days from the date of invoice.

26. **BORROWINGS**

	Group	
	2005	2004
Current:		
Unsecured:		
Term loans – US Dollar	**396.1**	398.3
Revolving credits – US Dollar	**-**	16.0
	396.1	414.3
Non-current:		
Term Loans – US Dollar (unsecured)	**137.6**	580.7
	533.7	995.0

26. **BORROWINGS (Cont'd)**

The weighted average interest rates (%) per annum before and after interest rate swap ("IRS") are as follows:

	2005		2004	
	Before IRS	**After IRS**	**Before IRS**	**After IRS**
Effective during the year:				
Unsecured:				
Term loans – US Dollar	**4.2**	**4.9**	3.7	4.9
Revolving credits – US Dollar	**-**	**-**	3.4	3.4
As at 31 December:				
Terms Loans – US Dollar (unsecured)	**5.3**	**4.8**	4.5	5.1

	Group	
	2005	2004
Currency in which total borrowings are denominated in US Dollar	**533.7**	995.0

The maturity profile and exposure of the borrowings of the Group to interest rate risk are as follows:

	Borrowings		
	Total	**Floating interest rate**	**Fixed interest rate**
At 31 December 2005			
Before interest rate swap			
- not later than 1 year	**396.1**	**396.1**	**-**
- later than 1 year and not later than 2 years	**93.8**	**93.8**	**-**
- later than 2 years and not later than 5 years	**43.8**	**43.8**	**-**
	533.7	**533.7**	**-**
After interest rate swap			
- not later than 1 year	**396.1**	**50.1**	**346.0**
- later than 1 year and not later than 2 years	**93.8**	**50.1**	**43.7**
- later than 2 years and not later than 5 years	**43.8**	**-**	**43.8**
	533.7	**100.2**	**433.5**
At 31 December 2004			
Before interest rate swap			
- not later than 1 year	414.3	414.3	-
- later than 1 year and not later than 2 years	442.3	442.3	-
- later than 2 years and not later than 5 years	138.4	138.4	-
	995.0	995.0	-
After interest rate swap			
- not later than 1 year	414.3	66.3	348.0
- later than 1 year and not later than 2 years	442.2	94.2	348.0
- later than 2 years and not later than 5 years	138.5	50.4	88.1
	995.0	210.9	784.1

The fair values of the bank borrowings at the balance sheet dates approximate their carrying amounts.

26. BORROWINGS (Cont'd)

As at end of the financial year, the exposure of the borrowings of the Group to interest rate changes and the periods in which the borrowings reprice are as follows:

		Repricing Periods			
At 31 December 2005	**Total**	**1 to 3 months**	**More than 3 months and less than 1 year**	**More than 1 year and less than 2 years**	**More than 2 years and less than 5 years**
Total borrowings	**533.7**	**433.5**	**100.2**	**-**	**-**
Movement in repricing periods due to interest rate swap	**-**	**(433.5)**	**346.0**	**43.7**	**43.8**
	533.7	**-**	**446.2**	**43.7**	**43.8**
At 31 December 2004					
Total borrowings	995.0	844.0	151.0	-	-
Movement in repricing periods due to interest rate swap	-	(784.1)	348.0	348.0	88.1
	995.0	59.9	499.0	348.0	88.1

27. SHARE CAPITAL

	Company	
	2005	2004
Authorised 1,600.0 million ordinary shares of 50 sen each	**800.0**	800.0
Issued and fully paid:		
Ordinary shares of 50 sen each		
At 1 January		
- 1,091.8 million (2004:1,091.8 million)	**545.9**	545.9
Issuance of shares		
- 36,000 (2004: Nil)	**0.0**	-
At 31 December		
- 1,091.8 million (2004:1,091.8 million)	**545.9**	545.9

The Company had in 1994 granted share options pursuant to the Resorts World Bhd Employees' Share Option Scheme for Executives ("Previous ESOS"). The previous ESOS expired on 22 September 2004.

The Executive Share Option Scheme for Eligible Executives of Resorts World Bhd and its subsidiaries ("ESOS") is governed by the By-Laws and was approved by the Shareholders at an Extraordinary General Meeting held on 21 February 2002.

The ESOS became effective on 12 August 2002 for a duration of 10 years terminating on 11 August 2012. The Option Holders of the previous ESOS who participated in the ESOS have relinquished their outstanding options under the previous ESOS.

The main features of the ESOS are as follows:

i) The ESOS shall be in force from the Date of Commencement and continue for a period of ten years from the Date of Commencement.

ii) Eligible executives are employees of the Group (including Executive Directors) or persons under an employment contract of the Group for a period of at least twelve full months of continuous service before the date of offer. The eligibility for participation in the Scheme shall be at the discretion of the Remuneration, Compensation and Benefits ("RCB") Committee which is established by the Board of Directors.

27. SHARE CAPITAL (Cont'd)

iii) In the event of cessation of employment of a Grantee with the Group prior to the full exercise of the Options, such Options shall cease without any claim against the Company provided always that subject to the written approval of RCB Committee in its discretion where the Grantee ceases his employment with the Group by reason of:

- his retirement at or after attaining retirement age;
- ill-health or accident, injury or disability;
- redundancy; and/or
- other reasons or circumstances which are acceptable to the RCB Committee

the Grantee may exercise his unexercised Options within the Option Period subject to such conditions that may be imposed by the RCB Committee.

iv) The total number of new shares to be offered under the ESOS shall not exceed 2.5% of the issued and paid-up share capital of the Company at any time of the offer but the shareholders of the Company may at any time during the tenure of the ESOS, by ordinary resolution increase the total number of new shares to be offered under the ESOS up to 5% of the issued and paid up share capital of the Company at the time of the offer.

v) Not more than 50% of the shares available under the ESOS would be allocated, in aggregate, to the Executive Directors and Senior Management. In addition, not more than 10% of the shares available under the ESOS would be allocated to any individual Eligible Executive who, either singly or collectively through persons connected, holds 20% or more in the issued and paid up share capital of the Company.

vi) The price at which the Grantee is entitled to subscribe upon exercise of his rights under the Options shall be based on the weighted average market price of the Shares as shown in the Daily Official List of the Bursa Malaysia Berhad for the five (5) Market Days immediately preceding the Date of Offer. Notwithstanding this, the Options Price per Share shall in no event be less than the nominal value of the Shares.

vii) No options shall be granted for less than 1,000 shares and not more than 1,500,000 shares to any eligible employee.

viii) The Options granted can only be exercised by the Grantee in the third year from the Date of Offer and the number of new Shares comprised in the options which a Grantee can subscribe for from the third year onwards shall at all times be subjected to the following maximum percentage of new shares comprised in the options:

Year 1	**Year 2**	**Year 3**	**Year 4**	**Year 5**
-	-	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares

Year 6	**Year 7**	**Year 8**	**Year 9**	**Year 10**
12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% or balance of all options allotted

ix) All new ordinary shares issued upon exercise of the options granted under the ESOS will rank pari passu in all respects with the existing ordinary shares of the Company other than their entitlements to dividends, rights, allotments and/or other distributions, the entitlement date of which is prior to the date of allotment of the new shares and will be subject to all provisions of the Articles of Association of the Company relating to transfer, transmission and otherwise.

x) The options shall not have any right to vote at general meeting of the Company and the Grantees shall not be entitled to any dividends, right or other entitlements in respect of their unexercised options.

27. **SHARE CAPITAL (Cont'd)**

Set out below are details of options over the ordinary shares of the Company granted under the Previous ESOS and the ESOS:

Grant Date	Exercisable period	Subscription price RM	At start of the year '000	Granted/ Extended '000	Exercised '000	Lapsed '000	At end of the year '000
Financial year ended 31.12.2005							
ESOS							
2.9.2002	2.9.2004 to 11.8.2012	**10.32**	**13,548**	**1,451**	**(26)**	**(1,727)**	**13,246**
29.11.2002	29.11.2004 to 11.8.2012	**8.50**	**222**	**50**	**(10)**	**(56)**	**206**
17.12.2004	17.12.2006 to 11.8.2012	**9.49**	**1,576**	**-**	**-**	**(82)**	**1,494**
19.07.2005	19.07.2007 to 11.8.2012	**9.92**	**-**	**50**	**-**	**-**	**50**
			15,346	**1,551**	**(36)**	**(1,865)**	**14,996**

Option granted on 14 December 2005 pursuant to the Scheme in respect of 132,000 unissued ordinary shares of 50 sen each in the Company at an offer price of RM10.67 per share was still pending acceptance from the respective Executive Employees of the Company as at 31 December 2005. As at the date of this report, options in respect of 123,000 unissued ordinary shares of 50 sen each in the Company at an offer price of RM10.67 per share have been accepted.

Grant Date	Exercisable period	Subscription price RM	At start of the year '000	Granted/ Extended '000	Exercised '000	Lapsed '000	At end of the year '000
Financial year ended 31.12.2004							
Previous ESOS							
23.9.1994	22.9.1999 to 22.9.2004	16.77	100	-	-	(100)	-
ESOS							
2.9.2002	2.9.2004 to 11.8.2012	10.32	13,856	169	-	(477)	13,548
29.11.2002	29.11.2004 to 11.8.2012	8.50	232	-	-	(10)	222
17.12.2004	17.12.2006 to 11.8.2012	9.49	-	1,576	-	-	1,576
			14,088	1,745	-	(487)	15,346

The number of share options vested at the balance sheet date is 4.2 million shares (2004: Nil)

Details relating to options exercised during the financial year are as follows:

Exercise date	Fair value of shares at share issue date (RM/ share)	Subscription price (RM/ share)	Number of shares issued 2005	2004
February 2005	10.10	8.50	**2,000**	-
October – December 2005	10.10 to 11.50	8.50	**8,000**	-
October – December 2005	10.10 to 11.50	10.32	**26,000**	-
			36,000	-

	2005 RM'000	2004 RM'000
Ordinary share capital – at par	**18**	-
Share premium	**335**	-
Proceeds received on exercise of share options	**353**	-
Fair value at exercise date of shares issued	**390**	-

28. RESERVES

	Group		Company	
	2005	2004	**2005**	2004
Share Premium	**33.7**	33.3	**33.7**	33.3
Other Reserves:				
- Capital Redemption Reserves	**0.1**	0.1	**-**	-
- Reserve on Exchange Differences	**5.2**	6.4	**-**	-
- Equity portion of convertible bonds in associate	**19.7**	-	**-**	-
Unappropriated Profit	**4,970.8**	4,167.3	**6,366.2**	5,760.2
	5,029.5	4,207.1	**6,399.9**	5,793.5

Based on the prevailing tax rate applicable to dividends, the estimated tax credit position is sufficient to frank approximately RM5,232.8 million (2004: RM4,819.2 million) of the Company's unappropriated profit if distributed by way of dividends without additional tax liabilities being incurred.

In addition, the Company has tax exempt income as at 31 December 2005, available to frank as tax exempt dividends arising mainly from the Promotions of Investment Act, 1986 and the Income Tax (Amendment) Act, 1999 relating to tax on income earned in 1999 being waived, amounting to approximately RM1,840.1 million (2004: RM1,755.6 million). The estimated tax credit and tax exempt income are subject to agreement by the Inland Revenue Board.

29. OTHER LONG TERM LIABILITY

Other long term liability represents the advance membership fees relating to fees received on sale of time share units by a subsidiary offering a time-share ownership scheme. These fees are recognised as income over the next twenty four years from commencement of membership.

30. DEFERRED TAXATION

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred taxes relate to the same tax authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheet:

	Group		Company	
	2005	2004	**2005**	2004
Deferred tax liabilities:				
- subject to income tax	**(168.0)**	(152.1)	**(119.5)**	(106.8)
- subject to real property gain tax	**(5.1)**	(5.1)	**(2.2)**	(2.2)
	(173.1)	(157.2)	**(121.7)**	(109.0)
At 1 January:	**(157.2)**	(131.7)	**(109.0)**	(84.2)
(Charged)/Credited to income statement (Note 11):				
- property, plant and equipment	**(27.9)**	(23.0)	**(24.7)**	(22.3)
- provisions	**11.9**	-	**11.9**	-
- others	**0.1**	(2.5)	**0.1**	(2.5)
At 31 December	**(173.1)**	(157.2)	**(121.7)**	(109.0)

30. DEFERRED TAXATION (Cont'd)

	Group		Company	
	2005	2004	**2005**	2004
Subject to income tax:				
(i) Deferred tax assets (before offsetting)				
- Provisions	**11.9**	-	**11.9**	-
- Others	**1.8**	1.7	**1.8**	1.7
	13.7	1.7	**13.7**	1.7
- Offsetting	**(13.7)**	(1.7)	**(13.7)**	(1.7)
Deferred tax assets (after offsetting)	-	-	-	-
(ii) Deferred tax liabilities (before offsetting)				
- Property, plant and equipment	**(140.1)**	(112.2)	**(133.2)**	(108.5)
- Land held for property development	**(39.2)**	(39.2)	-	-
- Inventory – completed properties	**(2.4)**	(2.4)	-	-
	(181.7)	(153.8)	**(133.2)**	(108.5)
- Offsetting	**13.7**	1.7	**13.7**	1.7
Deferred tax liabilities (after offsetting)	**(168.0)**	(152.1)	**(119.5)**	(106.8)
Subject to real property gains tax:				
(iii) Deferred tax liability				
- Property, plant and equipment	**(5.1)**	(5.1)	**(2.2)**	(2.2)

The amount of unutilised tax losses and deductible temporary differences on property, plant and equipment for which no deferred tax asset is recognised in the balance sheet are as follows:

	Group		Company	
	2005	2004	**2005**	2004
Unutilised tax losses	**74.0**	68.6	-	-
Property, plant and equipment	**93.3**	95.7	-	-
Provision	**0.6**	-	-	-
	167.9	164.3	-	-

31. PROVISION FOR RETIREMENT GRATUITIES

	Group		Company	
	2005	2004	**2005**	2004
At 1 January	**31.3**	94.9	**29.9**	93.6
Charged to income statement	**9.5**	7.1	**8.9**	6.8
Paid during the financial year	**(1.4)**	(70.7)	**(1.4)**	(70.5)
At 31 December	**39.4**	31.3	**37.4**	29.9

See item (c) Employee Benefits under Note 3 – Significant Accounting Policies for details of the Retirement Gratuities scheme.

32. FINANCIAL INSTRUMENTS

As at the end of the financial year, the Group has the following financial instruments:

a) **Borrowings**

The Group has the following foreign currency borrowings as mentioned below which have not been hedged into Ringgit Malaysia. These foreign currency borrowings form the whole of the total borrowings as disclosed in Note 26:

At 31 December 2005

			Foreign currency (Mil)			Equivalent RM (Mil)
Currency	**Start date**	**Maturity dates**	**Hedged**	**Unhedged**	**Total**	**Total**
US Dollar	25/04/2001	25/04/2006	-	80.0	80.0	**302.3**
US Dollar	27/11/2002	28/11/2006 to 27/11/2007	-	26.5	26.5	**100.2**
US Dollar	24/11/2003	25/11/2006 to 24/11/2008	-	27.0	27.0	**102.0**
US Dollar	24/11/2003	25/11/2006 to 24/11/2008	-	7.8	7.8	**29.2**
Total						**533.7**

At 31 December 2004

			Foreign currency (Mil)			Equivalent RM (Mil)
Currency	**Start date**	**Maturity dates**	**Hedged**	**Unhedged**	**Total**	**Total**
US Dollar	25/04/2001	25/04/2005 to 25/04/2006	-	160.0	160.0	608.0
US Dollar	27/11/2002	28/11/2005 to 27/11/2007	-	39.8	39.8	151.1
US Dollar	24/11/2003	25/11/2005 to 24/11/2008	-	36.0	36.0	136.8
US Dollar	11/12/2003	12/12/2005 to 11/12/2008	-	10.4	10.4	39.3
US Dollar	08/04/2004	08/04/2004 to 08/04/2006	-	11.6	11.6	43.9
US Dollar	24/11/2004	24/05/2005	-	4.2	4.2	15.9
Total						995.0

As at 31 December 2005, the US Dollar ("USD") borrowings as shown above are obtained by three wholly-owned subsidiaries of the Company. These borrowings are guaranteed by the Company and are repayable in full on the respective maturity dates.

b) **Interest Rate Swaps ("IRS")**

The Group has entered into IRS contracts to manage the exposure of its borrowings to interest rate risks. With the IRS agreements, the Group receives interest at floating rate based on three months or six months London Interbank Offered Rates ("LIBOR") and pays interest at fixed rates or floating LIBOR in arrears capped at a maximum of 5% per annum rates on the agreed notional principal amounts.

As at the financial year end, the terms and notional principal amounts of the outstanding interest rate swap contracts of the Group are as follows:

	USD (Mil)	**Equivalent RM (Mil)**
At 31 December 2005		
Within one year	**104.9**	**396.1**
More than one year and less than 5 years	**36.4**	**137.6**
	141.3	**533.7**
At 31 December 2004		
Within one year	104.8	398.4
More than one year and less than 5 years	141.3	536.8
	246.1	935.2

32. **FINANCIAL INSTRUMENTS (Cont'd)**

b) Interest Rate Swaps ("IRS") (Cont'd)

The effect of the above interest rate swaps is to effectively hedge the interest rate payable on the foreign currencies borrowings mentioned in Note (a) above. Of the above IRS, USD26.5 million (RM100.2 million) (2004: USD39.8 million (RM151.1 million)) refer to IRS that serve to convert the borrowings from floating rate to floating rate in arrears subjected to a maximum ("cap") on the LIBOR of 5% per annum.

The fair value of the outstanding interest rate swap contracts of the Group which has not been recognised at the balance sheet date was a favourable net position of RM4.9 million (2004: unfavourable net position of RM4.7 million).

c) Forward Foreign Currency Contracts

As at the end of the current financial year, the Group does not have any outstanding forward foreign currency contracts.

At 31 December 2004

Currency	Transaction dates	Expiry Dates	Contract Amounts (Mil)	Equivalent RM (Mil)
USD	01/10/2004 – 04/11/2004	25/1/05 – 25/7/05	4.9	18.7

As the above foreign currency contracts are entered into to cover the Group's commitments in foreign currencies, the contracted rates will be used to translate the underlying foreign currency transactions into Ringgit Malaysia. The above contracts are entered into with licensed banks.

The fair value of the forward foreign currency contracts of the Group which has not been recognised at the balance sheet date in the previous year was an unfavourable net position of RM61,200.

33. CAPITAL COMMITMENTS

	Group		Company	
	2005	2004	**2005**	2004
Authorised property, plant and equipment expenditure not provided for in the financial statements:				
- contracted	**140.9**	150.4	**102.7**	47.9
- not contracted	**363.5**	455.1	**320.3**	412.5
	504.4	605.5	**423.0**	460.4

34. CONTINGENT LIABILITY (UNSECURED) AND CONTINGENT ASSETS

At 31 December 2005, the Company had contingent liability in respect of guarantees issued to financial institutions for loan facilities extended to subsidiaries as follows:

(a) Term Loan Facility granted to a subsidiary amounting to RM302.3 million (2004: RM608.0 million).

(b) Term Loan Facility granted to a subsidiary amounting to RM131.2 million (2004: RM176.1 million).

(c) Term Loan Facility granted to a subsidiary amounting to RM100.2 million (2004: RM151.1 million).

The details of the loans are disclosed in Note 26 and Note 32. It is anticipated that no material liabilities will arise as a result of these guarantees.

34. CONTINGENT LIABILITY (UNSECURED) AND CONTINGENT ASSETS (Cont'd)

There were no material changes in the contingent liabilities or contingent assets since the last financial year ended 31 December 2004 except for the following contingent asset as disclosed below:

(a) Resorts World Limited ("RWL"), an indirect wholly-owned subsidiary of the Company, had in November 2000 disposed its interest of 10.3 million shares of NCL Holding ASA to Arrasas Limited ("Arrasas"), a wholly-owned subsidiary of Star Cruises Limited, which in turn is a 36% associate of the Group, at Norwegian Kroner ("NOK") 15 per share. The valuation proceedings at the Oslo City Court, ongoing since October 2001, culminated in the valuation court's decision on 5 December 2003, which fixed the redemption price at NOK 25 per share. On 8 January 2004, Arrasas appealed the decision. On 28 June 2005, the Appeal Court ruled that the redemption price for the shares is fixed at NOK16.50 per share.

Consequently, the Group has received an additional payment for the disposal of above-mentioned investment amounting to USD2.4 million (RM9.0 million) on 15 August 2005 and the additional gain was recognised in the financial statements.

35. SIGNIFICANT NON-CASH TRANSACTIONS

Group

The followings are significant non-cash transactions of the Group:

(a) Borrowings of the Group reclassified from non-current to current amounted to RM396.1 million (2004: RM398.4 million).

(b) On 6 May 2005, the Group announced that Resorts World Limited ("RWL"), an indirect wholly-owned subsidiary of the Company, has entered into a Share Sale and Purchase Agreement ("SSPA") to dispose of its equity interest of 26,343,468 ordinary shares of 5p each in London Clubs International plc to Palomino Limited, an Isle of Man incorporated company, wholly-owned by Genting International P.L.C. ("GIPLC"), for a consideration of £31.7m (approximately RM228.8 million). The sales consideration was satisfied by the issuance of 329,087,489 new ordinary shares of US$0.10 each in GIPLC at an issue price of US$0.183 per GIPLC share.

(c) On 13 May 2005, the Group announced that RWL had entered into a SSPA with GIPLC for the disposal of its entire equity interest in Geremi Ltd, for a sale consideration of USD4.6 million. As a result of the Proposed Disposal, the Group will effectively dispose of its 20% equity interest in E-Genting Holdings Sdn Bhd, comprising 62,500 ordinary shares of RM1 each. The sale consideration was satisfied through the issuance of 26,136,364 new GIPLC Shares at an issue price of USD0.176 each. The sale was completed on 30 June 2005.

Company

The principal non-cash transactions during the year are acquisition of equities in direct subsidiaries as follows:

(a) Acquisition of 10,000 Redeemable Convertible Non-Cumulative ("RCNC") preference shares of RM1 each at a premium of RM999 per share in Awana Vacation Resorts Development Berhad, a direct wholly-owned subsidiary of the Company, amounting to RM10,000,000.

(b) Acquisition of 71,000 6% Redeemable Non-Convertible Cumulative preference shares of RM1 each at a premium of RM999 per share in First World Hotels & Resorts Sdn Bhd, a direct wholly-owned subsidiary of the Company, amounting to RM71,000,000.

(c) Acquisition of 4,759 RCNC preference shares of RM1 each at a premium of RM999 per share in Genting Centre of Excellence Sdn Bhd, a direct wholly-owned subsidiary of the Company, amounting to RM4,759,000.

(d) Acquisition of 65,900 RCNC preference shares of RM1 each at a premium of RM999 per share in Genting Golf Course Bhd, a direct wholly-owned subsidiary of the Company, amounting to RM65,900,000.

(e) Acquisition of 1,050 RCNC preference shares of RM1 each at a premium of RM999 per share in Genting Irama Sdn Bhd, a direct wholly-owned subsidiary of the Company, amounting to RM1,050,000.

(f) Acquisition of 12,354 RCNC preference shares of RM1 each at a premium of RM999 per share in Genting Utilities & Services Sdn Bhd, a direct wholly-owned subsidiary of the Company, amounting to RM12,354,000.

35. SIGNIFICANT NON-CASH TRANSACTIONS (Cont'd)

(g) Acquisition of 25,091 RCNC preference shares of RM1 each at a premium of RM999 per share in Ikhlas Tiasa Sdn Bhd, a direct wholly-owned subsidiary of the Company, amounting to RM25,091,000.

(h) Acquisition of 4,140 6% RCNC preference shares of RM1 each at a premium of RM999 per share in Leisure Café & Concept Sdn Bhd, a direct wholly-owned subsidiary of the Company, amounting to RM4,140,000.

(i) Acquisition of 19,970 RCNC preference shares of RM1 each at a premium of RM999 per share in Resorts Tavern Sdn Bhd, a direct wholly-owned subsidiary of the Company, amounting to RM19,970,000.

(j) Acquisition of 6,018 RCNC preference shares of RM1 each at a premium of RM999 per share in Setiabahagia Sdn Bhd, a direct wholly-owned subsidiary of the Company, amounting to RM6,018,000.

(k) Acquisition of 96 RCNC preference shares of RM1 each at a premium of RM999 per share in Setiaseri Sdn Bhd, a direct wholly-owned subsidiary of the Company, amounting to RM96,000.

(l) Acquisition of 76,060 6% Redeemable Non-Convertible Non-Cumulative preference shares of RM1 each at a premium of RM999 per share in Sierra Springs Sdn Bhd, a direct wholly-owned subsidiary of the Company, amounting to RM76,060,000.

36. SIGNIFICANT RELATED PARTY DISCLOSURES

On 30 June 2005, the Company disposed of its entire equity interest in E-Genting Holdings Sdn Bhd, an associate, comprising 62,500 ordinary shares of RM1 each to Geremi Ltd for a sale consideration of USD4.6 million (RM17,480,000). The sale consideration of USD4.6 million (equivalent to RM17,480,000) to be paid by Geremi Ltd to the Company was satisfied through the assignment of the sale consideration to Sierra Springs Sdn Bhd ("SSSB"), a wholly-owned subsidiary of the Company and in return thereof SSSB issued and allotted 17,480 new 6% non-convertible non-cumulative redeemable preference shares ["SSSB Preference Share(s)"] of RM1 each at a premium of RM999 per SSSB Preference Share to the Company. The sale consideration was disclosed as part of the Company's acquisition in Sierra Springs Sdn Bhd as disclosed in Note 35 (l) above.

In the normal course of business, the Company and the Group undertakes on agreed terms and prices, transactions with its related companies and other related parties.

In addition to related party disclosures mentioned elsewhere in the financial statements, set out below are other significant related party transactions and balances. The related party transactions described below were carried out on terms and conditions obtainable in transactions with unrelated parties unless otherwise stated.

The immediate and ultimate holding company of the Company is Genting Berhad ("GB"), a company incorporated in Malaysia.

Tan Sri Lim Kok Thay is the Chairman, President and Chief Executive, shareholder and share option holder of both GB and the Company; the Chairman, shareholder and share option holder of Genting International P.L.C. ("GIPLC"); a director of Resorts World Limited and also the Chairman, President and Chief Executive Officer, shareholder and share option holder of Star Cruises Limited ("SCL"). He is a director of Golden Hope Limited ("GHL") and has a deemed interest in the units of the Golden Hope Unit Trust ("GHUT"), of which GHL, acting as trustee, is a substantial shareholder of SCL, by virtue of being a beneficiary of a discretionary trust which holds the units in the GHUT.

Tun Mohammed Hanif bin Omar is the Deputy Chairman, shareholder and share option holder of both GB and the Company; and a share option holder of GIPLC.

Mr Quah Chek Tin, the Executive Director and Chief Operating Officer and shareholder of the Company, is also the Executive Director, shareholder and share option holder of GB; a share option holder of GIPLC and a director of Genting Hotel & Resorts Management Sdn Bhd and Oakwood Sdn Bhd.

Mr Justin Tan Wah Joo, a Non-Executive Director and share option holder of the Company is also a shareholder and share option holder of GB; the Managing Director, shareholder and share option holder of GIPLC; a director of Resorts World Limited, E-Genting Holdings Sdn Bhd, Genting Information Knowledge Enterprise Sdn Bhd and E-Genting Sdn Bhd respectively. He resigned as a Director with effect from 1 January 2006.

Tan Sri Alwi Jantan, an Executive Director of the Company is also a share option holder of GIPLC.

36. **SIGNIFICANT RELATED PARTY DISCLOSURES (Cont'd)**

Tan Sri Dr. Lin See Yan is a Non-Executive Director of both GB and the Company; and a share option holder of GIPLC.

Tan Sri Wan Sidek bin Hj Wan Abdul Rahman is a Non-Executive Director of the Company; and a share option holder of GIPLC.

Tan Sri Clifford Francis Herbert is a Non-Executive Director of the Company; and a share option holder of GIPLC.

General (R) Tan Sri Mohd Zahidi bin Hj Zainuddin is a Non-Executive Director of the Company; and a share option holder of GIPLC.

			2005	2004
(a)	**Rendering of services**			
	Air ticketing and transportation services rendered by Resorts World Tours Sdn Bhd, a wholly-owned subsidiary of the Company, to Star Cruises Limited and its subsidiaries, an indirect associate of the Company.		**3.0**	2.0
(b)	**Purchase of goods and services**			
	(i)	Provision of shared services in relation to tax, treasury, internal audit, corporate affairs, secretarial and human resource functions based on mutually agreed terms and prices by Genting Berhad ("GB") to the Company and the Group.	**4.1**	3.5
	(ii)	Provision of goods and services from E-Genting Holdings Sdn Bhd ("E-Genting"), a direct wholly-owned subsidiary of GB to the Company and the Group.		
		- Purchase of information technology products.	**-**	2.3
		- Provision of consultancy, research and development services for themed entertainment lounges.	**3.2**	-
	(iii)	Provision of information technology support and maintenance services for Customer Relationship Management solution; information technology development, support and maintenance services for hotel property management solutions, Web, eCommerce and other software and hardware related services as well as services through Customer Interaction Centre by Genting Information Knowledge Enterprise Sdn Bhd ("GIKE"), a wholly-owned subsidiary of E-Genting, to the Company and the Group based on mutually agreed terms and prices.	**15.2**	15.4
	(iv)	Provision of information technology consultation, implementation, support and maintenance services for Enterprise Resource Planning solution, hardware shared services, information technology administration and first-line application support service, system research and development and information technology related management and advisory services by E-Genting Sdn Bhd ("EGSB"), a wholly-owned subsidiary of E-Genting, to the Company and the Group based on mutually agreed terms and price.	**14.5**	9.3
	(v)	Provision of management and promotion of loyalty program for the Company and the Group's WorldCard by Genting WorldCard Services Sdn Bhd ("GWSSB"), a wholly-owned subsidiary of E-Genting, to the Company and the Group based on mutually agreed terms and prices. This includes the participation by the Company and the Group in the WorldCard Programme operated by GWSSB.	**5.7**	6.1

36. SIGNIFICANT RELATED PARTY DISCLOSURES (Cont'd)

		2005	2004
(c)	**Rental and related services**		
(i)	Rental of premises and provision of connected services by the Company to Oriregal Creations Sdn Bhd ("Oriregal"). Puan Sri Lim (Nee Lee), the mother of Tan Sri Lim Kok Thay, is a director and substantial shareholder of Oriregal. Rental of space to third parties is negotiated based on, amongst other factors, space, size, location and nature of businesses operated by the tenants. Businesses operated by Oriregal provide basic shopping facilities to visitors and basic canteen facilities primarily catered to staff working at Genting Highlands Resort. These facilities have been long established and the rentals have been negotiated on this basis taking into account the other aforementioned factors. The rental charges to Oriregal are transacted at commercial rates except for the rentals at the premises of Genting Hotel and the Highlands Hotel which are 38% lower than the comparable range of commercial rate charged to other tenants respectively as a larger space is occupied. The rental of premises at the Resort Hotel is 71% lower than similar premises as they are located at a low traffic area.	**1.1**	1.3
(ii)	Letting of office space and provision of connected services by Oakwood Sdn Bhd, a wholly-owned subsidiary of GB, to the Company and the Group.	**2.9**	2.9
(d)	**License agreement**		
	Licensing fees paid to GB for the use of name and accompanying logo of "Genting" and "Awana" by the Company and the Group based on agreed terms and prices.	**115.7**	94.5
(e)	**Sales and Marketing arrangements**		
	Provision of services as the exclusive international sales and marketing coordinator for Genting Highlands Resort by Genting International P.L.C. ("GIPLC"), a 58.55% owned subsidiary of GB, to the Company and the Group based on agreed terms and prices.	**39.6**	32.3
(f)	**Management agreements**		
(i)	Provision of technical know-how and management expertise in the resort's operations of Genting Highlands Resort by Genting Hotel & Resorts Management Sdn Bhd, a wholly-owned subsidiary of GB based on agreed terms and rates.	**288.3**	231.2
(ii)	Provision of technical know-how and management expertise in the resort's operations for Awana chain of hotels and resorts as well as the Time Sharing Scheme for Awana Vacation Resorts Development Berhad by Awana Hotels & Resorts Management Sdn Bhd, an indirect wholly-owned subsidiary of GB based on agreed terms and rates.	**1.7**	1.8

37. SUBSIDIARIES

	Effective Percentage of Ownership		Country of Incorporation	Principal Activities
	2005	2004		
Direct Subsidiaries				
Awana Vacation Resorts Development Berhad	**100**	100	Malaysia	Proprietary timeshare ownership scheme
Delquest Sdn Bhd	**100**	100	Malaysia	Investments
Eastern Wonder Sdn Bhd	**100**	-	Malaysia	Support services
First World Hotels & Resorts Sdn Bhd	**100**	100	Malaysia	Hotel business
Genting Entertainment Sdn Bhd	**100**	100	Malaysia	Show agent
Gentinggi Sdn Bhd	**100**	100	Malaysia	Investment holding
Genting Golf Course Bhd	**100**	100	Malaysia	Condotel and hotel business, golf resort and property development
Genting Highlands Berhad	**100**	100	Malaysia	Land and property development
Genting Irama Sdn Bhd	**100**	100	Malaysia	Investment holding
Genting Leisure Sdn Bhd	**100**	100	Malaysia	Investment holding
Genting Skyway Sdn Bhd	**100**	100	Malaysia	Provision of cable car management services
Genting Studio Sdn Bhd	**100**	100	Malaysia	Dormant
Genting Theme Park Sdn Bhd	**100**	100	Malaysia	Pre-operating
Genting Utilities & Services Sdn Bhd	**100**	100	Malaysia	Provision of utilities services
GHR Risk Management (Labuan) Limited	**100**	100	Labuan, Malaysia	Offshore captive insurance
Ikhlas Tiasa Sdn Bhd	**100**	100	Malaysia	Pre-operating
Kijal Facilities Services Sdn Bhd	**100**	100	Malaysia	Property management
Leisure & Cafe Concept Sdn Bhd	**100**	100	Malaysia	Karaoke business
Resorts International (Labuan) Limited	**100**	100	Labuan, Malaysia	Offshore financing
Resorts Tavern Sdn Bhd	**100**	100	Malaysia	Land and property development
Resorts World (Labuan) Limited	**100**	100	Labuan, Malaysia	Offshore financing
Resorts World Spa Sdn Bhd	**100**	100	Malaysia	Pre-operating
Resorts World Tours Sdn Bhd	**100**	100	Malaysia	Provision of tour and travel related services
RWB (Labuan) Limited	**100**	100	Labuan, Malaysia	Offshore financing
Seraya Mayang Sdn Bhd	**100**	100	Malaysia	Investment holding
Setiabahagia Sdn Bhd	**100**	100	Malaysia	Property investment
Setiaseri Sdn Bhd	**100**	100	Malaysia	Property investment
Sierra Springs Sdn Bhd	**100**	100	Malaysia	Investment holding
Stake Excellent Sdn Bhd	**100**	-	Malaysia	Support services
Vestplus Sdn Bhd	**100**	100	Malaysia	Property investment
* Vestplus (Hong Kong) Limited	**100**	100	Hong Kong, SAR	Pre-operating
* Vestplus (Thailand) Limited	**91**	91	Thailand	Pending liquidation
Genting Centre of Excellence Sdn Bhd	**100**	70	Malaysia	Training services
Indirect Subsidiaries				
* Best Track International Limited	**100**	100	Mauritius	Pre-operating
Genasa Sdn Bhd	**100**	100	Malaysia	Sale and letting of apartment
Genas Sdn Bhd	**100**	100	Malaysia	Pre-operating
Genawan Sdn Bhd	**100**	100	Malaysia	Pre-operating
Genmas Sdn Bhd	**100**	100	Malaysia	Sale and letting of land and property
Gensa Sdn Bhd	**100**	100	Malaysia	Sale and letting of land and property
Gentasa Sdn Bhd	**100**	100	Malaysia	Pre-operating
Gentas Sdn Bhd	**100**	100	Malaysia	Pre-operating

37. SUBSIDIARIES (Cont'd)

	Effective Percentage of Ownership 2005	2004	Country of Incorporation	Principal Activities
Indirect Subsidiaries (Cont'd)				
Genting Administrative Services Sdn Bhd	**100**	100	Malaysia	Investment holding
Gentinggi Quarry Sdn Bhd	**100**	100	Malaysia	Pre-operating
Genting World Sdn Bhd	**100**	100	Malaysia	Leisure and entertainment business
Geremi Limited	**-**	100	Isle of Man	Disposed during the year
Kijal Resort Sdn Bhd	**100**	100	Malaysia	Property development and property management
* Lafleur Limited	**100**	100	Isle of Man	Investment holding
Merriwa Sdn Bhd	**100**	100	Malaysia	Pre-operating
Papago Sdn Bhd	**100**	100	Malaysia	Resorts and hotel business
Resorts Facilities Services Sdn Bhd	**100**	100	Malaysia	Property management
* Resorts Overseas Investments Limited	**100**	100	Isle of Man	Investment holding
* Resorts World Limited	**100**	100	Isle of Man	Investment holding
Resorts World Properties Sdn Bhd	**100**	100	Malaysia	Investment holding
* R.W. Investments Limited	**100**	100	Isle of Man	Investment holding
* R.W. Overseas Investments Limited	**100**	100	Isle of Man	Investment holding
Twinmatics Sdn Bhd	**100**	100	Malaysia	Pre-operating
Widuri Pelangi Sdn Bhd	**100**	100	Malaysia	Golf resort and hotel business
Bandar Pelabuhan Sdn Bhd	**60**	60	Malaysia	Investment holding
Hitechwood Sdn Bhd	**60**	60	Malaysia	Pre-operating
Jomara Sdn Bhd	**60**	60	Malaysia	Pre-operating
Laserwood Sdn Bhd	**60**	60	Malaysia	Pre-operating
Neutrino Space Sdn Bhd	**60**	60	Malaysia	Pre-operating
Possible Affluent Sdn Bhd	**60**	60	Malaysia	Pre-operating
Rapallo Sdn Bhd	**60**	60	Malaysia	Pre-operating
Space Fair Sdn Bhd	**60**	60	Malaysia	Pre-operating
Sweet Bonus Sdn Bhd	**60**	60	Malaysia	Letting of land
Tullamarine Sdn Bhd	**60**	60	Malaysia	Pre-operating
Twinkle Glow Sdn Bhd	**60**	60	Malaysia	Pre-operating
Vintage Action Sdn Bhd	**60**	60	Malaysia	Pre-operating
Waxwood Sdn Bhd	**60**	60	Malaysia	Pre-operating
Yarrawin Sdn Bhd	**60**	60	Malaysia	Pre-operating

* The financial statements of these companies are audited by member firms of PricewaterhouseCoopers International Limited which are separate and independent legal entities from PricewaterhouseCoopers, Malaysia.

Statement On Directors' Responsibility

pursuant to paragraph 15.27(a) of the listing requirements of the Bursa Malaysia Securities Berhad

As required under the Companies Act, 1965 ("Act"), the Directors of Resorts World Bhd have made a statement expressing an opinion on the financial statements. The Board is of the opinion that the financial statements have been drawn up in accordance with MASB approved accounting standards in Malaysia so as to give a true and fair view of the financial position of the Group and of the Company for the financial year ended 31 December 2005.

In the process of preparing these financial statements, the Directors have reviewed the accounting policies and practices to ensure that they were consistently applied throughout the year. In cases where judgement and estimates were made, they were based on reasonableness and prudence.

Additionally, the Directors have relied on the system of internal controls to ensure that the information generated for the preparation of the financial statements from the underlying accounting records is accurate and reliable.

This statement is made in accordance with a resolution of the Board dated 22 February 2006.

Statutory Declaration

pursuant to section 169(16) of the Companies Act, 1965

I, **KOH POY YONG**, the Officer primarily responsible for the financial management of **RESORTS WORLD BHD**, do solemnly and sincerely declare that the financial statements set out on pages 50 to 91 are, to the best of my knowledge and belief, correct and I make this solemn declaration conscientiously believing the same to be true, and by virtue of the provisions of the Statutory Declarations Act, 1960.

Subscribed and solemnly declared by the abovenamed)
KOH POY YONG at KUALA LUMPUR on 22 February 2006) **KOH POY YONG**

Before me,

DATO' NG MANN CHEONG
Commissioner for Oaths
Kuala Lumpur

Report Of The Auditors

to the members of Resorts World Bhd

We have audited the financial statements set out on pages 50 to 91. These financial statements are the responsibility of the Company's Directors. It is our responsibility to form an independent opinion based on our audit on these financial statements and to report our opinion to you, as a body, in accordance with Section 174 of the Companies Act, 1965 and for no other purpose. We do not assume responsibility to any other person for the content of this report.

We conducted our audit in accordance with approved auditing standards in Malaysia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements have been prepared in accordance with the provisions of the Companies Act, 1965 and MASB approved accounting standards in Malaysia so as to give a true and fair view of:

i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements; and

ii) the state of affairs of the Group and Company as at 31 December 2005 and of the results and cash flows of the Group and Company for the financial year ended on that date;

and

(b) the accounting and other records and the registers required by the Act to be kept by the Company and by the subsidiaries of which we have acted as auditors have been properly kept in accordance with the provisions of the Act.

The names of the subsidiaries of which we have not acted as auditors are indicated in Note 37 to the financial statements. We have considered the financial statements of these subsidiaries and the auditors' reports thereon.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the Company's financial statements are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification and did not include any comment made under subsection 3 of Section 174 of the Act.

PRICEWATERHOUSECOOPERS
(No. AF: 1146)
Chartered Accountants

ERIC OOI LIP AUN
(No. 1517/06/06 (J))
Partner of the firm

Kuala Lumpur
22 February 2006

Ten-Year Summary

Amount in RM million unless otherwise stated	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
Revenue	**3,614.0**	2,838.9	2,708.4	2,781.5	2,503.1	2,337.9	2,178.5	2,514.9	3,038.7	2,105.9
Profit/(loss) from ordinary activities before taxation*	**1,305.8**	833.9	758.7	939.6	605.4	(646.6)	648.1	371.8	1,090.9	802.9
Taxation*	**(337.6)**	(80.9)	(249.3)	(296.7)	(253.2)	(228.8)	(1.6)	(221.7)	(223.8)	(232.5)
Profit/(loss) from ordinary activities after taxation*	**968.2**	753.0	509.4	642.9	352.2	(875.4)	646.5	150.1	867.1	570.4
Net profit/(loss) for the financial year*	**968.6**	753.4	509.8	643.3	352.6	(875.8)	646.5	149.7	868.0	570.4
Share capital	**545.9**	545.9	545.9	545.9	545.9	545.9	545.9	545.9	545.9	545.9
Unappropriated profit*	**4,970.8**	4,167.3	3,559.4	3,187.2	2,673.5	2,446.7	3,464.1	2,951.2	2,958.7	2,247.3
Others reserves	**58.7**	39.8	40.1	36.3	37.6	37.6	37.5	37.5	33.3	33.3
Shareholders' equity*	**5,575.4**	4,753.0	4,145.4	3,769.4	3,257.0	3,030.2	4,047.5	3,534.6	3,537.9	2,826.5
Minority interest	**8.5**	8.9	9.3	9.7	10.1	10.5	183.1	11.7	1.2	1.3
Long term liabilities*	**382.1**	803.0	1,121.6	1,436.3	1,652.0	510.0	186.3	177.2	171.3	140.0
Capital employed*	**5,966.0**	5,564.9	5,276.3	5,215.4	4,919.1	3,550.7	4,416.9	3,723.5	3,710.4	2,967.8
Property, plant and equipment	**3,542.2**	3,383.9	3,277.5	3,226.1	3,261.4	2,915.3	2,561.3	2,389.7	2,168.3	1,779.1
Land held for property development	**186.1**	186.1	201.2	201.2	202.5	202.1	220.8	219.1	217.5	215.9
Investment properties	**-**	-	-	-	-	-	-	76.4	76.4	79.7
Jointly controlled entity	**1.1**	-	-	-	-	-	-	-	-	-
Associates	**2,093.2**	2,070.3	2,048.4	1,910.4	1,591.9	1,564.9	998.8	920.1	-	-
Other long term investments	**249.5**	3.3	3.1	3.2	3.6	110.4	162.6	2.2	116.2	2.2
Long term receivables	**13.5**	17.3	14.9	13.8	12.1	10.1	3.7	-	-	-
	6,085.6	5,660.9	5,545.1	5,354.7	5,071.5	4,802.8	3,947.2	3,607.5	2,578.4	2,076.9
Net current (liabilities) / assets	**(119.6)**	(96.0)	(268.8)	(139.3)	(152.4)	(1,252.1)	469.7	116.0	1,132.0	890.9
Employment of capital	**5,966.0**	5,564.9	5,276.3	5,215.4	4,919.1	3,550.7	4,416.9	3,723.5	3,710.4	2,967.8
Basic Earnings / [loss] per share (sen) *	**88.7**	69.0	46.7	58.9	32.3	(80.2)	59.2	13.7	79.5	52.2
Net dividend per share (sen)	**17.3**	14.4	13.0	12.6	11.5	11.5	13.0	12.2	14.6	14.4
Dividend cover (times)*	**5.1**	4.8	3.6	4.7	2.8	N/A	4.6	1.1	5.4	3.6
Current ratio	**0.9**	0.9	0.8	0.9	0.8	0.3	1.8	1.1	2.6	2.5
Net assets per share (RM)	**5.11**	4.35	3.80	3.45	2.98	2.78	3.71	3.24	3.24	2.59
Net tangible assets per share (RM)*	**5.11**	4.35	3.80	3.45	2.98	2.78	3.71	3.24	3.24	2.59
Return / [loss] (after tax and minority interests on average shareholders' equity - %)*	**18.8**	16.9	12.9	18.3	11.2	(24.7)	17.1	4.2	27.3	21.8
Market share price - highest (RM)	**11.70**	11.70	11.90	12.00	7.95	15.50	18.00	9.55	13.30	15.90
Market share price - lowest (RM)	**9.25**	8.30	7.55	6.05	5.00	5.70	8.75	2.85	4.08	11.30

Certain figures relating to the previous years have been reclassified/adjusted to conform with the current year's presentation.

* Figures are adjusted retrospectively in adoption of MASB 25 - Income Taxes. In compliance with this standard, deferred tax liabilities and/or assets are recognised for all temporary differences and this has been applied retrospectively by the Group. However, deferred tax assets are recognised only when it is probable that taxable profits will be available against which the deferred tax assets can be utilised. Deferred tax liability in respect of asset revaluations is also recognised.

N/A: Not Applicable

List of Properties Held
as at 31 December 2005

LOCATION	TENURE	APPROXIMATE AREA	DESCRIPTION	NET BOOK VALUE AS AT 31 DEC 2005 (RM'million)	AGE OF BUILDING (Years)	YEAR OF ACQUISITION
MALAYSIA						
STATE OF PAHANG DARUL MAKMUR						
1 Genting Highlands, Bentung	Freehold	Built-up : 100,592 sq.metres	18-storey Genting Hotel Complex	211.0	24	1982
2 Genting Highlands, Bentung	Freehold	Built-up : 95,485 sq.metres	23-storey Resort Hotel & Car Park II	136.7	13	1992
3 Genting Highlands, Bentung	Freehold	Built-up : 392,469 sq.metres	22-storey First World Hotel & Car Park V	979.7	6	2000
4 Genting Highlands, Bentung	Freehold	Built-up : 20,516 sq.metres	23-storey Awana Tower Hotel	27.5	12	1993
5 Genting Highlands, Bentung	Freehold	Built-up : 19,688 sq.metres	10-level Theme Park Hotel	30.4	34	1989
6 Genting Highlands, Bentung	Freehold	Built-up : 11,902 sq.metres	10-level Theme Park Hotel - Valley Wing	10.9	30	1989
7 Genting Highlands, Bentung	Freehold	Built-up : 29,059 sq.metres	16-storey Residential Staff Complex I	8.3	22	1989
8 Genting Highlands, Bentung	Freehold	Built-up : 28,804 sq.metres	19-storey Residential Staff Complex II	17.0	13	1992
9 Genting Highlands, Bentung	Freehold	Built-up : 89,392 sq.metres	16-storey Residential Staff Complex III & Car Park III	65.1	13	1992
10 Genting Highlands, Bentung	Freehold	Built-up : 41,976 sq.metres	25-storey Residential Staff Complex V	56.1	9	1996
11 Genting Highlands, Bentung	Freehold	Built-up : 4,119 sq.metres	5-storey Ria Staff Residence	0.4	33	1989
12 Genting Highlands, Bentung	Freehold	Built-up : 4,109 sq.metres	5-storey Sri Layang Staff Residence	20.9	11	1989
13 Genting Highlands, Bentung	Freehold	Built-up : 18,397 sq.metres	8-level Car Park I	2.1	22	1989
14 Genting Highlands, Bentung	Freehold	Built-up : 1,086 sq.metres	5-storey Bomba Building	0.8	22	1989
15 Genting Highlands, Bentung	Freehold	Built-up : 1,503 sq.metres	Petrol Station	2.4	7	1999
16 Genting Highlands, Bentung	Freehold	Built-up : 4,151 sq.metres	3-storey Lakeside Teahouse	3.7	18	1989
17 Genting Highlands, Bentung	Freehold	Lake : 2 hectares	Man-made Lake	0.7	-	1989
18 Genting Highlands, Bentung	Freehold	Built-up : 2,769 sq.metres	4-storey Staff Recreation Centre	3.4	13	1992
19 Genting Highlands, Bentung	Freehold	Built-up : 540 sq.metres	1 unit of Kayangan Apartment	0.2	25	1989
			1 unit of Kayangan Apartment	0.2	25	1990
20 Genting Highlands, Bentung	Freehold	Built-up : 7,666 sq.metres	Awana Golf & Country Resort Complex	20.7	19	1989
21 Genting Highlands, Bentung	Freehold	Built-up : 17,010 sq.metres	174 units of Awana Condominium	25.0	19	1989
22 Genting Highlands, Bentung	Freehold	Built-up : 9,153 sq.metres	82 units of Ria Apartment (Pahang Tower)	13.2	19	1989
23 Genting Highlands, Bentung	Freehold	Land : 3,286 hectares	7 plots of land & improvements	256.5	-	1989
			1 plot of land & improvements	6.0	-	1996
			10 plots of land & improvements	52.1	-	1989
			1 plot of land & improvements	0.1	-	1991
			66 plots of land & improvements	231.1	-	1989
			3 plots of land & improvements	24.9	-	2002
			13 plots of land & improvements	9.8	-	1996
24 Genting Highlands, Bentung	Leasehold (unexpired lease period of 88 years)	Land : 6 hectares	2 plots of land & improvements	0.4	-	1994
25 Genting Highlands, Bentung	Leasehold (unexpired lease period of 53 years)	Land : 5 hectares	3 plots of land	0.6	-	1995
26 Genting Highlands, Bentung	Leasehold (unexpired lease period of 85 years)	Land : 3 hectares	1 plot of educational land	1.3	-	2000
27 Bukit Tinggi, Bentung	Leasehold (unexpired lease period of 89 years)	Built-up : 49 sq.metres	1 unit of Meranti Park Apartment, Bukit Tinggi Resort	0.1	6	1999
28 Mentakab, Temerloh	Freehold	Land : 84 hectares	Vacant housing development land	4.6	-	1989
STATE OF SELANGOR DARUL EHSAN						
1 Genting Highlands, Hulu Selangor	Freehold	Built-up : 149,941 sq.metres	28-storey Highlands Hotel & Car Park IV	419.5	9	1997
2 Genting Highlands, Hulu Selangor	Freehold	Land : 6 hectares	1 plot of building land	6.1	-	1993
		Built-up : 47,715 sq.metres	5-storey Genting Skyway Station Complex with 4-level of basement carpark	72.3	9	1997
3 Genting Highlands, Hulu Selangor	Freehold	Built-up : 3,008 sq.metres	2-storey and 4-storey Gohtong Jaya Security Buildings	6.0	8	1998
4 Genting Highlands, Hulu Selangor	Freehold	Built-up : 8,485 sq.metres	74 units of Ria Apartment (Selangor Tower)	11.7	19	1989
5 Genting Highlands, Hulu Selangor	Freehold	Land : 598 hectares	3 plots of building land	12.3	-	1989
			10 plots of building land	41.8	-	1996
			7 plots of building land	10.4	-	1993
6 Genting Highlands, Gombak	Freehold	Land : 394 hectares	2 plots of vacant building land	28.8	-	1996
7 Batang Kali, Hulu Selangor	Freehold	Land : 9 hectares	1 plot of vacant agriculture land	2.1	-	1994
8 Ulu Yam, Hulu Selangor	Freehold	Land : 38 hectares	1 plot of vacant building land	15.0	-	1994
9 Ulu Yam, Hulu Selangor	Freehold	Land : 4 hectares	3 plots of vacant agriculture land	1.0	-	1994
10 Pulau Indah, Klang	Leasehold (unexpired lease period of 90 years)	Land : 47 hectares	13 plots of vacant industrial land & improvements	46.3	-	1997
FEDERAL TERRITORY OF KUALA LUMPUR						
1 Taman U Thant, Kuala Lumpur	Freehold	Built-up : 178 sq.metres	1 unit of Desa Angkasa Apartment	0.2	19	1988
STATE OF TERENGGANU DARUL IMAN						
1 Kijal, Kemaman	Leasehold (unexpired lease period of 86 years)	Land : 262 hectares	4 plots of resort/property development land	45.2	-	1997
		Land : 51 hectares	18-hole Awana Kijal Golf Course	11.9	-	1997
		Built-up : 35,563 sq.metres	7-storey Awana Kijal Hotel	101.0	9	1997
		Built-up : 1,757 sq.metres	27 units of Baiduri Apartment	2.6	11	1997
		Built-up : 7,278 sq.metres	96 units of Angsana Apartment	11.3	10	1997
	Leasehold (unexpired lease period of 86 years)	Land : 18 hectares	17 plots of resort/property development land	1.5	-	2002
	Leasehold (unexpired lease period of 96 years)	Land : 10 hectares	1 plot of resort/property development land	1.7	-	1997
STATE OF KEDAH DARUL AMAN						
1 Tanjung Malai, Langkawi	Leasehold (unexpired lease period of 82 years)	Land : 14 hectares	5 plots of building land	11.4	-	1997
		Built-up : 20,957 sq.metres	3-5 storey Awana Langkawi Hotel, Convention Centre, Multipurpose Hall	61.2	8	1997

Group Offices

GROUP HEAD OFFICE

Genting Berhad
Wisma Genting, Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : (603) 2178 2288 / 2333 2288
Fax : (603) 2161 5304
Telex : GHHB MA 30022
E-mail : gbinfo@genting.com
Website : www.genting.com

CORPORATE OFFICES

Resorts World Bhd
Awana Hotels & Resorts
23rd Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : (603) 2178 2233 / 2333 2233
Fax : (603) 2161 5304
E-mail : rwbinfo@genting.com
Websites : www.resortsworld.com
www.genting.com.my
www.awana.com.my

Star Cruises Limited
Suite 1501, Ocean Centre,
5, Canton Road, Tsimshatsui,
Kowloon, Hong Kong SAR
Tel : (852) 2378 2000
Fax : (852) 2314 3809
Website : www.starcruises.com

RESORTS

Genting Highlands Resort
69000 Pahang, Malaysia
Tel : (603) 6101 1118
Fax : (603) 6101 1888

Awana Genting Highlands Golf & Country Resort
8th Mile, Genting Highlands,
69000 Pahang, Malaysia
Tel : (603) 6436 9000
Fax : (603) 6101 3535
E-mail : awhfo@genting.com.my

Awana Kijal Golf & Beach Resort
KM. 28, Jalan Kemaman-Dungun,
24100 Kijal, Kemaman,
Terengganu, Malaysia
Tel : (609) 864 1188
Fax : (609) 864 1688
E-mail : awanakij@tm.net.my

Awana Porto Malai, Langkawi
Tanjung Malai, 07000 Langkawi,
Kedah, Malaysia
Tel : (604) 955 5111
Fax : (604) 955 5222
E-mail : apml@genting.com.my

Star Cruises
Star Cruises Terminal,
Pulau Indah, Pelabuhan Barat,
42000 Pelabuhan Klang,
Selangor, Malaysia
Tel : (603) 3101 1313
Fax : (603) 3101 1406
E-mail : starcare@starcruises.com.my
Website : www.starcruises.com

SALES & RESERVATIONS OFFICES

World Reservation Centre (WRC)
Genting Highlands Resort
(For rooms, concerts & shows, Genting World Card, themepark ride tickets, transportation, airline ticketing/tours, Star Cruises, Awana Vacation Resorts)
Genting One Hub
Lower Ground Floor, Wisma Genting
28, Jalan Sultan Ismail
50250 Kuala Lumpur, Malaysia
Tel : (603) 2718 1118
Fax : (603) 2718 1888
Reservations E-mail:
worldres@genting.com
Membership E-mail:
hotline@worldcard.com.my

Penang Office
10-1AB, 10th Floor,
IP Tower, Island Plaza,
118, Jalan Tanjong Tokong,
10470 Penang, Malaysia
Tel : (604) 890 2300
Fax : (604) 890 2500

Ipoh Office
11, Persiaran Greentown 8,
Greentown Business Centre,
30450 Ipoh, Perak, Malaysia
Tel : (605) 243 2988
Fax : (605) 243 6988

Johor Bahru Office
1F-(Ground) Floor, Jalan Maju,
Taman Maju Jaya,
80400 Johor Bahru, Malaysia
Tel : (607) 334 4555
Fax : (607) 334 4666

Kuching Office
Shoplot 19, Ground Floor,
Wisma Phoenix,
Song Thian Cheok Road,
93100 Kuching, Sarawak, Malaysia
Tel : (6082) 412 522
Fax : (6082) 412 022

Property Sales
- Awana Condominium
- Ria Apartments
Tel : (603) 2178 2233/2333 2233
Fax : (603) 2163 5097

MEETINGS, INCENTIVES, CONVENTIONS & EXHIBITIONS (M.I.C.E)

23rd Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : (603) 2333 6686
Fax : (603) 2162 1551
E-mail: mice@genting.com

Genting International Convention Centre
Website : mice.genting.com.my

OTHER SERVICES

Genting Transport Reservations Centre
(For buses and limousines)
Lot 1988/4888, Jalan Segambut Tengah,
51200 Kuala Lumpur, Malaysia
Tel : (603) 6251 8398/6253 1762
Fax : (603) 6251 8399

Limousine Service Counter (KLIA Sepang)
Arrival Level 3, Main Terminal Building,
KL International Airport,
64000 KLIA Sepang,
Selangor, Malaysia
Tel : (603) 8776 6753
Fax : (603) 8787 3873

Limousine Service Counter (Genting Highlands)
Highlands Hotel,
69000 Genting Highlands Resort
Tel : (603) 6101 1118
ext : 58771 / 7750 / 7916

OVERSEAS

Singapore
Genting International (S) Pte Ltd
#13-26 Park Mall, 9 Penang Road
Singapore 238459
Tel : (65) 6823 9888
Fax : (65) 6737 7260
E-mail : genting1@pacific.net.sg

Hong Kong (SAR)
Genting International P.L.C
1526-1527, Ocean Centre
5 Canton Road, Tsimshatsui
Kowloon, Hong Kong SAR
Tel : (852) 2317 7133
Fax : (852) 2314 8724

United Kingdom - London
Genting International (UK) Limited
1 Derry Street
London W8 5NN
United Kingdom
Tel : (020) 7591 8328
Fax : (020) 7591 8320

Thailand - Bangkok
Genting International (Thailand) Ltd
153, Lot No. 400, 4th Floor
The Peninsula Plaza
Radjadumri Road Patumwan
Bangkok 10330, Thailand
Tel : (662) 254 0753 / 54 / 55
Fax : (662) 254 0768

India - New Delhi
Genting India Travel Services Pte Ltd
709-A, International Trade Tower,
Nehru Place, New Delhi,
110019 India
Tel : (9111) 4160 8405
Fax : (9111) 4160 8406

India - Mumbai
Genting India Travel Services Pte Ltd
510, Churchgate Chambers
5th Floor, 5 New Marine Lines Road
Mumbai - 400020, India
Tel : (9122) 2264 0383
Fax : (9122) 2281 8369 / 2287 1948

Vietnam
Genting International (Vietnam) Ltd
170Bis Tran Hung Dao St.,
Dist 1, Nguyen Cu Trinh Ward,
HCMC, Vietnam
Tel : (848) 920 6334 - 35
Fax : (848) 920 6335

Analysis of Shareholdings
as at 2 May 2006

Class of Shares : Ordinary shares of 50 sen each
Voting Rights : One vote per share

Size of Holdings	No. of Shareholders	% of Shareholders	No. of Shares	% of Issued Capital
Less than 100	2,963	17.80	9,075	0.00
100 - 1,000	6,653	39.98	5,274,433	0.48
1,001 - 10,000	5,652	33.96	20,669,335	1.89
10,001 - 100,000	947	5.69	26,972,092	2.47
100,001 to less than 5% of issued shares	423	2.54	489,916,399	44.83
5% and above of issued shares	5	0.03	550,000,000	50.33
Total	**16,643**	**100.00**	**1,092,841,334**	**100.00**

THIRTY (30) LARGEST SECURITIES ACCOUNT HOLDERS AS PER RECORD OF DEPOSITORS
(Without aggregating the securities from different securities accounts belonging to the same depositor)

Name	No. of Shares	% of Issued Capital
1. Genting Berhad	110,000,000	10.07
2. Genting Berhad	110,000,000	10.07
3. Genting Berhad	110,000,000	10.07
4. Genting Berhad	110,000,000	10.07
5. Genting Berhad	110,000,000	10.07
6. HSBC Nominees (Asing) Sdn Bhd *Exempt an for JPMorgan Chase Bank, National Association (U.S.A.)*	31,721,195	2.90
7. Genting Berhad	24,938,100	2.28
8. Cartaban Nominees (Asing) Sdn Bhd *SSBT Fund GB01 for Harbor International Fund*	22,200,000	2.03
9. Genting Berhad	20,700,000	1.89
10. Genting Berhad	19,266,000	1.76
11. HSBC Nominees (Asing) Sdn Bhd *TNTC for Silchester International Investors International Value Equity Trust*	16,341,300	1.50
12. HSBC Nominees (Asing) Sdn Bhd *Natexis for Magellan*	16,000,000	1.46
13. Malaysia Nominees (Tempatan) Sendirian Berhad *Great Eastern Life Assurance (Malaysia) Berhad (PAR 1)*	14,414,070	1.32
14. HSBC Nominees (Asing) Sdn Bhd *Exempt An for JPMorgan Chase Bank, National Association (U.K.)*	10,196,766	0.93
15. HSBC Nominees (Asing) Sdn Bhd *Natexis for Comgest Nouvelle Asie*	9,800,000	0.90
16. Genting Berhad	8,000,000	0.73
17. Genting Berhad	7,565,900	0.69
18. HSBC Nominees (Asing) Sdn Bhd *Exempt An for JPMorgan Bank Luxembourg S.A.*	7,034,500	0.64
19. HSBC Nominees (Asing) Sdn Bhd *Exempt An for JPMorgan Chase Bank, National Association (Netherlands)*	7,030,500	0.64
20. HSBC Nominees (Asing) Sdn Bhd *TNTC for Silchester International Investors International Value Equity Group Trust*	6,912,000	0.63
21. Citigroup Nominees (Tempatan) Sdn Bhd *Exempt An for Prudential Assurance Malaysia Berhad*	5,495,900	0.50
22. Cartaban Nominees (Asing) Sdn Bhd *Investors Bank and Trust Company for Harding Loevner Funds Inc (Emer Mkts Port)*	5,380,000	0.49

THIRTY (30) LARGEST SECURITIES ACCOUNT HOLDERS AS PER RECORD OF DEPOSITORS (Cont'd)
(Without aggregating the securities from different securities accounts belonging to the same depositor)

	Name	No. of Shares	% of Issued Capital
23.	Citigroup Nominees (Asing) Sdn Bhd *Exempt An for Goldman Sachs and Co (Buena Vista-Nr)*	4,999,900	0.46
24.	Cartaban Nominees (Asing) Sdn Bhd *SSBT Fund ZV92 for Active Emerging Markets Common Trust Fund*	4,949,400	0.45
25.	Citigroup Nominees (Asing) Sdn Bhd *Merrill Lynch International*	4,904,100	0.45
26.	Citigroup Nominees (Asing) Sdn Bhd *Mellon Bank, N.A. for Commonwealth of Pennsylvania Public School Employees Retirement System*	4,692,611	0.43
27.	Cartaban Nominees (Asing) Sdn Bhd *State Street London Fund JFBN for the Wellcome Trust*	4,570,200	0.42
28.	Cartaban Nominees (Asing) Sdn Bhd *Government of Singapore Investment Corporation Pte Ltd for Government of Singapore (C)*	4,547,600	0.42
29.	Cartaban Nominees (Asing) Sdn Bhd *Investors Bank and Trust Company for Ishares, Inc*	4,526,200	0.41
30.	Cartaban Nominees (Asing) Sdn Bhd *SSBT Fund WB2X for Bill and Melinda Gates Foundation*	4,428,300	0.41
	Total	**820,614,542**	**75.09**

SUBSTANTIAL SHAREHOLDERS AS PER REGISTER OF SUBSTANTIAL SHAREHOLDERS
as at 2 May 2006

	No. of shares			
Name	**Direct Interest**	**% of Issued Capital**	**Deemed Interest**	**% of Issued Capital**
Genting Berhad ("Genting")	630,470,000	57.69	-	-
Kien Huat Realty Sdn Bhd ("KHR")	-	-	630,709,786*	57.71
Parkview Management Sdn Bhd	-	-	630,709,786+	57.71

Notes:

* Deemed interested through its subsidiary and Genting.

\+ Deemed interested through a subsidiary of KHR and Genting.

DIRECTORS' SHAREHOLDINGS AS PER REGISTER OF DIRECTORS' SHAREHOLDINGS
as at 2 May 2006

INTEREST IN THE COMPANY

	No. of shares			
Name	**Direct Interest**	**% of Issued Capital**	**Deemed Interest**	**% of Issued Capital**
Tan Sri Lim Kok Thay	50,000	0.0046	-	-
Tun Mohammed Hanif bin Omar	1,000	0.0001	-	-
Tan Sri Alwi Jantan	78,000	0.0071	-	-
Mr Quah Chek Tin	1,000	0.0001	-	-

INTEREST IN RELATED CORPORATIONS

Genting Berhad

	No. of shares			
Name	**Direct Interest**	**% of Issued Capital**	**Deemed Interest**	**% of Issued Capital**
Tan Sri Lim Kok Thay	3,433,800	0.48680	-	-
Tun Mohammed Hanif bin Omar	200	0.00003	-	-
Mr Quah Chek Tin	1,000	0.00014	-	-

Asiatic Development Berhad

	No. of shares			
Name	**Direct Interest**	**% of Issued Capital**	**Deemed Interest**	**% of Issued Capital**
Tan Sri Lim Kok Thay	144,000	0.0193	-	-

Genting International P.L.C.

	No. of shares			
Name	**Direct Interest**	**% of Issued Capital**	**Deemed Interest**	**% of Issued Capital**
Tan Sri Lim Kok Thay	20,000	0.0004	-	-

AMERICAN DEPOSITORY RECEIPTS - LEVEL 1 PROGRAMME

The Company's American Depository Receipts ("ADR") Level 1 Programme commenced trading in the U.S. over-the-counter market on 8 June 1992. Under the ADR Programme, a maximum of 27 million ordinary shares of RM0.50 each representing approximately 2.5% of the total issued and paid-up share capital of the Company will be traded in ADRs. Each ADR represents 5 ordinary shares of the Company. Citibank, N.A., New York as the Depository Bank has appointed Citibank Berhad, Kuala Lumpur as its sole custodian of the shares of the Company for the ADR Programme. As at 31 March 2006 there were 121,063 ADRs outstanding representing 605,315 ordinary shares of RM0.50 each of the Company which have been deposited with the sole custodian for the ADR Programme.

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RESORTS WORLD BHD

(58019-U)

FORM OF PROXY

(Before completing the form, please refer to the notes overleaf)

"A" I/We ______________________________ NRIC No./Co. No.: ______________
(FULL NAME IN BLOCK CAPITALS)

of ____
(ADDRESS)

being a member of RESORTS WORLD BHD hereby appoint

______________________________ NRIC No.: ______________
(FULL NAME)

of ____
(ADDRESS)

or failing him ______________________________ NRIC No.: ______________
(FULL NAME)

of ____
(ADDRESS)

or failing him, *the CHAIRMAN OF THE MEETING as *my/our first proxy to attend and vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on Wednesday, 21 June 2006 at 3.00 p.m. and at any adjournment thereof.

"B" Where it is desired to appoint a second proxy this section must also be completed, otherwise it should be deleted.

I/We ______________________________ NRIC No./Co. No.: ______________
(FULL NAME IN BLOCK CAPITALS)

of ____
(ADDRESS)

being a member of RESORTS WORLD BHD hereby appoint

______________________________ NRIC No.: ______________
(FULL NAME)

of ____
(ADDRESS)

or failing him ______________________________ NRIC No.: ______________
(FULL NAME)

of ____
(ADDRESS)

or failing him, *the CHAIRMAN OF THE MEETING as *my/our second proxy to attend and vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on Wednesday, 21 June 2006 at 3.00 p.m. and at any adjournment thereof.

The proportions of my/our holding to be represented by my/our proxies are as follows:

First Proxy **"A"**	%
Second Proxy **"B"**	%
	100%

In case of a vote taken by a show of hands *First Proxy "A"/Second Proxy "B" shall vote on my/our behalf.

My/our proxies shall vote as follows:

ORDINARY RESOLUTIONS		First Proxy "A"		Second Proxy "B"	
		For	Against	For	Against
To receive and adopt the Audited Financial Statements	Resolution 1				
To sanction the declaration of a final dividend	Resolution 2				
To approve Directors' fees	Resolution 3				
To re-elect the following Directors: (i) Tun Mohammed Hanif bin Omar (ii) Mr Quah Chek Tin (iii) General (R) Tan Sri Mohd Zahidi bin Hj Zainuddin	 Resolution 4 Resolution 5 Resolution 6				
To re-appoint the following Directors as Directors in accordance with Section 129 of the Companies Act, 1965: (i) Tan Sri Alwi Jantan (ii) Tan Sri Wan Sidek bin Hj Wan Abdul Rahman	 Resolution 7 Resolution 8				
To re-appoint Auditors	Resolution 9				
To empower Directors to issue and allot shares up to 10% of total issued and paid-up capital	Resolution 10				
To renew the authority for the purchase of own shares up to 10% of total issued and paid-up capital	Resolution 11				

(Please indicate with an "X" in the spaces provided how you wish your votes to be cast. If you do not do so, the proxy/ proxies will vote or abstain from voting at his/their discretion.)

Signed this______________day of_______________2006.

No. of Shares held	

* Delete if inapplicable

____
Signature of Member(s)

NOTES

A member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies (but not more than two) to attend and vote instead of him. ***A proxy need not be a member of the Company but in accordance with Section 149 of the Companies Act, 1965, a member shall not be entitled to appoint a person who is not a member of the Company as his proxy unless that person is an advocate, an approved company auditor or a person approved by the Registrar of Companies in a particular case.*** *Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy. The instrument appointing a proxy must be deposited at the Registered Office of the Company not less than 48 hours before the time set for holding the meeting or at any adjournment thereof.*

In the case of a corporation, this form must be either under seal or signed by a duly authorised officer or attorney.

EXPLANATORY NOTES ON SPECIAL BUSINESS

(1) Ordinary Resolution 10, if passed, will give authority to the Directors of the Company, from the date of the above Annual General Meeting, to issue and allot shares in the Company up to and not exceeding in total ten (10) per centum of the issued and paid-up share capital of the Company for the time being, for such purposes as they consider would be in the best interest of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next Annual General Meeting of the Company.

(2) Ordinary Resolution 11, if passed, will empower the Directors of the Company to purchase the Company's shares up to ten (10) per centum of the issued and paid-up share capital of the Company ("Proposed Share Buy-Back") by utilising the funds allocated which shall not exceed the total retained profits and share premium of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next Annual General Meeting of the Company.

Further information on the Proposed Share Buy-Back is set out in the Share Buy-Back Statement of the Company dated 30 May 2006 which is despatched together with the Company's 2005 Annual Report.





